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05011943

WRITER'S DIRECT NUMBER
212 839-6736

WRITER'S E-MAIL ADDRESS
ydu@sidley.com

File Number 82-5126

October 18, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. File Number 82-5126

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "Company"), enclosed please find one copy of each of the following documents:

A. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in the month of June 2005;

B. An English version of the press release dated June 28, 2005 issued by the shareholder *Ente Cassa di Risparmio di Firenze* regarding the extension until September 30, 2005 of the deadline for the exercise of the purchase option by SANPAOLO IMI for 10.78% of the ordinary shares of the Company currently owned by *Ente Cassa di Risparmio di Firenze*;

C. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in the month of July 2005;

D. An English version of the press release date August 11, 2005 regarding the signature of a preliminary agreement for the acquisition of a controlling stake in Daewoo Bank (Romania);

dlw 10/20

E. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in the month of September 2005;

F. An English version of the press release dated September 12, 2005 regarding the Board of Directors approval of the Company's results for the first half of year 2005. The Italian version of the half-year report is also attached hereto; the English version shall be deposited as soon as it shall be available.

G. An English version of the communication to the market dated September 21, 2005 regarding the change in the share capital of the Company.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,



Yilong Du

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

Avv. Alessandra Guercia
Varrenti Bassan Lenzi e Associati



BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - Giugno 2005

JUNE 2005 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	34,947	16
Milan	S	119,314	64

BANCA CR FIRENZE

PRESS RELEASE

Hereunder is a press release issued by the shareholder *Ente Cassa di Risparmio di Firenze:*

Further to the Shareholders' Pact which expired on May 1st, 2005 and had been signed on November 15th, 1999 between Ente Cassa di Risparmio di Firenze, BNP Paribas and SANPAOLO IMI, pertaining to their shareholdings in Cassa di Risparmio di Firenze, talks between Ente Cassa di Risparmio di Firenze and SANPAOLO IMI have proceeded in a constructive spirit. Today, the parties have agreed to extend until September 30th, 2005 the deadline - initially set to expire on June 29th, 2005 - for the exercise of the purchase option by SANPAOLO IMI accounting for a 10.78% of ordinary shares of the bank Cassa di Risparmio di Firenze possessed to this day by the foundation Ente Cassa di Risparmio di Firenze. This will permit the parties to verify the possibility of solving current differences on the drafting of a new shareholders' agreement, which could also be accepted by BNP Paribas. Nonetheless each party steadfastly reiterate their respective positions on the validity of the aforesaid purchase option: SANPAOLO IMI confirms its validity which, on the contrary, Ente Cassa di Risparmio di Firenze disputes.

Florence, 28 June 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - July 2005

JULY 2005 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	60,557	33
Milan	S	65,557	43

BANCA CR FIRENZE

Press release

AGREEMENT SIGNED FOR ACQUISITION OF A CONTROLLING STAKE IN DAEWOO BANK, ROMANIA

Banca CR Firenze concluded a preliminary agreement for the acquisition of a 56.23% stake in Daewoo Bank (Romania) S.A., a commercial bank with registered offices in Bucharest and whose network is composed by 9 branches. The agreement calls for the signing of a contract for acquisition of the shares by 5 October 2005 and the actual transfer by 20 November 2005. The price, to be paid in cash, has been set at 31.4 Euro million[1] and was based on the 2004 net equity which would amount to 16.0 Euro million if valued at the same exchange rate as that of the transaction[1]. Acquisition of this stake will allow Banca CR Firenze to quickly enter into a banking market undergoing a reorganisation and streamlining process, as well as to provide adequate support to companies based in our core business region already with an established presence in an area that offers them significant growth opportunities.

The agreement also contains two options – a call option in favour of Banca CR Firenze, and a put option in favour of some of the current shareholders – on a further 26.77% stake in Daewoo Bank. The exercise period for these options is 1 January-30 June 2009 at a price per share to be determined by a jointly nominated, primary investment bank and, in any case, it may not be less than 2.975 times net equity as recognised in the most recent Daewoo Bank's approved financial statements.

Final conclusion of the agreement is contingent on obtaining all necessary authorisations from the Bank of Italy and other Italian and Romanian authorities with jurisdiction and the complete satisfaction of due diligence.

In view of the transaction's modest income statement effects, it will not have a remarkable impact on the performance targets that Banca CR Firenze has previously announced to the market.

Florence, August 11th, 2005

DAEWOO BANK (Romania) S.A. - 2004 Main figures

	Euro[2] / million	**ROL** / million
Total assets	50.3	1,994,686
Deposits	36.1	1,430,471
Loans	15.1	597,557
Net equity	13.9	550,138
Net income	-0.4	-16,489

Branches	9
Employees	87

[1] EURO/ROL exchange rate has been set at 34,455 as per National Bank of Romania's fixing dated Aug.4th, 2005.
[2] As of December 31, 2004 EURO/ROL exchange rate was 39,663

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - September 2005

SEPTEMBER 2005 - **Banca CR Firenze (Parent company)**			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	1,000	2
Milan	S	1,000	1

Press release

THE BOARD OF DIRECTORS APPROVES THE RESULTS

FOR THE FIRST HALF OF 2005

- **Consolidated net earnings of €61.6 million, an increase of 23.7%** on €49.8 million in the first half of 2004 pro forma[1].
- **Total revenues of €598.7 million, +4.8%** on €571.3 million in the first half of 2004 pro forma[1]
- **Operating costs of €393.0 million, +2%** on €385.1 million in the first half of 2004 pro forma[1]
- **Operating income of €205.7 million, +10.5%** on €186.2 million in the first half of 2004 pro forma[1]
- **Earnings from ordinary operations of €122.1 million, +14.3%** on €106.8 million in the first half of 2004 pro forma[1]
- **ROE adjusted [2] of 14.5%** (13.7% as at 30 June 2004 on pro-forma basis). Including the amortisation of goodwill, this value is 10.7%, an improvement on the figure of 9.8% recorded as at 30 June 2004
- **Customer loans and total financial assets increased** by **4.2%** and **2.3%** respectively (€16,219 million and €35,627 million)

The Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, today approved the consolidated results as at 30 June 2005, presented by the Chairman Lino Moscatelli.

A detailed analysis of the results is given below:

CONSOLIDATED INCOME STATEMENT (pro forma[1])

Total revenues were €598.7 million, an **increase of 4.8%** on the same period last year.

[1] This takes account of the Parent Company's purchase of an additional 9% interest in the share capital of Cassa di Risparmio di Pistoia e Pescia. This purchase entailed an increase in the depreciation of positive consolidation differences (€0.7 million) and a decrease in minority interests of an equal amount. Net earnings therefore remain unchanged from the first half of 2004. Reference will be made to this pro-forma income statement in the comments on the changes that have occurred over the last twelve months. The full financial statements, both consolidated and individual, are given as an annex to this press release.

[2] The ROE *adjusted* is calculated by comparing the consolidated net earnings with the average shareholders' equity over the last two years excluding earnings being generated and not taking account of the depreciation of positive consolidation and shareholders' equity differences.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

- Within this aggregate, **net interest income** totalled **€360.4 million**, an **increase** of **7.8%**. This confirms, in particular, the good performance of this income item in the area of retail banking.
- **Non-interest income** totalled **€224.8 million**, **+1%** on €222.5 million in 2004. In particular, the **net commissions and other net income** aggregate **increased** by **1.9%** to €205.7 million. Earnings from **financial transactions and dividends on shares** decreased by 7.7% to €19.1 million.

- The **earnings** of **companies consolidated according to the equity method** decreased by 15.9% to €5.3 million, chiefly as a result of the sale of the investment in Arval Service Lease Italia.

Operating costs **increased** by **2%** from €385.1 million to €393.0 million:

- **Personnel costs and other administrative costs were up 1.7%** and **3.9%** respectively. The former closed at **€215.7 million** and the latter at **€149.8 million**.
- **Amortisation and depreciation decreased** from €28.8 million in June 2004 to €27.5 million by the end of the first half of 2005.

Operating income therefore **increased** by **10.5%** to €205.7 million (€186.2 million in June 2004) whereas **earnings from ordinary operations** (€122.1 million compared with €106.8 million) **increased** by **14.3%** after provisions to loan loss reserves and net write-downs on loans of €61.0 million (+8%).

The first half of 2005 ended with **consolidated net earnings** of **€61.6 million**, an **increase** of **23.7%** on the same period last year. The **ROE adjusted** reached the level of **14.5%** (13.7% on 30 June 2004). Including the depreciation of positive consolidation and shareholders' equity differences, this value is 10.7% (9.8% for the previous twelve months).

BANCA CR FIRENZE

Press release

CONSOLIDATED BALANCE SHEET (comments on the changes make reference to the same figures as at 12.31.2004)

Net customer loans totalled **€16,219 million**, an **increase** of **4.2%**.

- The performance of the **mortgages** segment was good at €5,693 million **(+6.3%)**.
- As regards risk control, the increase in **gross non-performing loans (+3.4%)** and **net non-performing loans (+1.3%)** is lower than the increase in loans and, consequently, the respective indicators show an improvement: **gross non-performing loans/gross loans 2.29%** (from 2.30%), **net non-performing loans/net loans 1.08%** (from 1.10%), **gross total risk entries/gross loans 3.88%** (from 4.09%). The coverage ratios have increased: from 53.3% to **54.2%** for net non-performing loans and from 38.8% to **40.8%** for total risk entries.

Total financial assets deposited by customers reached **€35,627 million**, an **increase** of **2.3%**, with **direct deposits** increasing by **1.6%** to €16,019 million and **indirect deposits** totalling €19,607 million **(+2.9%).**

IAS/IFRS international accounting standards

In accordance with Article 81-bis of the transitional system of the Rules for Issuers (CONSOB resolution no. 14490 of 15 April 2005), reconciliation statements have been prepared for the balance sheet and income statement balances determined on the basis of national standards and the values adopted by applying IAS/IFRS international accounting standards, and reconciliation statements for shareholders' equity and net income obtained using national accounting standards and the same values determined on the basis of the provisions of IFRS 1, which govern the First Time Adoption ("FTA") of IAS/IFRS standards, together with the notes explaining the criteria according to which these statements are drawn up and the items appearing therein. On this matter, it is specified that the above statements were prepared by adopting "accounting policies" consistent with EU Regulation no. 1606/2002 and Legislative Decree no. 38 of 28 February 2005 ("IAS decree"), with reference to the IAS/IFRS standards currently approved by the European Union. Furthermore,

following CONSOB communication no. DEM/5025723 dated 15 April 2005, our company has assigned to the auditing firm PricewaterhouseCoopers a contract to fully audit of the amounts drafted in the reconciliation statements foreseen by IFRS 1. The market will be given full details of the results of the audit. At the present time, however, no negative effects are foreseen neither on the net shareholders' equity nor on the consolidated net profit for the period.

Commercial activity over the period

Commercial activity over the period was focussed on implementing the guidelines defined in the 2005 Business Plan: acquire new customers, increase the cross-selling index in the Retail market, develop Pension Funds and reinvestment plans, develop investment products with a significant insurance component, strengthen the agreements with the Consorzi Fidi and increase the use of credit lines granted to the best business customers.
In the first half of 2005, the Group's distribution network was further extended:

- the number of Group Branches increased by 8: Banca CR Firenze S.p.A. open Branches nos. 7 and 8 in Rome, no. 44 in Florence and the Montepulciano (SI) and Ponte a Ema (FI) Branches. CR Civitavecchia S.p.A. opened the Rome Prati Fiscali Branch; CR La Spezia opened the Reggio Emilia Branch and CR Orvieto the Fiano Romano (RM) Branch;
- there are now 34 Financial Centres, an increase of 7 compared with 31 December 2004, specifically: Francavilla al Mare (CH), Terni, Milano, Viterbo, La Spezia, Prato and a second Financial Centre in Modena. The deposits generated by the Network of Advisers amounted to €355 million, an increase of €149 million compared with 31 December 2004. There are now 178 Financial Advisers (+15 compared with 31 December 2004), managing 7,019 customers (+926 compared with 31 December 2004);
- Banca CR Firenze S.p.A. also opened a Business Centre in Rome, to which business customers present in the city's various Branches have been transferred, with an organisational model similar to that already applied in the rest of the distribution network.

As well as initiatives that have improved customer access to the multichannel services, the development of Virtual Banking has continued. From May 2005, customers subscribed to Liberamente.net can now also access via Digital TV. The service, introduced for the first time in Italy by the Banca CR Firenze Group, means that requests for information can be made and, shortly, transactional operations will also be possible.

BANCA
CR FIRENZE

Press release

The use of the multichannel services, in the first half of 2005, grew again with over 2,600,000 requests for information (+17% compared with the first half of 2004) and 133,000 transactional operations (+56% on the same period in 2004).
In the business segment, the recruitment of customers to the Home Banking BtoB and B@B services continued with over 14,000 customers now having subscribed (+14% compared with 31 December 2004).

Florence, 12 September 2005

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



BANCA CR FIRENZE

MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

The 31st of August 2005 a total of 10,000 shares have been subscribed and fully paid up.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on September the 20th, 2005.

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	648,104,243.16	1,137,024,988	0.57	648,098,543.16	1,137,014,988	0.57
Ordinary Shares *(full entitlement) Coupon n° 6*	648,104,243.16	1,137,024,988	0.57	648,098,543.16	1,137,014,988	0.57

Florence, September 21st , 2005

Relazione semestrale al 30 giugno 2005



GRUPPO
BANCA CR FIRENZE

Capogruppo
Banca CR Firenze S.p.A.
Sede Sociale e Direzione Generale in Firenze
Capitale Sociale € 648.098.543,16 int. vers.
Riserve e Sovrapprezzi € 348.416.614,35
Registro delle Imprese, Codice fiscale e Partita IVA
04385190485
Albo delle Banche n. 5120
Gruppo Cassa di Risparmio di Firenze
Iscritto all'Albo dei Gruppi Bancari n. 6160.6

Relazione semestrale al 30 giugno 2005

Sommario

Introduzione

Informazioni generali sulla relazione semestrale

La relazione semestrale al 30 giugno 2005 di Banca CR Firenze S.p.A. è stata predisposta sulla base della normativa emanata dalla CONSOB ("Regolamento emittenti") per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana, tenendo conto delle disposizioni del Decreto Legislativo n. 87/1992 e dei successivi Provvedimenti emanati dalla Banca d'Italia.

In conformità alle disposizioni del Regolamento emittenti, salvo eventuale diversa indicazione i dati esposti nei prospetti contabili e nelle note esplicative ed integrative sono espressi in migliaia di euro e per le voci riportate nei suddetti prospetti vengono forniti i valori di raffronto al 31 dicembre 2004 ed al 30 giugno 2004, rispettivamente risultanti dal bilancio e dalla relazione semestrale predisposti a tali date. Inoltre, in seguito all'acquisto di un'ulteriore quota partecipativa del capitale sociale della Cassa di Risparmio di Pistoia e Pescia S.p.A., avvenuto nel corso del primo semestre 2005, al fine di rendere significativo ed omogeneo il raffronto tra i dati economici sono stati predisposti i conti economici consolidati riclassificati al 31 dicembre 2004 ed al 30 giugno 2004 su base "pro-forma", ipotizzando di retrodatare convenzionalmente al 1° gennaio 2004 gli effetti del suddetto acquisto; i conti economici "pro-forma" non sono stati assoggettati a revisione contabile.

Alla relazione semestrale sono inoltre allegati i seguenti documenti:

- prospetto delle variazioni dei conti capitale, riserve, differenze negative di consolidamento e di patrimonio netto, fondo per rischi bancari generali e utile dell'esercizio o periodo;
- raccordo tra patrimonio netto e utile dell'esercizio o periodo della Capogruppo ed i rispettivi dati consolidati.

Si ricorda infine che in accordo con quanto previsto dall'articolo 81-bis del regime transitorio del Regolamento emittenti (delibera CONSOB n° 14990 del 14 aprile 2005), tra gli allegati alla presente relazione semestrale vengono riportati i prospetti di raccordo dei saldi di stato patrimoniale e conto economico determinati in base ai principi nazionali con i valori assunti applicando i principi contabili internazionali IAS/IFRS, mentre in apposita appendice risultano illustrati i prospetti di riconciliazione tra patrimonio e risultato netto ottenuti utilizzando i principi contabili nazionali ed i medesimi valori determinati in base alle disposizioni dell'IFRS 1, che disciplinano la prima applicazione dei principi IAS/IFRS (*First Time Adoption* - "FTA"), unitamente alle note esplicative dei criteri di redazione e delle voci che figurano in tali prospetti; in proposito si precisa che i suddetti prospetti sono stati redatti adottando le "politiche contabili" conformi al Regolamento UE n. 1606/2002 ed al Decreto Legislativo n.° 38 del 28 febbraio 2005 ("decreto IAS"), facendo riferimento ai principi IAS/IFRS attualmente omologati dall'Unione Europea.

In accordo con la delibera sopra indicata e con le raccomandazioni CONSOB emanate in materia, la presente relazione semestrale è stata sottoposta a revisione contabile limitata da parte della PricewaterhouseCoopers S.p.A., attribuendo inoltre a tale società l'incarico di revisione completa dei saldi esposti nei prospetti di riconciliazione previsti dall'IFRS 1.

Dati di sintesi del consolidato Banca CR Firenze S.p.A.

(Importi in milioni di euro)	30 giugno 2005	31 dicembre 2004 pro-forma 1)	30 giugno 2004 pro-forma 1)	Variazioni % 2)
DATI ECONOMICI				
Margine d'interesse	360,4	671,8	334,2	7,8%
Commissioni nette ed altri proventi di gestione netti	205,7	409,4	201,8	1,9%
Margine d'intermediazione	598,7	1.139,0	571,3	4,8%
Spese amministrative	365,5	701,0	356,3	2,6%
Accantonamenti e rettifiche nette su crediti ed immobilizzazioni finanziarie	63,1	112,0	58,8	7,3%
Utile delle attività ordinarie	122,1	226,0	106,8	14,3%
Utile netto	61,6	101,7	49,8	23,7%
DATI PATRIMONIALI				
Totale attività (al netto delle azioni proprie)	21.830,0	21.407,6	20.437,3	2,0%
Crediti verso clientela (esclusi crediti in sofferenza)	16.045,6	15.396,7	14.367,5	4,2%
Titoli	2.474,7	2.385,0	2.519,1	3,8%
Partecipazioni	384,8	410,4	402,8	-6,2%
Debiti verso clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	15.005,7	14.790,5	14.157,2	1,5%
Passività subordinate	1.013,8	980,6	997,2	3,4%
Patrimonio netto (al netto delle azioni proprie ed incluso l'utile netto)	1.152,5	1.151,5	1.094,8	0,1%
ATTIVITA' FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	35.626,7	34.817,3	33.810,6	2,3%
Raccolta diretta	16.019,4	15.771,1	15.154,5	1,6%
Raccolta indiretta	19.607,3	19.046,2	18.656,1	2,9%
- Risparmio amministrato	9.273,9	9.018,7	8.693,3	2,8%
- Risparmio gestito	10.333,4	10.027,5	9.962,8	3,1%
- GPM - GPS - GPF	2.907,9	2.624,7	2.687,4	10,8%
- Fondi	4.731,3	4.770,4	4.760,5	-0,8%
- Assicurazioni (riserve tecniche)	2.694,2	2.632,4	2.514,9	2,3%
INDICI DI REDDITIVITA'				
ROE annualizzato 3)	10,7%	9,8%	9,7%	1,0%
ROE annualizzato rettificato 4)	14,5%	14,1%	13,7%	0,8%
Cost / Income ratio 5)	63,5%	65,0%	65,5%	-2,0%
INDICI DI RISCHIOSITA' DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	1,08%	1,10%	1,21%	-0,03%
Altri Crediti dubbi netti (escluso sofferenze) / Crediti netti verso la clientela	1,29%	1,45%	1,55%	-0,17%
Partite a rischio nette / Crediti netti verso la clientela	2,37%	2,55%	2,76%	-0,19%
COEFFICIENTI DI SOLVIBILITA'				
Patrimonio di base / Attivo ponderato	5,20%	5,34%	5,17%	-0,14%
Patrimonio di Vigilanza / Attivo ponderato	9,56%	9,87%	9,20%	-0,31%
TITOLO AZIONARIO				
Numero azioni in circolazione (in milioni)	1.136,9	1.136,2	1.133,2	0,1%
Quotazione per azione (in €)				
- media	1,989	1,503	1,454	32,3%
- minima	1,769	1,380	1,380	28,2%
- massima	2,208	1,807	1,560	22,2%
Utile unitario sul numero medio di azioni in circolazione (in €)	0,054	0,090	0,044	23,3%
Dividendo unitario (in €) 6)	0,052	0,052	0,052	0,0%
Dividendo / prezzo medio annuo 6)	2,61%	3,46%	3,58%	-0,76%
Patrimonio netto unitario su azioni in circolazione (in €)	1,014	1,013	0,966	0,0%
STRUTTURA OPERATIVA				
Dipendenti	5.773	5.731	5.761	0,7%
Quota di pertinenza dei dipendenti delle società consolidate proporzionalmente	961	928	895	3,6%
Promotori finanziari	181	163	142	11,0%
Filiali bancarie	518	510	502	1,6%
Centri imprese e private	23	22	22	4,5%
Spazi finanziari	34	27	20	25,9%

Note:

1) L'utile delle attività ordinarie e l'utile netto al 31 dicembre ed al 30 giugno 2004 sono stati determinati su base "pro-forma", ipotizzando di retrodatare al 1° gennaio 2004 gli effetti dell'acquisto da parte della Capogruppo di un'ulteriore interessenza, pari al 9%, del capitale ordinario della Cassa di Risparmio di Pistoia e Pescia SpA.

2) Le variazioni sono state calcolate rispetto al 30 giugno 2004 per i dati economici ed al 31 dicembre 2004 per tutti gli altri dati.

3) Utile netto rapportato ad anno / Patrimonio netto contabile medio degli ultimi due esercizi (escluso l'utile netto).

4) Utile netto rapportato ad anno (escluso l'ammortamento delle differenze positive di consolidamento) / Patrimonio netto contabile medio degli ultimi due esercizi (escluso l'utile netto).

5) Spese amministrative (al netto dei recuperi spese), ammortamenti (esclusi gli ammortamenti delle differenze positive di consolidamento) / Margine d'intermediazione (al netto dei recuperi spese); qualora il suddetto indicatore fosse stato calcolato rapportando le spese amministrative e gli ammortamenti (esclusi gli ammortamenti dell'avviamento e delle differenze positive di consolidamento) al margine di intermediazione, il cost/income al 30 giugno 2005, al 31 dicembre 2004 ed al 30 giugno 2004 sarebbe risultato rispettivamente pari al 65,6%, al 66,4% ed al 67,1%.

6) Ultimo dividendo distribuito dalla Capogruppo.

Conto Economico consolidato riclassificato

(importi in milioni di euro)

VOCI	30 giugno 2005	30 giugno 2004 pro-forma (1)	Variazioni % 30 giugno 2005 / 30 giugno 2004 pro-forma	31 dicembre 2004 pro-forma (1)
Margine d'interesse	**360,4**	**334,2**	**7,8%**	**671,8**
Commissioni nette ed altri proventi di gestione netti	205,7	201,8	1,9%	409,4
Profitti da operazioni finanziarie e dividendi su azioni	19,1	20,7	-7,7%	36,0
Utili delle società al patrimonio netto e dividendi su partecipazioni	13,5	14,6	-7,5%	21,8
Margine d'intermediazione	**598,7**	**571,3**	**4,8%**	**1.139,0**
Spese amministrative	-365,5	-356,3	2,6%	-701,0
- spese per il personale	*-215,7*	*-212,1*	*1,7%*	*-417,7*
- altre spese amministrative	*-149,8*	*-144,2*	*3,9%*	*-283,3*
Rettifiche di valore su immobilizzazioni materiali ed immateriali	-27,5	-28,8	-4,5%	-58,8
Risultato di gestione	**203,7**	**186,2**	**10,5%**	**379,2**
Ammortamenti differenze positive di consolidamento e di patrimonio netto	-20,5	-20,6	-0,5%	-41,2
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-63,1	-58,8	7,3%	-112,0
Utile delle attività ordinarie	**122,1**	**106,8**	**14,3%**	**226,0**
Proventi (oneri) straordinari netti	9,2	2,9	n.s.	0,1
Utile lordo	**131,3**	**109,7**	**19,7%**	**226,1**
Variazione del fondo per rischi bancari generali	0,0	0,0	0,0%	-0,6
Imposte sul reddito	-60,2	-52,6	14,4%	-107,8
Utile di pertinenza di terzi	-9,5	-7,3	30,1%	-16,0
Utile netto	**61,6**	**49,8**	**23,7%**	**101,7**

1) L'utile delle attività ordinarie e l'utile netto al 31 dicembre ed al 30 giugno 2004 sono stati determinati su base "pro-forma", ipotizzando di retrodatare al 1° gennaio 2004 gli effetti dell'acquisto da parte della Capogruppo di un'ulteriore interessenza, pari al 9%, del capitale ordinario della Cassa di Risparmio di Pistoia e Pescia S.p.A; tale acquisto ha comportato, in particolare, un incremento degli ammortamenti delle differenze positive di consolidamento ed una diminuzione dell'utile di pertinenza di terzi di pari importo (0,7 milioni di euro), mantenendo pertanto di fatto invariato l'utile netto del primo semestre 2004.

Stato patrimoniale consolidato riclassificato (*)

(importi in milioni di euro)

ATTIVO (*)	30 giugno 2005	31 dicembre 2004	Variazioni % 30 giugno 2005 / 31 dicembre 2004	30 giugno 2004
Cassa e disponibilità presso banche centrali ed uffici postali	**149,7**	**137,6**	**8,8%**	**123,6**
Crediti	**17.278,1**	**16.771,5**	**3,0%**	**15.806,9**
- crediti verso banche	1.059,3	1.203,9	-12,0%	1.263,5
- crediti verso clientela	16.218,8	15.567,6	4,2%	14.543,4
Titoli non immobilizzati	**2.413,4**	**2.323,2**	**3,9%**	**2.446,7**
Immobilizzazioni	**790,4**	**830,0**	**-4,8%**	**838,1**
- titoli immobilizzati	61,3	61,8	-0,8%	72,4
- partecipazioni	384,8	410,4	-6,2%	402,8
- immobilizzazioni immateriali	42,1	45,9	-8,3%	49,2
- immobilizzazioni materiali	302,2	311,9	-3,1%	313,7
Differenze positive di consolidamento e di patrimonio netto	**253,5**	**258,9**	**-2,1%**	**281,0**
Altre voci dell'attivo	**944,9**	**1.086,4**	**-13,0%**	**941,0**
Totale attivo	**21.830,0**	**21.407,6**	**2,0%**	**20.437,3**

PASSIVO (*)	30 giugno 2005	31 dicembre 2004	Variazioni % 30 giugno 2005 / 31 dicembre 2004	30 giugno 2004
Debiti	**17.890,6**	**17.482,3**	**2,3%**	**16.521,5**
- debiti verso banche	2.886,2	2.693,5	7,2%	2.366,3
- debiti verso clientela	9.782,7	9.829,0	-0,5%	9.143,1
- debiti rappresentati da titoli	5.221,7	4.959,8	5,3%	5.012,1
Fondi	**547,8**	**571,5**	**-4,1%**	**511,8**
- fondo imposte e tasse	79,3	126,0	-37,1%	70,2
- fondo trattamento fine rapporto	175,6	172,7	1,7%	172,0
- fondi di quiescenza	172,3	170,4	1,1%	164,5
- fondi rischi ed oneri diversi	85,1	77,7	9,5%	77,7
- fondi rischi su crediti	35,5	24,7	43,7%	27,4
Altre voci del passivo	**1.037,5**	**1.013,0**	**2,4%**	**1.113,4**
Passività subordinate	**1.013,8**	**980,6**	**3,4%**	**997,2**
Patrimonio netto di pertinenza di terzi	**187,8**	**208,7**	**-10,0%**	**198,6**
Patrimonio netto (**)	**1.152,5**	**1.151,5**	**0,1%**	**1.094,8**
Totale passivo	**21.830,0**	**21.407,6**	**2,0%**	**20.437,3**

(*) Dalle voci dell'attivo e del passivo sono state rispettivamente escluse le azioni proprie e la riserva per azioni proprie, aventi pari importo

(**) La voce comprende l'utile d'esercizio, le differenze negative di consolidamento e di patrimonio netto, il fondo per rischi bancari generali e le riserve di rivalutazione

Relazione sulla gestione del Gruppo

Lo scenario economico

Il quadro macroeconomico internazionale che si è delineato negli ultimi mesi ha confermato l'atteso rallentamento del ritmo di espansione del PIL mondiale. Tutte le principali economie avanzate hanno manifestato segnali di arretramento, anche se il peso e la frequenza di tali segnali si sono largamente differenziati da paese a paese. Giappone e Uem hanno evidenziato un livello fra i più bassi degli ultimi due anni, mentre una situazione più positiva si prefigura per gli Stati Uniti.

In questo contesto l'economia italiana non evidenzia segnali di ripresa e, pur ipotizzando che nel secondo semestre la tendenza possa modificarsi, la profondità della caduta registrata condizionerà il risultato del 2005, che sarà praticamente pari a quello dell'anno precedente.

La politica monetaria nell'Uem dall'inizio dell'anno si è mantenuta neutrale; il tasso minimo di offerta sulle operazioni di rifinanziamento principali è rimasto al 2%, così come i tassi di interesse sulle operazioni di rifinanziamento marginale e sui depositi overnight sono stati mantenuti rispettivamente al 3% ed all'1%. Tale impostazione risulta connessa con la debolezza del ciclo economico e con l'assenza di particolari pressioni inflazionistiche.

Per quanto riguarda i mercati azionari, nell'Uem è proseguita la fase di ripresa che si era manifestata nel primo trimestre; negli Stati Uniti l'andamento particolarmente favorevole registrato nelle ultime settimane del primo semestre ha consentito di recuperare le perdite accumulate nei primi mesi dell'anno. Maggiore incertezza si registra invece in Giappone, mentre sui mercati dei principali paesi emergenti prosegue la tendenza al rialzo.

Sui mercati obbligazionari si è manifestato un generale aumento dei prezzi che ha interessato sia gli Stati Uniti che l'Unione Europea.

Sul mercato del credito la dinamica degli impieghi del sistema bancario italiano ha segnato, al 30 giugno 2005, 1.147,7 miliardi di euro, con un flusso netto annuo di nuovi impieghi di circa 90 miliardi di euro. Tale dinamica appare ancora sostenuta quasi esclusivamente dalla componente a protratta scadenza rispetto a quella a breve termine; a giugno 2005, infatti, le variazioni tendenziali sono risultate pari a +14,4% per il segmento a medio lungo termine (+13,7% a giugno 2004) e di +0,5% per quello a breve termine (-3,5% a giugno 2004).

La raccolta bancaria al 30 giugno 2005 è risultata pari a 1.058,5 miliardi di euro, segnando una variazione tendenziale positiva dell'8,8%. Nel corso dell'ultimo anno la consistenza della raccolta è aumentata di 85,6 miliardi di euro, con un'accelerazione del trend dei depositi da clientela, il cui tasso di crescita tendenziale è risultato del 6,8%, e della dinamica delle obbligazioni delle banche, che continuano a segnare ritmi di crescita sostenuti (+12,0%).

Con riguardo ai tassi bancari, si rileva l'assestamento del tasso sui depositi applicato alle famiglie e società non finanziarie che al 30 giugno 2005 si posiziona allo 0,8%, 3 punti base al di sopra di quanto segnato a giugno 2004. Il tasso medio ponderato sul totale dei prestiti a

famiglie e società non finanziarie ha manifestato un'ulteriore flessione, collocandosi al 4,6%, il valore più basso mai raggiunto, 17 punti base al di sotto del valore di giugno 2004.

Per quanto riguarda la raccolta indiretta, gli ultimi dati mostrano come la consistenza del totale dei titoli (inclusi quelli in gestione), pari a 1.636,4 miliardi di euro, sia solo lievemente cresciuta rispetto allo stesso periodo dell'anno precedente (+2,6%). In particolare, il risparmio amministrato ha manifestato una crescita su base annua dei BTP (+4,7%) e delle obbligazioni bancarie (+5,4%), cui ha fatto riscontro una contrazione delle quote dei BOT (-8,5%).

Le gestioni patrimoniali bancarie hanno manifestato un'ulteriore contrazione, risultando pari a circa 148,2 miliardi di euro, segnando una variazione tendenziale negativa di quasi il 5,5%.

Al 30 giugno 2005 il patrimonio netto dei fondi comuni di investimento degli intermediari italiani è cresciuto fino a 557 miliardi di euro.

La struttura del Gruppo

Gruppo Banca CR Firenze al 30 giugno 2005

	Partecipaz Diretta Banca CR Firenze S.p.A.	CR Pistoia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR MirandolaS.p.A.	CR La SpeziaS.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Mirandola S.p.A.	94,899%	5,000%							99,899%
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio della Spezia S.p.A.	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
Centro Riscossione Tributi – CERIT S.p.A.	100,000%								100,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l.	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Mirafin S.p.A.					100,000%				100,000%
Tebe Tours S.r.l.					90,000%				90,000%
S.R.T. Società Riscoss. Tributi S.p.A.						100,000%			100,00%
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Centrovita Assicurazioni SpA	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Findomestic Banca S.p.A.	47,170%	2,830%							50,000%
Centro Factoring S.p.A.	41,763%	5,729%		0,033%	0,004%	0,163%			47,693%
Centro Leasing S.p.A.	27,828%	7,084%	0,561%	1,182%	0,006%	0,790%			37,452%
Sviluppo Industriale S.p.A.		29,964%							29,964%
Altre Società partecipate almeno al 20%									
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.p.A.								42,724%	42,724%

Le più importanti variazioni del comparto partecipazioni del Gruppo avvenute nel corso del I° semestre 2005 hanno riguardato le seguenti società:

Cassa di Risparmio di Pistoia e Pescia S.p.A.

In data 30 maggio 2005, in attuazione degli accordi sottoscritti il 22 novembre 2004, la Capogruppo ha acquistato dalla Fondazione CR Pistoia e Pescia un ulteriore 9% del capitale ordinario di CR Pistoia e Pescia S.p.A., portando così la partecipazione complessiva al 60%. Il prezzo complessivo di € 32.533.751,25 è stato corrisposto per € 16.200.000 con obbligazioni subordinate decennali emesse da Banca CR Firenze S.p.A. a servizio dell'operazione e, per la parte restante, in contanti.

Data Centro S.p.A.

In data 1° maggio 2005 la Società è stata incorporata in Banca CR Firenze S.p.A.

Fondiaria SAI S.p.A.

Sono state cedute n. 1.500.000 azioni per un controvalore al netto delle commissioni di € 27.681.300.

Citylife S.p.A.

E' stato abbattuto il capitale per perdite da € 500.000 a € 360.000 mediante annullamento di 140.000 azioni del valore unitario di € 1. Resta invariata la percentuale di interessenza di Banca CR Firenze S.p.A. nel 60% e di Infogroup S.p.A. nel 40%.

Findomestic Banca S.p.A.

Il capitale della società è stato aumentato da € 300 milioni a € 340 milioni; Banca CR Firenze S.p.A. e CR Pistoia e Pescia S.p.A. hanno partecipato pro quota con un onere rispettivamente di € 18.868.000,00 e di € 1.132.000,00.

Centrovita Assicurazioni S.p.A.

E' stato aumentato il capitale sociale da € 27 milioni a € 38 milioni; Banca CR Firenze S.p.A. e CR Pistoia e Pescia S.p.A. hanno partecipato pro quota con un onere rispettivamente di € 4.730.000, di cui € 1.720.000 già versati nel 2003 a titolo di futuri aumenti di capitale, e di € 880.000,00, di cui € 320.000,00 già versati nel 2003 sempre a titolo di futuri aumenti di capitale.

Lo sviluppo dell'operatività e le iniziative del semestre

Le linee di politica commerciale

L'attività commerciale del semestre si è focalizzata sulla realizzazione delle linee guida definite dal Piano Commerciale 2005: acquisizione di nuova clientela, incremento dell'indice di cross selling nel mercato Retail, sviluppo dei Fondi Pensione e piani di accumulo, sviluppo di prodotti di investimento con ragguardevole componente assicurativa, rafforzamento delle convenzioni con i Consorzi Fidi ed incremento degli utilizzi delle linee di credito accordate alla clientela imprese migliori.

I canali distributivi

Nel I° semestre 2005, la rete distributiva del Gruppo si è ulteriormente estesa:

- il numero delle Filiali del Gruppo è cresciuto di 8 unità: Banca CR Firenze S.p.A. ha aperto le Filiali n. 7 e n. 8 a Roma, e n. 44 a Firenze, le Filiali di Montepulciano (SI) e di Ponte a Ema (FI). CR Civitavecchia S.p.A. ha aperto la Filiale di Roma Prati Fiscali; CR La Spezia ha aperto la Filiale di Reggio Emilia; CR Orvieto quella di Fiano Romano (RM);
- sono attivi 34 Spazi Finanziari, con un incremento di 7 unità rispetto al 31 dicembre 2004 e, precisamente: Francavilla al Mare (CH), Terni, Milano, Viterbo, La Spezia, Prato ed un secondo Spazio Finanziario a Modena. I volumi di raccolta della Rete Promotori sono pari a 355 milioni di euro, con un incremento di 149 milioni rispetto al 31 dicembre 2004. I Promotori Finanziari sono 178 (+15 rispetto al 31 dicembre 2004), con una clientela di 7.019 unità (+926 rispetto al 31 dicembre 2004);
- Banca CR Firenze S.p.A. ha aperto inoltre un Centro Imprese a Roma, sul quale sono stati trasferiti i clienti del segmento imprese presenti nelle diverse Filiali della città, con un modello organizzativo analogo a quello già applicato nel resto della rete distribuitiva.

Oltre ad inteventi che hanno facilitato l'accessibilità da parte dei clienti ai servizi multicanale, è proseguito lo sviluppo della Banca Virtuale, con l'attivazione, da maggio 2005, della possibilità per i clienti aderenti a Liberamente.net di operare anche attraverso la TV Digitale. Il servizio, introdotto per la prima volta in Italia dal Gruppo Banca CR Firenze, consente di effettuare operazioni informative e, a breve, anche funzioni dispositive.

La clientela ha effettuato, nel primo semestre 2005, oltre 2.600.000 operazioni informative (+ 17% rispetto al primo semestre 2004) e 133.000 operazioni dispositive (+56% rispetto allo stesso periodo del 2004).

Sul segmento imprese procede l'attività di convenzionamento ai servizi Home Banking BtoB e B@B, ai quali aderiscono oltre 14.000 clienti (+14% rispetto al 31 dicembre 2004).

Il Mercato Family

Nell'ambito delle attività volte all'acquisizione di nuovi clienti, sono stati lanciati un nuovo conto Family a canone azzerato e conti Plus e Vip a canone mensile ridotto fino a gennaio 2007.

L'offerta è collegata all'iniziativa "Presenta un amico", che punta al coinvolgimento dei clienti, che possono usufruire di una specifica riduzione delle spese di conto corrente presentando un nuovo cliente.

Per migliorare il tasso di fidelizzazione della clientela è continuato il monitoraggio per individuare clienti in "attriction" e si sono ulteriormente rafforzate le azioni intraprese per incrementare l'indice di cross-selling attraverso piani di accumulo, Fondi Pensione, Prestiti Personali e ripristino di operazioni di finanziamento.

Nell'ambito del progetto di miglioramento della Comunicazione alla clientela, è stata varata una nuova versione dell'estratto conto, più chiaro e completo e di più agevole consultazione.

Il numero dei conti correnti della Linea Giotto si è incrementato del 12% rispetto al 30 giugno 2004.

Prosegue la forte crescita delle carte prepagate VisaElectron, favorita soprattutto dall'emissione della "Carta Viola", che ha superato le 40.000 unità (+ 91% rispetto al 30 giugno 2004).

Per quanto riguarda il comparto dei mutui, la domanda si mantiene elevata e nel primo semestre è stata assecondata per un importo di circa 370 milioni di euro. Continua e si consolida anche la positiva collaborazione con Findomestic Banca S.p.A., che ha prodotto erogazioni di mutui per circa 22 milioni di euro (+ 46% rispetto all'analogo periodo del 2004) e di finanziamenti "Prestissimo" per oltre 23 milioni di euro (+ 52% rispetto al primo semestre dello scorso anno).

Il Mercato Personal

Nel corso del primo semestre 2005, l'attività del Segmento Personal si è concentrata sul consolidamento della relazione con la clientela e sull'impostazione di numerose iniziative finalizzate all'acquisizione di nuovi volumi e nuovi clienti, in particolare a supporto della vendita di piani di accumulo e Fondi Pensione.

Sono stati collocati prestiti obbligazionari attraverso la rete distributiva per complessivi 539 milioni di euro a livello di Gruppo, con un incremento di circa il 40% rispetto allo stesso periodo dell'anno scorso e due emissioni sull'Euromercato per oltre 300 milioni di euro.

Nel comparto Bancassicurazione, la raccolta premi lorda si è assestata a 231 milioni di euro, con un incremento di riserve tecniche di 37 milioni di euro rispetto al 31 dicembre 2004.

Al 30 giugno 2005 il patrimonio gestito dalla controllata CR Firenze Gestion Internationale S.A. ha raggiunto i 5.850 milioni di euro (+25% rispetto al 30 giugno 2004).

La consistenza delle gestioni di portafoglio individuali ha raggiunto 2.820 milioni di euro (+29% rispetto al 31 dicembre 2004).

Al 30 giugno 2005 il Fondo Pensione Aperto "CRF Previdenza" con quasi 15.000 unità ha più che raddoppiato il numero degli aderenti rispetto a fine 2004, intercettando pertanto il 50% delle adesioni di sistema, a riprova dell'impulso commerciale impresso e del gradimento che ha incontrato presso la clientela.

Il mercato business

A partire dal 10 giugno 2005 sono stati inseriti nel Nuovo Processo del Credito dedicato alla clientela Business gli "score" di Prima Accettazione e di Rinnovo per le medie Aziende (fatturato da 1 a 2,5 milioni di euro), integrando quelli già utilizzati per le imprese fino a 1 milione di euro di fatturato.

Prosegue con buoni risultati l'attività "Un fido per crescere", finalizzata all'acquisizione di nuova clientela.

E' stata lanciata l'iniziativa "Obiettivo 3.000 Euro" con lo scopo di incrementare la "Raccolta" e sono stati realizzati due nuovi prodotti, "Conto Pos" e "Fido Pos", inseriti anche nelle convenzioni consortili. Prosegue positivamente l'apertura dei conti correnti della linea "ioimpresa": lo "stock" del Gruppo ha superato le 22.000 unità, con un incremento del 36% rispetto al 30 giugno 2004.

Il mercato Imprese

Nel primo semestre 2005 per le aziende gestite dal canale Imprese sono stati realizzati nuovi prodotti:

- "Conto Miglioramento", apertura di credito ipotecaria destinata alle imprese e cooperative agricole, finalizzata al finanziamento di investimenti immobiliari o fondiari funzionali all'attività agricola. L'operatività del prodotto è esercitata in conto corrente; alla fine dei lavori, l'esposizione del conto può essere trasformata in mutuo agrario ipotecario;
- Anticipo Crediti I.V.A.: aderendo al protocollo d'intesa tra ABI, Confindustria e Agenzia delle Entrate, il Gruppo Banca CR Firenze ha stanziato un plafond rotativo di 50 milioni di euro per smobilizzare i crediti di I.V.A. dei clienti nei confronti dell'Erario. Al 30 giugno 2005 si erano concluse pratiche per circa 15 milioni di euro;
- In collaborazione con Promofirenze (Azienda speciale di Camera di Commercio di Firenze) è stato lanciato il progetto "Crescere con l'internazionalizzazione", che prevede finanziamenti a medio/lungo termine, per supportare le aziende nei programmi di espansione internazionale (promozione all'estero, partecipazione a fiere internazionali, Joint venture, etc.);
- Per sostenere l'attività di innovazione tecnologica, tutela dell'ambiente, ricerca e sviluppo svolte dalle imprese, è stato stanziato un plafond di 75 milioni di euro per un nuovo prodotto di finanziamento a medio termine, assistito da garanzia di Fidi Toscana S.p.A.;
- E' stato realizzato "Pronto in Banca Credifactoring", in collaborazione con Centro Factoring S.p.A., attraverso il quale le imprese clienti del Gruppo possono ottenere un servizio di incasso articolato e completo dei propri crediti.

Nel settore della Finanza d'Impresa sono state concluse tre operazioni di intervento nel capitale di rischio di altrettante PMI Toscane (Yogitech, AeB Frames e Hospital Consulting) con l'intervento del fondo di private-equity "Toscana Venture" di Sici Sgr S.p.A. di Firenze.

Il mercato Private

Nel corso del semestre il Canale Private ha completato un'attività tesa ad affinare l'asset allocation sui target di clientela.

Le Gestioni Patrimoniali sono cresciute del 17% rispetto al 30 giugno 2004, grazie anche alle eccellenti performances di "Scelta dinamica" della linea di Gestioni in Sicav, prodotto ad alta flessibilità e possibilità di personalizzazione.

Nell'ambito dello sviluppo dell'offerta, è iniziato il test di commercializzazione del nuovo prodotto "Private Scelta Condivisa", gestione patrimoniale con preventivo assenso, che prevede un sistematico livello di coinvolgimento del cliente nelle scelte di gestione del proprio patrimonio.

E' inoltre proseguita la messa a punto delle strutture Private presso le Banche del Gruppo; dal mese di aprile 2005 tutte le unità Private delle banche partecipate hanno il collegamento diretto con la struttura centrale del Servizio Private della Capogruppo per le attività di advisoring e monitoring dei mercati finanziari.

Il mercato Enti pubblici

Al 30 giugno 2005 gli Enti Pubblici gestiti risultano 287 (178 servizi di cassa e 109 servizi di tesoreria), con un aumento di 14 unità nel primo semestre 2005.

L'attività creditizia

Grande attenzione è stata riservata all'attività di formazione attraverso stages dei gestori imprese, con l'obiettivo di approfondire le conoscenze tecniche della gestione del rischio ed accrescere le competenze tecniche della valutazione del rischio di credito e di gestione dello stesso.

Dal 1° gennaio 2005 tutte le domande di finanziamento ipotecario del Gruppo (con esclusione, al momento, di CR La Spezia S.p.A.) sono accentrate presso la Direzione Credito della Capogruppo al fine di conseguire miglioramenti di efficienza e di efficacia del processo operativo specifico.

Nel primo semestre 2005 sono pervenute oltre 3.600 richieste, per oltre 900 milioni di euro, di cui il 28% per numero ed il 37,5% per importo da parte delle Banche controllate.

Nell'ambito del progetto "Reengineering del processo del credito" della Capogruppo sono state effettuate le seguenti attività progettuali:

- completamento del "Processo small business";
- predisposizione delle fasi di Istruttoria e inserimento nel "Processo Imprese" del nuovo modello interno di rating;
- adeguamento a Basilea2 per l'operatività del sistema di rating "Mira";
- valutazione dei crediti significativi e delle posizioni ad incaglio in relazione al "Programma IAS";
- conclusione delle attività progettuali per l'iniziativa "Criteri di valutazione" nell'ambito del progetto "Patti Chiari", legata alla conferma del Marchio di Qualità, ottenuto nel settembre 2004.

E' proseguita nel primo semestre 2005 l'attività di rilevazione di specifici eventi e di monitoraggio su aggregati relativi alle principali aree di attività e fasi del processo per il controllo sulla gestione del rischio di credito.

Gli incagli, pari a 128 milioni di euro, segnano una flessione di circa il 30% rispetto al 31 dicembre 2004, dovuta al trasferimento fra i crediti ristrutturati di una posizione pari a 36,9 milioni di euro.

Conseguentemente anche gli accantonamenti, pari a 19,1 milioni di euro, registrano una riduzione del 14,5%. Per contro il grado di copertura sale al 14,8% rispetto al 12,2% del 31 dicembre 2004.

Consorzi Garanzia Collettiva Fidi

Nell'ambito delle relazioni esistenti con i Consorzi Garanzia Collettiva Fidi è continuata la costante verifica ed il conseguente adeguamento/ampliamento della gamma di offerta per soddisfare le

mutate esigenze del mercato, concretizzatasi con 70 nuovi accordi operativi sottoscritti ad integrazione delle convenzioni esistenti.

In particolare si è operato per estendere anche all'ambito consortile alcuni nuovi prodotti di finanziamento a medio e lungo termine appositamente realizzati per gli operatori del settore alberghiero ed i titolari di stabilimenti balneari.

L'attività finanziaria

La gestione del portafoglio titoli di proprietà è stata caratterizzata fin dall'inizio dell'anno dalla rotazione del portafoglio di titoli a tasso variabile, con cessioni mirate di posizioni in CCT in fasi di mercato caratterizzate da buone opportunità, e con parziale ricostituzione delle posizioni con acquisti di titoli similari a tasso variabile che presentano una redditività leggermente migliore in presenza di una diversa correlazione alla struttura dei tassi.

La gestione del portafoglio obbligazionario continua a privilegiare, nel complesso, strumenti che hanno un riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio. In particolare, è stata incrementata la posizione in obbligazioni corporate di emittenti bancari di primaria importanza.

Sui mercati azionari la Capogruppo ha continuato ad operare con la massima prudenza, seguendo l'andamento dei principali indicatori macro-economici e cercando di cogliere le opportunità offerte dal mercato mediante un'intensa attività di trading. Al 30 giugno 2005 il saldo della posizione azionaria appare sostanzialmente stabile rispetto all'inizio dell'anno.

In ottica di miglioramento della redditività del portafoglio, nonché di diversificazione degli investimenti per mercati ed emittenti, sono state acquisite quote di fondi comuni azionari e obbligazionari.

E' proseguita l'attività di acquisto e vendita di azioni proprie Banca CR Firenze S.p.A., sulla base del mandato e nel rispetto dei vincoli fissati dalla normativa. Al 30 giugno 2005 risultano in portafoglio presso la Capogruppo 2.500 azioni proprie, valutate a un prezzo di mercato di € 2,141.

L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari ed all'intermediazione, si è mantenuta su livelli sostenuti, in particolare per quanto riguarda l'attività in strumenti di gestione del rischio di tasso per la clientela, arricchendosi anche di nuovi prodotti.

Risk management

Nel primo semestre 2005 gli indicatori patrimoniali consolidati obbligatori risultano entro i limiti prefissati dall'Organo di Vigilanza.

L'aumento degli impieghi del Gruppo risulta in accelerazione nella prima parte dell'anno rispetto alla fine del 2004.

La misurazione dei rischi finanziari (rischio di tasso e di mercato) con modelli interni ha monitorato la costante osservanza dei limiti fissati dal Regolamento di Gruppo.

Per quanto riguarda l'adeguamento delle banche del Gruppo alla versione definitiva del Nuovo Accordo di Basilea sui requisiti patrimoniali, nella seconda parte del 2005 è previsto il completamento delle stime interne dei parametri di rischio creditizio della Capogruppo, che saranno estesi, opportunamente calibrati, alle altre banche. In particolare, per Banca CR Firenze è stato recentemente approvato il nuovo Regolamento interno del processo del credito che ha inserito nell'operatività dei poteri delegati e dei punti di presidio le modalità di misurazione e monitoraggio della rischiosità della controparte con modelli di rating e di scoring.

La rischiosità operativa delle Banche del Gruppo non risulta superiore a quella evidenziata dagli altri aderenti al Database Italiano delle Perdite Operative, gestito dall'Associazione Bancaria Italiana.

Gli interventi organizzativi di Gruppo

I principali interventi organizzativi del primo semestre 2005 hanno interessato i seguenti settori:

Program e cost management

L'attività di determinazione dei budget di spesa per l'anno 2005, curata dall'Area cost management della Capogruppo, è stata estesa a tutte le banche controllate. In collaborazione con i servizi pianificazione di ciascuna di esse, sono stati programmati i costi, pianificati i progetti, redatti i consuntivi di dettaglio di spesa e messi a disposizione gli importi assegnati, sia per le spese di funzionamento corrente sia per i progetti approvati.

Servizio Safety e Security

Per garantire la sicurezza delle Filiali e per ottemperare alle norme previste dal D.Lgs. 196/2003 sulla Privacy, nella parte relativa alla video sorveglianza, è proseguita la sostituzione del controllo di accesso alle Filiali mediante riconoscimento delle impronte digitali e dei videoregistatori con modelli digitali, ai cui dati è possibile accedere solo tramite password. Per tutto il Gruppo, escluso CR La Spezia S.p.A. e CR Mirandola S.p.A. che verranno integrate entro fine anno, sono state inserite nuove chiavi per l'attività di cifratura messaggi con la banche corrispondenti e sono stati progressivamente attivati nuovi sistemi di protezione dei bancomat.

Servizio Rapporti di lavoro

Nell'area retribuzioni, dal 1° gennaio 2005, è stato avviato il progetto di accentramento presso la Capogruppo dell'elaborazione degli stipendi di CR Civitavecchia S.p.A.

Nel corso del semestre, per tutte le banche del Gruppo, è stata verificata l'ottemperanza agli adempimenti di quanto previsto dal D. Lgs. 196/03 in materia di privacy normativa, sulla quale è stata svolta anche attività di formazione, e sulla sicurezza e salute sul luogo di lavoro, nonché sull'applicazione della legge sul divieto di fumo.

Area Sicurezza Logica

Tutte le Banche del Gruppo hanno proceduto agli adeguamenti richiesti dall'entrata in vigore del "Codice di deontologia e buona condotta per i sistemi informativi gestiti da soggetti privati in

tema di crediti al consumo, affidabilità e puntualità nei pagamenti", promosso dal Garante per la protezione dei dati personali e sottoscritto dall'ABI e da tutte le Associazioni rappresentative del settore, con il contributo di varie Associazioni dei consumatori.

I principali adeguamenti sono stati avviati entro la scadenza del 30 aprile 2005 e gli interventi si sono conclusi con il consolidamento delle procedure e con l'invio generalizzato, prima del 31 luglio 2005, della nuova informativa a tutti i soggetti interessati.

E' terminato l'avviamento dell'applicativo "Netegrity", che mette a disposizione del Gruppo una infrastruttura di gestione accentrata della sicurezza delle applicazioni web.

Coordinamento organizzazione e sistemi

E' stato introdotto un nuovo modello organizzativo per l'assistenza agli utenti, per creare un unico punto di raccolta e monitoraggio dei problemi sulla Rete e nelle strutture centrali del Gruppo, migliorare i livelli di servizio con minori tempi di attesa telefonici per l'utente interno e per diminuire la massa di comunicazioni cartacee ed elettroniche fra la Rete e la Direzione.

Prosegue l'attività di attuazione del progetto "Modello di Governo ICT di Gruppo", nuovo modello di gestione che si propone di ottimizzare lo sviluppo e la manutenzione delle applicazioni e di implementare le strategie di sourcing, in particolare sviluppando la carta dei servizi per funzioni di business ed i contratti di servizio con la controllata Infogroup S.p.A.

Nell'ambito del progetto "Gestione continuità operativa" si sono concluse la realizzazione della rete metropolitana di connessione dei siti direzionali e le attività progettuali sul sito secondario di Sant'Agostino a Pistoia, per le infrastutture ed i servizi di base del Disaster Recovery.

Progetto Integrazione e governo di Gruppo

Ad aprile 2005 si è conclusa la fase di studio e progettazione della ristrutturazione funzionale di CR Civitavecchia S.p.A., che ha assunto il ruolo di "Banca pilota" per l'adozione del nuovo modello organizzativo, le cui linee guida si possono riassumere in:

- salvaguardia dell'autonomia delle singole banche commerciali nel presidio del territorio, nella gestione delle relazione con il cliente, nell'erogazione del credito e nello sviluppo degli affari, potenziando anche la rete distributiva con l'apertura di nuove Filiali;
- realizzazione di strutture che garantiscano processi operativi snelli e con costi inferiori agli attuali, accentrando le attività operative ed amministrative presso la Capogruppo, liberando risorse per potenziare la Rete distributiva;
- potenziamento qualitativo e quantitativo delle risorse della Rete commerciale, incrementando gli organici, creando nuove figure professionali e formando il personale sui temi della pianificazione commerciale e sulla gestione del rischio e dei controlli operativi.

Per quanto concerne CR Civitavecchia S.p.A. la nuova struttura è operativa dal 1° luglio 2005.

Acquisizione della Filiale di Spoleto da CR Orvieto S.p.A.

Per razionalizzare la distribuzione delle Filiali all'interno del Gruppo, CR Orvieto S.p.A. ha ceduto alla Capogruppo la Filiale di Spoleto, che risultava decentrata rispetto alle sue direttrici di espansione territoriale. Da luglio 2005 tutti i clienti, ad eccezione delle posizioni in sofferenza, sono passati a Banca CR Firenze S.p.A.

Le operazioni infragruppo e con parti correlate

Le operazioni con parti correlate, come definite nel principio contabile internazionale IAS24, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a prezzi in linea con quelli praticati sul mercato.

Le operazioni infragruppo sono espressione di un disegno strategico-organizzativo di Gruppo che, in estrema sintesi, vede le Banche controllate focalizzate sul presidio delle relazioni con la clientela sul territorio e del connesso rischio di credito, le società-prodotto Centrovita Assicurazioni S.p.A. e CR Firenze Gestion Internationale S.A. specializzate nella predisposizione dell'offerta di bancassurance e fondi comuni d'investimento, la società strumentale Infogroup S.p.A. fornitrice dei servizi informatici, la Capogruppo Banca CR Firenze S.p.A. nel ruolo, oltre che di rete bancaria essa stessa, di coordinatore complessivo dell'azione di Gruppo e di fornitore di diversi servizi accentrati per tutte le Banche del Gruppo.

Le transazioni infragruppo avvengono sulla base di specifiche convenzioni ed a condizioni valutate in linea con quelle praticate sul mercato, laddove esistano riferimenti esterni che possano confermare tale giudizio, o che comunque assicurano reciproca convenienza.

Le eventuali operazioni straordinarie e quelle riguardanti le partecipazioni sono illustrate nel capitolo dedicato a tale comparto.

Il Gruppo Banca CR Firenze intrattiene numerosi rapporti di collaborazione con gli azionisti San Paolo IMI S.p.A. e BNP Paribas S.A., nonché con le imprese ad essi riconducibili. I rapporti sono inquadrati nell'ambito degli accordi stipulati fra Banca CR Firenze S.p.A. ed i citati soci nel novembre del 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a San Paolo IMI S.p.A. e BNP Paribas S.A. e della stipula del Patto di Sindacato che ha retto la società fino al 30 aprile 2005. Tali accordi, la cui scadenza è fissata al 14 marzo 2006, consentono alla Banca di beneficiare del know-how specialistico dei due importanti gruppi bancari e prevedono che San Paolo IMI S.p.A. assuma il ruolo di referente primario per lo sviluppo dell'attività di gestione del risparmio, del project financing, dell'investment banking e del finanziamento alle grandi imprese, mentre BNP Paribas S.A. mantiene il ruolo d'interlocutore di riferimento principalmente per il credito al consumo, il leasing, il factoring e la bancassicurazione attraverso le società partecipate in comune con Banca CR Firenze.

Le collaborazioni con le citate società sono regolarmente proseguite dopo la cessazione dell'efficacia del Patto di Sindacato, avvenuta il 30 aprile 2005, considerata anche la loro validità e nella ragionevole prospettiva che i tre soci firmatari del Patto di Sindacato possano trovare un nuovo accordo.

L'operatività con Amministratori, Sindaci e Direttore Generale avviene nel rispetto delle disposizioni dettate dall'art. 136 del D. Lgs. 385/93.

L'operatività con Parti Correlate sarà oggetto di una disciplina interna al Gruppo che recepirà le disposizioni che saranno emanate dalla Consob ai sensi dell'art. 2391-bis del codice civile, nonché le previsioni normative che saranno eventualmente introdotte nell'ambito del disegno di legge sulla tutela del risparmio.

L'attività di comunicazione

Anche nel primo semestre del 2005 è proseguita l'attività di comunicazione commerciale, che ha dato particolare rilievo al lancio di "Liberamente TVD", il già menzionato nuovo servizio per la clientela che consente operazioni di home-banking direttamente dal proprio televisore. Il Gruppo Banca CB Firenze è stato il primo in Italia ad offrire questo servizio su piattaforma digitale terrestre.

E' stata realizzata la nuova campagna stampa per i promotori finanziari e per "CRF Previdenza", supportata anche da affissioni all'interno di tutte le Filiali del Gruppo.

Per quanto riguarda l'attività pubblicitaria e di sponsorizzazione della Capogruppo, si segnala la promozione, in collaborazione con BNP Paribas S.A., Centrovita Assicurazioni S.p.A. e Findomestic Banca S.p.A., del Cadre Noir de Saumur, spettacolo equestre rappresentato per la prima volta in Italia e che ha richiamato oltre 6.000 spettatori a Firenze.

In occasione del venticinquennale della rivista mensile "Toscana Qui", spedita ad un target di clientela Imprese-Corporate e Private Banking, è stato effettuato un restyling che ha reso la rivista più moderna e l'ha arricchita con una specifica area dedicata agli esempi di qualità ed eccellenza in Toscana.

L'analisi dei risultati economici

In seguito all'acquisizione, avvenuta nel maggio 2005, di un'ulteriore quota partecipativa della Cassa di Risparmio di Pistoia e Pescia S.p.A., al fine di rendere significativo ed omogeneo il raffronto tra i dati economici è stato predisposto un conto economico consolidato al 30 giugno 2004 su base "pro-forma", redatto ipotizzando di retrodatare convenzionalmente al 1° gennaio 2004 gli effetti della suddetta acquisizione, che ha comportato un incremento degli ammortamenti delle differenze positive di consolidamento ed una diminuzione dell'utile di pertinenza di terzi di pari importo (0,7 milioni di euro), mantenendo pertanto di fatto invariato l'utile netto del primo semestre 2004. Il suddetto conto economico consolidato "pro-forma" non è stato assoggettato a revisione c
ontabile.

Nel corso del 1° semestre 2005 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.

Sono stati raggiunti risultati significativi, sia in termini di redditività che di incremento della raccolta complessiva e degli impieghi, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale e verso il presidio della redditività e della creazione di valore.

L'andamento reddituale complessivo

30 giugno 2005	30 giugno 2004 pro - forma	*Importi in milioni di euro*	Variazione 30 giugno 2005/ 30 giugno 2004 pro - forma	
			assoluta	%
360,4	334,2	Margine d'interesse	26,2	7,8%
598,7	571,3	*Margine d'intermediazione*	27,4	4,8%
205,7	186,2	Risultato di gestione	19,5	10,5%
122,1	106,8	Utile delle attività ordinarie	15,3	14,3%
131,3	109,7	Utile lordo	21,6	19,7%
61,6	**49,8**	**Utile netto**	**11,8**	**23,7%**

Il primo semestre 2005 si chiude con un utile netto consolidato pari a 61,6 milioni di euro, in aumento del 23,7% rispetto al risultato del primo semestre 2004.

Il margine d'interesse

30 giugno 2005	30 giugno 2004 pro - forma	*Importi in milioni di euro*	Variazione 30 giugno 2005/ 30 giugno 2004 pro - forma	
			assoluta	%
472,6	*441,7*	*Interessi attivi clientela*	*30,9*	*7,0%*
-41,4	*-42,4*	*Interessi passivi clientela*	*1,0*	*-2,4%*
431,2	399,3	Interessi netti clientela	31,9	8,0%
27,1	*26,7*	*Interessi attivi su titoli*	*0,4*	*1,5%*
-74,4	*-78,3*	*Interessi passivi su titoli*	*3,9*	*-5,0%*
-47,3	-51,6	Interessi netti su titoli	4,3	-8,3%
9,3	*12,0*	*Interessi attivi banche*	*-2,7*	*-22,5%*
-32,8	*-25,5*	*Interessi passivi banche*	*-7,3*	*28,6%*
-23,5	-13,5	Interessi netti banche	-10,0	74,1%
360,4	**334,2**	**Margine d'interesse**	**26,2**	**7,8%**

Il significativo incremento del margine d'interesse al 30 giugno 2005 rispetto al primo semestre 2004 (+7,8%) è essenzialmente dovuto alla crescita degli "Interessi netti clientela", determinata dalla crescita verificatasi nel "retail banking" oltreché dalla consueta positiva performance del comparto "credito al consumo".

Il margine d'intermediazione

30 giugno 2005	30 giugno 2004 pro - forma	Importi in milioni di euro	Variazione 30 giugno 2005/ 30 giugno 2004 pro - forma	
			assoluta	%
360,4	**334,2**	**Margine d'interesse**	**26,2**	**7,8%**
205,7	201,8	Commissioni nette ed altri proventi di gestione netti	3,9	1,9%
179,4	*180,9*	*Commissioni attive*	*-1,5*	*-0,8%*
-43,5	*-42,0*	*Commissioni passive*	*-1,5*	*3,6%*
78,5	*69,7*	*Altri proventi di gestione*	*8,8*	*12,6%*
-8,7	*-6,8*	*Altri oneri di gestione*	*-1,9*	*27,9%*
19,1	20,7	Profitti da operazioni finanziarie e dividendi su azioni	-1,6	-7,7%
8,2	8,3	Dividendi su partecipazioni	-0,1	-1,2%
5,3	6,3	Utili delle società valutate con il metodo del patrimonio netto	-1,0	-15,9%
598,7	**571,3**	**Margine d'intermediazione**	**27,4**	**4,8%**

Rispetto al 30 giugno 2004, il margine d'intermediazione evidenzia un aumento di 27,4 milioni di euro (+4,8%), prevalentemente legato alla crescita del margine d'interesse, mentre l'incremento dell'aggregato dei "ricavi da servizi" (+1,2 milioni di euro) è pressoché interamente imputabile agli altri proventi di gestione.

Il risultato di gestione

30 giugno 2005	30 giugno 2004 pro - forma	Importi in milioni di euro	Variazione 30 giugno 2005/ 30 giugno 2004 pro - forma	
			assoluta	%
598,7	**571,3**	**Margine d'intermediazione**	**27,4**	**4,8%**
-365,5	-356,3	Spese amministrative	-9,2	2,6%
-215,7	*-212,1*	*Spese per il personale*	*-3,6*	*1,7%*
-149,8	*-144,2*	*Altre spese amministrative*	*-5,6*	*3,9%*
-27,5	-28,8	Rettifiche di valore su immobilizzazioni materiali e immateriali (escluso l'ammortamento delle differenze positive di consolidamento e di patrimonio netto)	1,3	-4,5%
205,7	**186,2**	**Risultato di gestione**	**19,5**	**10,5%**

La crescita e lo sviluppo delle attività registrati nei primi sei mesi dell'anno 2005 hanno comportato un aumento delle spese amministrative rispetto al 1° semestre 2004, pur con la consueta attenzione riservata alla razionalizzazione ed all'efficientamento della struttura operativa; nel medesimo periodo la maggiore crescita in valore assoluto e percentuale dei ricavi

ha prodotto un incremento del risultato di gestione pari a 19,5 milioni di euro (+10,5%).

L'utile netto

30 giugno 2005	30 giugno 2004 pro - forma	Importi in milioni di euro	Variazione 30 giugno 2005/ 30 giugno 2004 pro - forma	
			assoluta	%
205,7	**186,2**	**Risultato di gestione**	**19,5**	**10,5%**
-20,5	-20,6	Ammortamenti differenze positive di consolidamento e di patrimonio netto	0,1	-0,5%
-61,0	-56,5	Accantonamenti e rettifiche nette su crediti	-4,5	8,0%
-2,1	-2,3	Rettifiche nette su immobilizzazioni finanziarie	0,2	-8,7%
122,1	**106,8**	**Utile delle attività ordinarie**	**15,3**	**14,3%**
9,2	2,9	Proventi straordinari netti	6,3	n.s.
131,3	**109,7**	**Utile lordo**	**21,6**	**19,7%**
-60,2	-52,6	Imposte sul reddito	-7,6	14,4%
-9,5	-7,3	Utile di pertinenza di terzi	-2,2	30,1%
61,6	**49,8**	**Utile netto**	**11,8**	**23,7%**

Pur in presenza di un ammontare degli accantonamenti e delle rettifiche nette superiore di 4,3 milioni di euro rispetto al 1° semestre dell'esercizio precedente, l'utile delle attività ordinarie registra un aumento del 14,3% su base "pro-forma".

Rispetto ai primi sei mesi dell'anno 2004 l'utile netto, anche per l'aumento dei proventi straordinari netti – in prevalenza dovuto al realizzo di una plusvalenza da cessione su una partecipazione minoritaria - risulta pari a 61,6 milioni di euro (+23,7%).

Il ROE ed i ratios


Utile netto e ROE
20%
18%
16%
14%
12%
10%
8%
70
65
60
55
50
45
40
35
30
30/06/04
30/06/2004 PF
30/06/05
Utile netto
ROE
ROE rettificato


Patrimonio netto e ROE
20%
18%
16%
14%
12%
10%
8%
1200
1100
1000
900
800
700
600
30/06/04
30/06/04 PF
30/06/05
Patrimonio netto
ROE
ROE rettificato

Il ROE annualizzato del Gruppo, calcolato rapportando l'utile dei primi sei mesi dell'anno 2005 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2004 – 30 giugno 2005 ed escludendo l'utile in formazione, risulta pari al 14,5% al lordo dell'ammortamento delle differenze positive di consolidamento ovvero al 10,7% includendo tale ammortamento; i corrispondenti dati relativi al 30 giugno 2004, risultavano rispettivamente pari al 13,7% ed al 9,7%: l'incremento riscontrato nel primo semestre 2005 è sostanzialmente da attribuire alla crescita dell'utile netto.

Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 30 giugno 2004 si rilevano le riduzioni:

- del cost/income, calcolato rapportando le spese amministrative e le rettifiche di valore su immobilizzazioni materiali ed immateriali al margine di intermediazione ed escludendo i recuperi spese, che passa dal 65,5% al 63,5%;
- dell'incidenza del costo del personale e delle altre spese amministrative sul totale attivo, rispettivamente passata dall'1,04% allo 0,99% e dallo 0,71% allo 0,69%.


Cost/income e Margine di intermediazione
68%
67%
66%
65%
64%
63%
62%
61%
600
550
500
450
400
350
300
30/06/04
30/06/04 PF
30/06/05
Margine intermediazione
Cost / income

I risultati per area operativa

I risultati per area operativa e la contribuzione di ciascun comparto all'utile ante imposte sono in sintesi i seguenti:

importi in milioni di euro / ***Area operativa***	**30 giugno 2005**	**30 giugno 2004 pro-forma**	**Contribuzione percentuale**	
			30 giugno 2005	**30 giugno 2004 pro-forma**
Retail banking	62,8	45,8	51,52%	44,73%
Credito al consumo	50,4	40,2	41,35%	39,26%
Società prodotto	11,3	11,1	9,27%	10,84%
Società di servizi	2,4	2,8	1,97%	2,73%
Concessione e riscossione tributi	-5,0	2,5	-4,10%	2,44%
Utile ante imposte	**121,9**	**102,4**	**100,00%**	**100,00%**

Il comparto **Retail banking** registra, rispetto al corrispondente periodo dell'anno precedente, un rilevante incremento in valore assoluto (+37,1%) che in peso percentuale sull'utile ante imposte (+6,79%). Nel comparto del **Credito al consumo** il Gruppo Findomestic, leader nel mercato nazionale e consolidato con il metodo proporzionale al 50%, rafforza il trend di ulteriore miglioramento della propria redditività evidenziando, rispetto al corrispondente periodo del 2004, un incremento del 25,4% in valore assoluto.

L'utile ante imposte conseguito dalle **Società prodotto** e dalle **Società di servizi** si presenta sostanzialmente in linea rispetto al primo semestre dell'anno precedente, mentre il contributo del comparto **Concessione e riscossione tributi** evidenzia un risultato negativo per 5,0 milioni di euro in seguito alla sin qui non ancora avvenuta conferma, da parte del Ministero dell'Economia,

della "clausola di salvaguardia", ossia della predeterminazione del compenso per le società di riscossione a prescindere dall'importo effettivamente riscosso, che si auspica peraltro possa avvenire entro la fine del corrente anno.

Analizzando i risultati per area operativa da un punto di vista gestionale, in un'ottica "cash basis", la contribuzione dei vari comparti, determinata escludendo dall'utile ante imposte gli ammortamenti delle differenze positive di consolidamento, conferma la consistente crescita del Retail banking e precisamente:

importi in milioni di euro / ***Area operativa***	**30 giugno 2005**	**30 giugno 2004 pro-forma**	**Contribuzione percentuale**	
			30 giugno 2005	**30 giugno 2004 pro-forma**
Retail banking	82,3	65,3	57,79%	53,09%
Credito al consumo	51,4	41,2	36,10%	33,50%
Società prodotto	11,3	11,1	7,94%	9,02%
Società di servizi	2,4	2,9	1,69%	2,36%
Concessione e riscossione tributi	-5,0	2,5	-3,51%	2,03%
Utile ante imposte al lordo degli ammortamenti delle differenze positive di consolidamento	**142,4**	**123,0**	**100,00%**	**100,00%**

Di seguito viene riportato il conto economico del comparto Retail banking, nel quale sono comprese le seguenti società controllate:

- Banca CR Firenze S.p.A.;
- Cassa di Risparmio di Civitavecchia S.p.A.;
- Cassa di Risparmio di Mirandola S.p.A.
- Cassa di Risparmio di Orvieto S.p.A.;
- Cassa di Risparmio di Pistoia e Pescia S.p.A.;
- Cassa di Risparmio della Spezia S.p.A.

Conto economico Retail banking / *importi in milioni di euro*	**30 giugno 2005**	**30 giugno 2004 pro-forma**	**Variazione 30 giugno 2005 / 30 giugno 2004 pro-forma**	
			assoluta	**%**
Margine d'interesse	**232,7**	**220,0**	**12,7**	**5,8%**
Commissioni nette ed altri proventi di gestione netti	170,2	169,2	1,0	0,6%
Profitti da operazioni finanziarie e dividendi	27,3	29,1	-1,8	-6,2%
Margine d'intermediazione	**430,2**	**418,3**	**11,9**	**2,8%**
Costi operativi	-307,3	-308,3	1,0	-0,3%
Risultato di gestione	**122,9**	**110,0**	**12,9**	**11,7%**
Accantonamenti e rettifiche nette	-42,3	-41,4	-0,9	2,2%
Utile delle attività ordinarie	**80,6**	**68,6**	**12,0**	**17,5%**
Proventi straordinari netti	8,8	3,1	5,7	183,9%
Utile di pertinenza di terzi	-7,1	-6,4	-0,7	10,9%
Utile ante imposte al lordo degli ammortamenti delle differenze positive di consolidamento	**82,3**	**65,3**	**17,0**	**26,0%**

L'andamento del comparto Retail banking nel corso dei primi sei mesi dell'anno 2005 è stato caratterizzato dai seguenti principali aspetti:

- crescita del margine d'interesse, dopo un lungo periodo di contrazione dei tassi di mercato;
- positivo andamento delle commissioni nette ed altri proventi di gestione netti;
- sostanziale stabilità dei costi operativi e degli accantonamenti e rettifiche nette, pur in presenza di una costante espansione delle attività delle banche del Gruppo;
- incremento dei proventi straordinari netti, sostanzialmente dovuto al realizzo di una plusvalenza da cessione su una partecipazione minoritaria.

L'analisi dei dati patrimoniali e finanziari

I positivi risultati economici conseguiti dal Gruppo nel primo semestre 2005 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate.

La raccolta

30 giugno 2005	**31 dicembre 2004**	*Importi in milioni di euro*	**Variazione 30 giugno 2005 / 31 dicembre 2004**	
			assoluta	**%**
16.019,4	15.771,1	Raccolta diretta	248,3	1,6%
19.607,3	19.046,2	Raccolta indiretta	561,1	2,9%
35.626,7	**34.817,3**	**Raccolta totale**	**809,4**	**2,3%**

Rispetto al 31 dicembre 2004 la raccolta totale è cresciuta di 809,4 milioni di euro (+2,3%), principalmente per effetto dell'incremento della raccolta indiretta (+2,9%).

La raccolta diretta

30 giugno 2005	31 dicembre 2004	Importi in milioni di euro	Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
15.241,4	14.687,1	Depositi, CD e obbligazioni	554,3	3,8%
9.113,6	*8.827,4*	*Raccolta a vista (conti correnti passivi, depositi a risparmio e fondi di terzi in amministrazione)*	*286,2*	*3,2%*
275,6	*296,5*	*Certificati di deposito*	*-20,9*	*-7,0%*
5.852,2	*5.563,2*	*Obbligazioni (comprese subordinate)*	*289,0*	*5,2%*
670,3	1.002,4	Pronti contro Termine	-332,1	-33,1%
107,7	81,6	Altri titoli ed assegni circolari	26,1	32,0%
16.019,4	**15.771,1**	**Raccolta diretta**	**248,3**	**1,6%**

Nel primo semestre 2005 l'aggregato in esame evidenzia una crescita delle obbligazioni (+5,2%), principalmente determinata dalle emissioni effettuate dalla Capogruppo nel suddetto periodo, mentre rimane pressoché invariata la consistenza delle forme tecniche a vista e prosegue la tendenza alla riduzione dei certificati di deposito. Rispetto al 30 giugno 2004 la raccolta diretta è aumentata di 5,7 punti percentuali.

La raccolta indiretta

30 giugno 2005	31 dicembre 2004	Importi in milioni di euro	Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
9.273,9	9.018,7	Raccolta amministrata	255,2	2,8%
10.333,4	10.027,5	Risparmio gestito	305,9	3,1%
2.907,9	*2.624,7*	*Gestioni patrimoniali (GPM - GPS - GPF)*	*283,2*	*10,8%*
4.731,3	*4.770,4*	*Fondi*	*-39,1*	*-0,8%*
2.694,2	*2.632,4*	*Assicurazioni (riserve tecniche)*	*61,8*	*2,3%*
19.607,3	**19.046,2**	**Raccolta indiretta**	**561,1**	**2,9%**

La crescita della raccolta indiretta nei primi sei mesi dell'anno 2005 è dovuta al contemporaneo incremento della raccolta amministrata (+2,8%) e del risparmio gestito (+3,1%), prevalentemente imputabile all'aumento delle gestioni patrimoniali (+10,8%). Rispetto al 30 giugno 2004 la raccolta indiretta è aumentata del 5,1%.

Gli impieghi a clientela

30 giugno 2005	31 dicembre 2004	Importi in milioni di euro	Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
9.896,7	9.573,8	Conti correnti e finanziamenti	322,9	3,4%
126,8	136,8	Portafoglio sconto	-10,0	-7,3%
5.693,0	5.353,6	Mutui ipotecari e ad Enti pubblici	339,4	6,3%
502,3	503,4	Altri impieghi	-1,1	-0,2%
16.218,8	**15.567,6**	**Impieghi a clientela**	**651,2**	**4,2%**

Gli impieghi a clientela aumentano, nel primo semestre 2005, di 651,2 milioni di euro (+4,2%), per effetto del positivo andamento del comparto mutui (+6,3%), nonché dei conti correnti e finanziamenti, che presentano un progresso di 322,9 milioni di euro (+3,4%), in gran parte attribuibile alla crescita del comparto "credito al consumo". La crescita degli impieghi risulta di ancora maggior entità se confrontata rispetto al dato riferito 30 giugno 2004 (+11,5%).

Le partite a rischio

30 giugno 2005	31 dicembre 2004	Importi in milioni di euro	Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
377,9	*365,6*	*Sofferenze lorde*	*12,3*	*3,4%*
-204,7	*-194,7*	*Dubbi esiti*	*-10,0*	*5,1%*
173,2	**170,9**	**Sofferenze nette**	**2,3**	**1,3%**
54,2%	**53,3%**	**Grado di copertura sofferenze**		**0,9%**
263,6	*283,9*	*Altre partite a rischio lorde*	*-20,3*	*-7,2%*
-57,0	*-57,4*	*Dubbi esiti*	*0,4*	*-0,7%*
206,6	**226,5**	**Altre partite a rischio nette**	**-19,9**	**-8,8%**
21,6%	**20,2%**	**Grado di copertura altre partite a rischio**		**1,4%**
641,5	649,5	Partite a rischio lorde	-8,0	-1,2%
-261,7	-252,1	Dubbi esiti complessivi	-9,6	3,8%
379,8	**397,4**	**Partite a rischio nette**	**-17,6**	**-4,4%**
40,8%	**38,8%**	**Grado di copertura delle partite a rischio**		**2,0%**

Asincrona, rispetto al 31 dicembre 2004, l'evoluzione dell'ammontare complessivo delle partite a rischio nette e del grado di copertura delle stesse: in diminuzione il primo ed in aumento il secondo. Tenendo conto anche dei Fondi rischi su crediti prudenzialmente iscritti nella voce 90 del passivo dello stato patrimoniale, che al 30 giugno 2005 ammontano a 35,5 milioni di euro, il grado di copertura delle sofferenze e delle partite a rischio a tale data salirebbero rispettivamente al 63,6% ed al 46,4%, ad ulteriore conferma delle attente politiche di gestione, controllo e valutazione del merito di credito adottate da tutte le società del Gruppo. Rispetto alla data di chiusura dell'esercizio precedente l'incidenza delle partite a rischio nette

sugli impieghi netti evidenzia una diminuzione, passando dal 2,55% al 2,37%, con conseguente miglioramento della qualità dell'attivo.

I titoli

30 giugno 2005	31 dicembre 2004	*Importi in milioni di euro*	Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
160,7	415,3	Titoli del Tesoro rifinanziabili	-254,6	-61,3%
2.231,9	1.905,0	Obbligazioni ed altri titoli	326,9	17,2%
82,1	64,7	Azioni ed altri titoli di capitale	17,4	26,9%
2.474,7	**2.385,0**	**Totale Titoli**	**89,7**	**3,8%**
61,5	*61,8*	*di cui Immobilizzati*	*-0,3*	*-0,5%*

Nel primo semestre 2005 il portafoglio titoli è cresciuto del 3,8%, prevalentemente per effetto di investimenti in obbligazioni che hanno più che compensato la riduzione dei titoli del Tesoro rifinanziabili registrata nel medesimo periodo.

Il patrimonio netto

30 giugno 2005	31 dicembre 2004	*Importi in milioni di euro*	Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
648,1	647,6	Capitale sociale	0,5	0,1%
56,8	56,3	Sovraprezzo di emissione	0,5	0,9%
317,9	277,1	Riserve (al netto azioni proprie)	40,8	14,7%
1,4	1,4	Riserva di rivalutazione	0,0	0,0%
66,2	66,2	Fondo per rischi bancari generali	0,0	0,0%
0,5	0,6	Differenze negative di consolidamento e di patrimonio netto	-0,1	-16,7%
61,6	102,3	Utile netto dell'esercizio o periodo	-40,7	-39,8%
1.152,5	**1.151,5**	**Patrimonio netto**	**1,0**	**0,1%**

Rispetto al 31 dicembre 2004 il patrimonio netto si è mantenuto sostanzialmente invariato (+0,1%), per effetto dell'accantonamento a riserve di parte dell'utile dell'esercizio 2004 (40,8 milioni di euro), di importo pressoché equivalente alla differenza tra l'utile del primo semestre 2005 e l'utile dell'intero anno 2004. Gli aumenti del capitale sociale e dei sovrapprezzi di emissione sono legati alla prosecuzione dell'esercizio del piano di incentivazione azionaria (stock option) deliberato dal Consiglio di Amministrazione della Capogruppo in data 16 ottobre 2000 su apposito mandato conferito dall'Assemblea dei Soci.

Il patrimonio ed i requisiti di vigilanza

30 giugno 2005	31 dicembre 2004	*Importi in milioni di euro*	Variazione 30 giugno 2005 / 31 dicembre 2004 assoluta	%
993,8	993,6	Patrimonio di base (tier 1)	0,2	0,0%
893,0	901,4	Patrimonio supplementare (tier 2)	-8,4	-0,9%
-90,0	-89,7	Elementi da dedurre	-0,3	0,3%
1.796,8	**1.805,3**	**Patrimonio di vigilanza**	**-8,5**	**-0,5%**
1.443,7	1.400,3	Rischi di credito	43,4	3,1%
71,0	72,0	Rischi di mercato	-1,0	-1,4%
14,6	15,6	Altri requisiti prudenziali	-1,0	-6,4%
1.529,3	**1.487,9**	**Totale requisiti prudenziali**	**41,4**	**2,8%**
19.116,8	18.597,5	Attività di rischio ponderate	519,3	2,8%
5,20%	5,34%	Patrimonio di base / Attività di rischio ponderate		-0,14%
9,56%	9,87%	Patrimonio di vigilanza / Attività di rischio ponderate		-0,31%

Rispetto al 31 dicembre 2004 il Patrimonio di base rimane sostanzialmente invariato, mentre la diminuzione del Patrimonio supplementare (-8,5 milioni di euro) deriva principalmente dal computo degli ammortamenti sulle obbligazioni subordinate emesse da parte della Capogruppo; si rileva infine che al 30 giugno 2005, pur in presenza di un aumento (+2,8%) dei requisiti prudenziali, i relativi coefficienti si mantengono stabili e in particolare il coefficiente di solvibilità, pari al 9,96%, risulta superiore di circa 2 punti percentuali al limite dell'8% stabilito per i gruppi bancari.

La struttura territoriale

La tabella che segue mostra la ripartizione territoriale delle filiali delle Banche del Gruppo al 30 giugno 2005.

Provincia	Banca CR Firenze S.p.A. *	CR Pistoia e Pescia S.p.A. *	CR Civitavecchia S.p.A. *	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR della Spezia S.p.A.	Gruppo
Firenze	133	4					137
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8				1	22
Prato	11	4					15
Pistoia	2	50				1	53
Massa Carrara	10					8	18
Pisa	13						13
Livorno	9						9
La Spezia						51	51
Perugia	16			3			19
Terni				23			23
Roma	9		25	2			36
Viterbo			4	10			14
Bologna	1	7					8
Modena					18		18
Parma						2	2
Reggio Emilia						1	1
Mantova					8		8
Verona					1		1
TOTALI	287	73	29	38	27	64	518

* compreso uno sportello per attività di prestiti su pegno

TOSCANA	337
LIGURIA	51
UMBRIA	42
LAZIO	50
EMILIA ROMAGNA	29
LOMBARDIA	8
VENETO	1
TOTALE	518

In questo contesto sono inoltre operativi 14 Centri Imprese e 9 Centri Private di Banca CR Firenze, nelle Province di Firenze, Arezzo, Bologna, Grosseto, Livorno, Lucca, Massa Carrara, Perugia, Pisa, Prato, Roma e Siena.

Come già ricordato, al 30 giugno 2005 il Gruppo annovera anche 34 Spazi Finanziari nelle Province di Roma, Bologna, Ancona, Forlì, Rimini, Ferrara, Pesaro, Modena, Pescara, Ravenna, Parma, Teramo, Ascoli Piceno, Macerata, Chieti, Terni, Milano, Viterbo, La Spezia e Prato.

Le risorse umane

I dipendenti del Gruppo (società controllate e consolidate)

La seguente tabella riporta le evoluzioni delle risorse avvenute nel primo semestre 2005 per le società controllate:

DIPENDENTI DELLE SOCIETA' CONTROLLATE			
	30 giugno 2005	31 dicembre 2004	Variazione
Società consolidate integralmente			
Banca CR Firenze S.p.A.	3.387	3.311	76*
CR Pistoia e Pescia S.p.A.	697	702	-5
CR Civitavecchia S.p.A.	215	205	10
CR Mirandola S.p.A.	188	189	-1
CR Orvieto S.p.A.	171	168	3
CR della Spezia S.p.A.	522	533	-11
Centri Riscossione Tributi - Cerit S.p.A.	176	178	-2
CR Firenze Gestion Internationale S.A.	1	2	-1
Infogroup S.p.A.	366	349	17
Data Centro S.p.A. (fino al 30.04.95)	-	45	-45
S.r.t. S.p.A.	50	49	1
	5.773	5.731	42
Società consolidate proporzionalmente (quota di pertinenza del Gruppo)			
Gruppo Findomestic	961	928	33
	961	928	33
Altre società controllate consolidate con il metodo del patrimonio netto			
Centrovita Assicurazioni S.p.A.	33	32	1
Citylife S.p.A.	4	4	-
Immobiliare Nuova Sede S.r.l.	1	1	-
Totale	38	37	1

* di cui 45 da incorporazione Data Centro S.p.A.

La gestione e la formazione del personale

Selezione e sviluppo

Nel primo semestre 2005 il processo di selezione esterna è stato gradualmente esteso alle Banche del Gruppo. La ricezione e l'inserimento dei *curricula* sul sistema informatico restano in carico ai referenti del personale delle singole Aziende, mentre lo screening delle domande pervenute e la gestione di tutte le fasi successive del processo di selezione sono accentrate presso la Capogruppo.

Nel periodo sono pervenuti presso la Capogruppo 3.069 *curricula*, di cui circa 500 raccolti in occasione della partecipazione di Banca CR Firenze S.p.A. al Job Fair 2005, manifestazione annuale organizzata nel mese di aprile da Associazione degli Industriali, Camera di Commercio, Università degli studi e Provincia di Firenze per promuovere l'incontro tra offerta e domanda di lavoro.

Anche per quanto riguarda la valutazione delle prestazioni del personale il processo si sta estendendo a tutte le Banche del Gruppo; per il 2005 è stato effettuato con modalità omogenee grazie all'utilizzo della piattaforma People Web disponibile in Intranet, per CR Pistoia e Pescia

S.p.A., CR Civitavecchia S.p.A. e CR Orvieto S.p.A.

Formazione

Prosegue il Master per i Gestori Imprese presso la Scuola di Scienze Aziendali Bocconi, iniziato per 67 risorse dei Centri Imprese e delle Strutture Centrali nell'ultimo trimestre del 2004; per il Canale Private sono stati organizzati moduli formativi di preparazione all'esame per l'iscrizione all'albo dei promotori finanziari e per sviluppare le competenze relazionali e comportamentali dei Gestori Private.

E' proseguita l'attività formativa relativa alla trasparenza bancaria, alla normativa ed all'adeguatezza degli investimenti finanziari della clientela ed alla fiscalità delle rendite finanziarie; a supporto delle iniziative connesse al progetto ABI "Patti Chiari" sono state organizzate ulteriori sessioni di apprendimento a distanza ed in presenza, rivolte alle risorse in ingresso in Azienda ed a quelle della Rete distributiva interessate da cambi di ruolo organizzativo.

Nell'area del credito e presidio del rischio, è stato reso disponibile un modulo formativo, destinato ai gestori business, sull'applicativo "Scor Navigator".

Complessivamente a livello di Gruppo, nel semestre sono state erogate 15.862 giornate uomo di formazione in orario di lavoro, coinvolgendo oltre l'85% delle risorse, con una media 4,2 giorni medi di fruizione.

Comunicazione interna

E' stato ultimato il progetto di sviluppo della Intranet di Gruppo con la realizzazione di nuove funzionalità: galleria delle immagini, mini siti e sottomenù, monitoraggio delle sezioni visitate, sondaggi on-line, home page Centrovita. E' stato realizzato il Piano Integrato di Comunicazione Interna a livello di Gruppo, che definisce le principali azioni di comunicazione relative alle attività ed ai progetti di Gruppo ed è stato completato il piano di revisione degli eventi aziendali definendo tre tipologie: la convention degli Amministratori e la convention dei Dirigenti, che vengono realizzate a livello di Gruppo, e le convention commerciali, realizzate a livello di singola Banca, riservate al personale e al management della Rete distributiva.

Sono stati realizzati i piani di comunicazione relativi ai seguenti progetti: la diffusione del Codice Etico e della legge sulla responsabilità sociale, la creazione della community private, il modello di governo dell'ICT ed il change management della Direzione Amministrativa. Si è conclusa la rilevazione annuale della motivazione e del clima 2004, con la consegna dei risultati ai Responsabili delle unità organizzative di Banca CR Firenze S.p.A., CR Pistoia e Pescia S.p.A. e CR Mirandola S.p.A..

Altre informazioni

Il rating

Nel corso del primo semestre i rating assegnati alla Capogruppo da Fitch e Moody's non hanno subito variazioni e sono i seguenti:

Agenzie di rating	Debito a breve termine	Debito a lungo termine
Fitch	F1	A-
Moody's	P1	A2

L'andamento del titolo

Alla fine del primo semestre la quotazione del titolo Banca CR Firenze S.p.A. - € 2,149 - è risultata in crescita del 19,9% rispetto al valore di chiusura del 2004 in un contesto di settore altrettanto positivo (MIB bancario +12,7%). Più contenuta la crescita degli altri indici principali: S&P MIB +4,7%, MIDEX 6,6%. La quotazione minima nel semestre è stata di € 1,769 mentre quella massima di € 2,208. Nel periodo sono state scambiate mediamente più di un milione e cinquecentomila azioni al giorno.


125
120
115
110
105
100
95
GEN
FEB
MAR
APR
MAG
GIU 2005
BANCA CR FIRENZE
MIB Banche
MIDEX
S&P MIB

Azionariato ed attività societaria della Capogruppo

Nel corso del semestre sono state emesse 816.029 nuove azioni, in seguito all'esercizio da parte di alcuni dei beneficiari del piano di stock-option della facoltà di sottoscrivere azioni di nuova emissione. Il capitale sociale è passato così da € 647.633.406,63 al 31 dicembre 2004 ad € 648.098.543,16 al 30 giugno 2005.

Le interessenze dei principali soci sono di seguito rappresentate:

Socio	n° azioni	quota
Ente CR Firenze	454.026.608	39,931%
SANPAOLO IMI S.p.A.	212.176.468	18,661%
BNP-Paribas S.A.	74.468.217	6,549%
Fidelity International Limited	47.424.905	4,171%
Fondazione CR Spezia	44.666.603	3,928%
Fondazione CR Pistoia e Pescia	42.050.703	3,698%
Altri (Mercato)	262.201.484	23,061%
Totale	**1.137.014.988**	**100%**

Il numero di azioni del socio Fidelity International Limited, società di gestione di fondi d'investimento, è quello riportato nell'ultima delle comunicazioni che il Gruppo Fidelity Investments ha effettuato ai sensi dell'art. 120 del D. Lgs. 58/98, datata 25 luglio 2005.
Le precedenti comunicazioni del Gruppo Fidelity Investments ai sensi della normativa citata erano state effettuate aggregando, oltre alle azioni della Fidelity International Limited, anche quelle della FMR Corp società di gestione di fondi d'investimento detentrice di un'ulteriore quota dello 0,46%, nonché quelle azioni di clienti istituzionali dei servizi di gestione di portafoglio del Gruppo Fidelity per le quali il diritto di voto rimane in capo al cliente stesso. L'ultima comunicazione è invece basata su una differente impostazione per la quale le quote di Fidelity International Limited e FMR Corp sono considerate distintamente, e senza tenere conto di quelle azioni per le quali il diritto di voto rimane al cliente.
La percentuale riportata nella tabella risulta per questa ragione inferiore a quella indicata nelle precedenti informative periodiche, che si basavano sulle comunicazioni del Gruppo Fidelity Investments effettuate con la precedente impostazione e dalle quali emergevano percentuali di possesso superiori al 5%.

I tre principali soci sono stati accomunati, fino al 30 aprile 2005, da un Patto di Sindacato, originariamente stipulato il 15 novembre 1999 e quindi oggetto di successive proroghe. Alla data del 30 aprile ha cessato di avere efficacia l'ultima delle proroghe, senza che ne sia intervenuta un'ulteriore.
In relazione alla cessazione dell'efficacia del Patto il socio San Paolo IMI S.p.A. ha ritenuto di poter vantare nei confronti dell'Ente Cassa di Risparmio di Firenze un diritto d'opzione d'acquisto di una quota azionaria pari al 10,78% del capitale di Banca CR Firenze S.p.A., pretesa che l'Ente Cassa di Risparmio di Firenze ritiene invece non fondata.
Dopo la scadenza del Patto sono comunque proseguiti con spirito costruttivo i contatti tra l'Ente Cassa di Risparmio di Firenze ed il San Paolo IMI S.p.A., i quali hanno, in particolare, convenuto in data 27 giugno di posticipare al 30 settembre 2005 il termine, originariamente scadente il 29 giugno 2005, per l'eventuale comunicazione da parte di San Paolo IMI S.p.A. dell'esercizio dell'opzione. Ciò al fine di verificare la possibilità di raggiungere una soluzione per la definizione

di un nuovo accordo parasociale, che possa auspicabilmente essere condiviso anche da BNP Paribas S.A., ferme ed impregiudicate restando le rispettive posizioni quanto alla sussistenza e validità dell'opzione.

L'assemblea ordinaria degli azionisti della Capogruppo, riunitasi il 28 aprile, ha deliberato l'approvazione del bilancio dell'esercizio 2004 e la distribuzione di un dividendo di € 0,052 per ogni azione in circolazione alla data di stacco-cedola: 23 maggio 2005.
L'assemblea ha deliberato inoltre il rinnovo dell'autorizzazione ad operare in azioni proprie ai sensi degli artt. 2357 e 2357-ter c.c. La società può detenere azioni proprie fino ad un massimo di 13.000.000 di azioni.
Nel corso del semestre è stata perfezionata l'operazione d'incorporazione della società strumentale Data Centro S.p.A. La data di efficacia giuridica è stata fissata, nell'atto di fusione stipulato il 15 marzo, al 1° maggio 2005, mentre ai fini contabili e fiscali l'operazione ha efficacia dal 1° gennaio 2005.

Fatti di rilievo verificatisi dopo la chiusura del semestre

Nel mese di agosto Banca CR Firenze S.p.A. ha sottoscritto un accordo preliminare, condizionato all'ottenimento delle autorizzazioni da parte delle Autorità nazionali e al soddisfacente completamento della due diligence, per l'acquisizione di una quota di controllo pari al 56,23% del capitale della Daewoo Bank S.A., banca commerciale con sede a Bucarest (Romania), la cui rete è composta da nove filiali.

L'operazione prevede la stipula del contratto relativo alla compravendita delle azioni entro il 5 ottobre 2005 e il trasferimento delle stesse entro il 20 novembre 2005. Il prezzo, da corrispondere in contanti, è stato stabilito in 31,4 milioni di euro su un patrimonio netto che, valorizzato allo stesso cambio della transazione, risulta pari a 16,0 milioni di euro. L'acquisizione della partecipazione punta a realizzare il rapido insediamento in un mercato bancario in corso di riorganizzazione ed efficientamento in un'area che offre significative opportunità di sviluppo e consentirà di fornire un adeguato supporto alle aziende clienti che operano in Romania.
L'accordo prevede anche la concessione di un'opzione call a favore di Banca CR Firenze S.p.A. e un'opzione put a favore di una parte dei soci attuali, aventi ad oggetto un'ulteriore quota del 26,77% del capitale sociale di Daewoo Bank, esercitabili dal 1° gennaio 2009 al 30 giugno 2009, ad un prezzo per azione stabilito da una primaria banca d'affari congiuntamente nominata e che, comunque, non potrà essere inferiore a 2,975 volte il patrimonio netto contabile risultante dall'ultimo bilancio approvato di Daewoo Bank.

L'evoluzione prevedibile dell'attività nel secondo semestre 2005

Il risultato del primo semestre ha confermato quanto dicevamo in occasione dell'approvazione dei conti del primo trimestre, circa le previsioni dell'andamento aziendale per l'esercizio in corso.

Anche ora, pertanto, confermiamo le previsioni circa il perseguimento degli obiettivi di budget in linea con lo sviluppo registrato nello scorso esercizio.

Sostegno a queste previsioni viene non tanto dalle occasioni di mercato che continua a soffrire di una congiuntura negativa fonte di accentuata volatilità e di potenziale aumento del rischio di sistema, quanto piuttosto dalla capacità del nostro Gruppo di essersi dato un razionale assetto commerciale, un efficiente controllo del rischio, una diffusione territoriale interregionale ed una forte politica di contenimento dei costi che, negli ultimi anni, pur in presenza di un rilevante sviluppo dell'Azienda, ha consentito di modificare in meglio il rapporto cost/income, ottimizzando il rapporto fra i costi di produzione e i risultati commerciali.

Prospetti contabili individuali e consolidati

Stato patrimoniale consolidato

Voci dell'attivo	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Cassa e disponibilità presso banche centrali e uffici postali	149.694	137.603	123.593
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali	160.748	415.344	232.306
30 Crediti verso banche	1.059.286	1.203.903	1.263.472
(a) a vista	330.138	106.340	272.943
(b) altri crediti	729.148	1.097.563	990.529
40 Crediti verso clientela	16.218.771	15.567.513	14.543.419
di cui:			
- crediti con fondi di terzi in amministrazione	*1.096*	*1.591*	*387*
50 Obbligazioni e altri titoli di debito	2.231.855	1.905.042	2.234.420
(a) di emittenti pubblici	1.061.717	763.952	1.101.822
(b) di banche	962.094	888.475	865.976
di cui:			
- titoli propri	*10.811*	*18.229*	*40.414*
(c) di enti finanziari	64.022	79.555	74.877
(d) di altri emittenti	144.022	173.060	191.745
60 Azioni, quote e altri titoli di capitale	82.075	84.675	52.399
70 Partecipazioni	339.272	365.497	362.782
(a) valutate al patrimonio netto	71.621	82.008	74.316
(b) altre	267.651	283.489	288.466
80 Partecipazioni in imprese del gruppo	45.509	44.919	40.014
(a) valutate al patrimonio netto	44.429	43.988	38.568
(b) altre	1.080	931	1.446
90 Differenze positive di consolidamento	253.535	258.797	280.825
100 Differenze positive di patrimonio netto	0	0	211
110 Immobilizzazioni immateriali	42.103	45.905	49.192
di cui:			
- avviamento	*8.799*	*9.449*	*9.972*
120 Immobilizzazioni materiali	302.254	311.861	313.720
140 Azioni o quote proprie (v.n. € 1.425,57)	5	0	29
150 Altre attività	764.169	918.672	773.875
160 Ratei e risconti attivi	180.753	167.825	167.038
(a) ratei attivi	121.345	117.956	113.992
(b) risconti attivi	59.408	49.869	53.046
di cui:			
- disaggio di emissione titoli	*289*	*347*	*1.820*
TOTALE DELL'ATTIVO	21.830.029	21.407.586	20.437.295

VOCI DEL PASSIVO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Debiti verso banche	**2.886.192**	**2.693.543**	**2.366.267**
(a) a vista	351.813	574.639	320.403
(b) a termine o con preavviso	2.534.379	2.118.904	2.045.864
20 Debiti verso clientela	**9.782.707**	**9.828.965**	**9.143.063**
(a) a vista	8.816.489	8.814.752	8.313.356
(b) a termine o con preavviso	966.218	1.014.213	829.707
30 Debiti rappresentati da titoli	**5.221.670**	**4.959.768**	**5.012.134**
(a) obbligazioni	4.838.237	4.582.469	4.562.563
(b) certificati di deposito	275.690	296.492	349.824
(c) altri titoli	107.743	80.808	99.747
40 Fondi di terzi in amministrazione	**1.291**	**1.664**	**1.975**
50 Altre passività	**880.737**	**865.014**	**964.591**
60 Ratei e risconti passivi	**155.392**	**146.381**	**146.881**
(a) ratei passivi	116.346	107.615	111.123
(b) risconti passivi	39.046	38.766	35.758
70 Trattamento di fine rapporto di lavoro subordinato	**175.619**	**172.742**	**171.973**
80 Fondi per rischi ed oneri	**336.727**	**374.092**	**312.361**
(a) fondi di quiescenza e per obblighi simili	172.326	170.445	164.488
(b) fondi imposte e tasse	79.256	125.990	70.193
(d) altri fondi	85.145	77.657	77.680
90 Fondi rischi su crediti	**35.499**	**24.715**	**27.446**
100 Fondo per rischi bancari generali	**66.153**	**66.153**	**65.615**
110 Passività subordinate	**1.013.808**	**980.608**	**997.190**
120 Differenze negative di consolidamento	**378**	**386**	**386**
130 Differenze negative di patrimonio netto	**167**	**169**	**285**
140 Patrimonio di pertinenza di terzi	**187.831**	**208.662**	**198.614**
150 Capitale	**649.098**	**647.633**	**645.933**
160 Sovrapprezzi di emissione	**56.853**	**56.319**	**55.286**
170 Riserve	**317.941**	**277.053**	**276.092**
(a) riserva legale	135.087	128.038	128.039
(b) riserva per azioni o quote proprie	5	0	29
(c) riserve statutarie	31.560	27.824	28.499
(d) altre riserve	151.289	121.191	119.525
180 Riserve di rivalutazione	**1.412**	**1.412**	**1.412**
200 Utile d'esercizio	**61.555**	**102.307**	**49.791**
TOTALE DEL PASSIVO	**21.830.029**	**21.407.586**	**20.437.295**

GARANZIE E IMPEGNI CONSOLIDATI	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Garanzie rilasciate	**809.897**	**726.284**	**695.196**
di cui:			
- accettazioni	16.407	13.600	19.923
- altre garanzie	793.490	712.684	675.273
20 Impegni	**1.641.606**	**878.470**	**934.841**

Conto economico consolidato

VOCI DEL CONTO ECONOMICO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Interessi attivi e proventi assimilati	516.072	975.589	485.663
di cui:			
- *su crediti verso clientela*	*472.105*	*891.357*	*441.165*
- *su titoli di debito*	*27.155*	*54.185*	*26.653*
20 Interessi passivi e oneri assimilati	-155.672	-303.750	-151.543
di cui:			
- *su debiti verso clientela*	*-41.445*	*-84.535*	*-42.395*
- *su debiti rappresentati da titoli*	*-74.330*	*-143.325*	*-71.136*
30 Dividendi e altri proventi	8.787	8.582	8.334
(a) su azioni, quote e altri titoli di capitale	560	528	373
(b) su partecipazioni	8.227	8.054	7.961
(c) su partecipazioni in società del gruppo	0	0	0
40 Commissioni attive	179.404	369.233	180.936
50 Commissioni passive	-43.559	-83.614	-42.076
60 Profitti (Perdite) da operazioni finanziarie	18.455	35.458	20.735
70 Altri proventi di gestione	78.549	142.726	69.742
80 Spese amministrative	-365.506	-684.269	-347.869
(a) spese per il personale	-215.733	-414.034	-210.322
di cui:			
- *salari e stipendi*	*-154.625*	*-296.107*	*-152.051*
- *oneri sociali*	*-37.869*	*-77.632*	*-38.338*
- *trattamento di fine rapporto*	*-12.622*	*-23.755*	*-12.262*
- *trattamento di quiescenza e simili*	*-5.590*	*-8.280*	*-3.520*
(b) altre spese amministrative	*-149.773*	*-270.234*	*-137.547*
90 Rettifiche di valore su immobilizzazioni materiali ed immateriali	-48.028	-98.268	-48.670
100 Accantonamenti per rischi ed oneri	-13.277	-17.987	-10.249
110 Altri oneri di gestione	-8.660	-32.052	-13.483
120 Rettifiche di valore su crediti e accantonamenti per garanzie e impegni	-64.234	-112.100	-58.495
130 Riprese di valore su crediti e su accantonamenti per garanzie e impegni	32.822	41.021	25.143
140 Accantonamenti ai fondi rischi su crediti	-16.170	-24.289	-14.604
150 Rettifiche di valore su immobilizzazioni finanziarie	-2.346	-2.348	-2.371
160 Riprese di valore su immobilizzazioni finanziarie	160	158	44
170 Utili (Perdite) delle partecipazioni valutate al patrimonio netto	5.338	13.703	6.300
180 Utile delle attività ordinarie	122.135	227.793	107.544
190 Proventi straordinari	14.272	22.109	12.867
200 Oneri straordinari	-5.147	-22.007	-9.997
210 Utile (Perdita) straordinario	9.125	102	2.870
230 Variazione del fondo per rischi bancari generali	0	-620	0
240 Imposte sul reddito dell'esercizio	-60.190	-107.848	-52.824
250 Utile d'esercizio di pertinenza di terzi	-9.515	-17.120	-7.999
260 Utile d'esercizio	61.555	102.307	40.701

Stato patrimoniale della Capogruppo

VOCI DELL'ATTIVO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Cassa e disponibilità presso banche centrali e uffici postali	68.343	64.868	61.373
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali	114.335	322.100	90.785
30 Crediti verso banche	1.376.907	1.443.111	1.371.899
(a) a vista	264.526	119.814	203.530
(b) altri crediti	1.112.381	1.323.297	1.168.369
40 Crediti verso clientela	8.637.820	8.358.748	7.766.931
di cui:			
- *crediti con fondi di terzi in amministrazione*	*1.083*	*1.575*	*366*
50 Obbligazioni e altri titoli di debito	1.366.036	1.016.324	1.330.343
(a) di emittenti pubblici	663.842	395.457	728.158
(b) di banche	553.066	452.157	424.198
di cui:			
- *titoli propri*	*10.811*	*12.973*	*37.314*
(c) di enti finanziari	63.718	79.251	74.573
(d) di altri emittenti	85.410	89.459	103.414
60 Azioni, quote e altri titoli di capitale	73.264	55.438	41.986
70 Partecipazioni	286.444	312.543	313.302
80 Partecipazioni in imprese del gruppo	988.773	937.794	926.798
90 Immobilizzazioni immateriali	27.918	29.089	32.830
di cui:			
- *avviamento*	*8.799*	*9.385*	*9.972*
100 Immobilizzazioni materiali	176.834	185.759	190.577
120 Azioni o quote proprie (V.N. 1.425,57)	5	0	29
130 Altre attività	291.828	328.584	306.654
140 Ratei e risconti attivi	86.097	77.545	76.350
(a) ratei attivi	78.006	74.728	71.582
(b) risconti attivi	8.091	2.817	4.768
di cui:			
- *disaggio di emissione titoli*	*1.906*	*1.660*	*1.409*
TOTALE DELL'ATTIVO	13.494.413	13.131.903	12.509.857

VOCI DEL PASSIVO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Debiti verso banche	1.264.788	1.307.454	1.028.916
(a) a vista	352.378	534.773	309.222
(b) a termine o con preavviso	912.412	772.681	719.694
20 Debiti verso clientela	6.461.985	6.477.455	6.044.282
(a) a vista	5.906.458	5.915.668	5.562.170
(b) a termine o con preavviso	555.527	561.787	482.112
30 Debiti rappresentati da titoli	2.776.532	2.445.289	2.472.520
(a) obbligazioni	2.533.766	2.212.966	2.180.508
(b) certificati di deposito	147.605	161.872	205.390
(c) altri titoli	95.161	70.451	86.622
40 Fondi di terzi in amministrazione	1.167	1.507	1.786
50 Altre passività	446.275	413.778	507.980
60 Ratei e risconti passivi	74.854	70.658	73.048
(a) ratei passivi	71.012	67.224	69.360
(b) risconti passivi	3.842	3.434	3.688
70 Trattamento di fine rapporto di lavoro subordinato	119.118	116.352	116.776
80 Fondi per rischi ed oneri	210.119	218.349	194.832
(a) fondi di quiescenza e per obblighi simili	118.237	118.988	116.009
(b) fondi imposte e tasse	28.806	46.699	24.222
(c) altri fondi	63.076	54.662	54.601
90 Fondi rischi su crediti	27.500	17.500	18.002
100 Fondo per rischi bancari generali	62.476	62.475	62.475
110 Passività subordinate	961.808	945.808	962.190
120 Capitale	648.099	647.633	645.933
130 Sovrapprezzi di emissione	56.853	56.319	55.285
140 Riserve	291.563	254.552	255.269
(a) riserva legale	130.357	124.287	124.287
(b) riserva per azioni o quote proprie	5	0	29
(c) riserve statutarie	10.328	10.309	10.997
(d) altre riserve	150.873	119.956	119.956
170 Utile d'esercizio	91.276	96.074	70.563
TOTALE DEL PASSIVO	13.494.413	13.131.903	12.509.857

GARANZIE ED IMPEGNI	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Garanzie rilasciate	528.396	474.746	444.093
di cui:			
- accettazioni	11.637	9.343	13.819
- altre garanzie	516.759	465.403	430.274
20 Impegni	1.334.527	688.720	747.011

Conto economico della Capogruppo

VOCI DEL CONTO ECONOMICO	30 giugno 2005	31 dicembre 2004	30 giugno 2004
10 Interessi attivi e proventi assimilati	231.029	438.531	218.149
di cui:			
- su crediti verso clientela	*197.524*	*374.383*	*187.602*
- su titoli di debito	*15.410*	*30.643*	*14.913*
20 Interessi passivi e oneri assimilati	-86.354	-163.714	-81.023
di cui:			
- su debiti verso clientela	*28.461*	*-59.378*	*-29.899*
- su debiti rappresentati da titoli	*42.167*	*-79.597*	*-40.110*
30 Dividendi e altri proventi	67.540	54.540	52.573
(a) su azioni, quote e altri titoli di capitale	504	451	310
(b) su partecipazioni	9.755	9.474	9.443
(c) su partecipazioni in imprese del gruppo	57.281	44.615	42.820
40 Commissioni attive	87.070	173.765	86.030
50 Commissioni passive	-10.506	-18.027	-8.934
60 Profitti (Perdite) da operazioni finanziarie	16.578	31.734	18.763
70 Altri proventi di gestione	47.646	81.598	38.195
80 Spese amministrative	-192.660	-366.549	-184.437
(a) spese per il personale	-116.340	-221.502	-112.994
di cui:			
- salari e stipendi	*-85.300*	*-160.829*	*-83.238*
- oneri sociali	*-18.426*	*-39.942*	*-18.991*
- trattamento di fine rapporto	*-7.435*	*-13.843*	*-7.163*
- trattamento di quiescenza e simili	*-2.996*	*-2.379*	*-1.129*
(b) altre spese amministrative	-76.320	-145.047	-71.443
90 Rettifiche di valore su immobilizzazioni immateriali e materiali	-17.345	-36.800	-18.387
100 Accantonamenti per rischi ed oneri	-9.701	-9.577	-7.115
110 Altri oneri di gestione	-1.482	-3.703	-1.106
120 Rettifiche di valore su crediti e accantonamenti per garanzie e impegni	-28.418	-47.577	-25.912
130 Riprese di valore su crediti e su accantonamenti per garanzie e impegni	20.781	21.156	12.605
140 Accantonamenti ai fondi rischi su crediti	-12.719	-17.500	-12.000
150 Rettifiche di valore su immobilizzazioni finanziarie	-2.520	-2.599	-2.368
160 Riprese di valore su immobilizzazioni finanziarie	10	37	37
170 Utile delle attività ordinarie	108.949	135.315	85.070
180 Proventi straordinari	11.279	14.289	9.778
190 Oneri straordinari	-6.775	-12.892	-6.185
200 Utile (Perdita) straordinario	4.504	1.397	3.593
220 Imposte sul reddito dell'esercizio	-22.177	-39.738	-18.100
230 Utile d'esercizio	91.276	96.974	70.563

Note esplicative ed integrative

Criteri di valutazione

Area di consolidamento

La situazione semestrale consolidata comprende la situazione semestrale della Capogruppo e delle seguenti società operanti nei settori bancario e finanziario ovvero che esercitano, in via esclusiva o principale, attività strumentale a quella delle società del Gruppo, così come definito dall'articolo 59 del Decreto Legislativo n. 385/1993:

- Cassa di Risparmio di Pistoia e Pescia SpA - società bancaria
- Cassa di Risparmio di Civitavecchia SpA - società bancaria
- Cassa di Risparmio di Orvieto SpA - società bancaria
- Cassa di Risparmio di Mirandola SpA - società bancaria
- Cassa di Risparmio della Spezia SpA - società bancaria
- Centro Riscossione Tributi - CERIT SpA - società finanziaria
- Società Riscossione Tributi - SRT SpA - società finanziaria
- CR Firenze Gestion Internationale SA - società finanziaria
- Infogroup SpA - società strumentale
- Findomestic Banca SpA - società bancaria (*)
- Findomestic Leasing SpA - società finanziaria (*)
- Credial SpA - società finanziaria (*)
- Credirama Italia SpA - società finanziaria (*)

(*) tali società appartengono al Gruppo Findomestic, consolidato con il metodo proporzionale al 50% in quanto sottoposto a controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992
Per le suddette società la Capogruppo possiede, direttamente od indirettamente, la maggioranza dei diritti di voto in assemblea ordinaria, ad eccezione delle società appartenenti al Gruppo Findomestic sulle quali esercita, in seguito agli accordi sottoscritti con il Gruppo BNP Paribas, il controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992; la situazione semestrale consolidata non comprende le situazioni semestrali delle società controllate per le quali si è ravvisata una delle fattispecie dei casi di esclusione dal consolidamento integrale previsti dalla legge ovvero dalle disposizioni della Banca d'Italia in materia di bilanci consolidati dei gruppi bancari.

Metodi di consolidamento

Le sopramenzionate società vengono consolidate con il metodo integrale, ad eccezione di quelle appartenenti al Gruppo Findomestic, consolidate con il metodo proporzionale.
I valori di carico delle partecipazioni detenute nelle società consolidate vengono eliminati contro le corrispondenti frazioni di patrimonio netto contabile di pertinenza del Gruppo, calcolate con riferimento agli importi risultanti dai bilanci al 31 dicembre 1992, data di primo consolidamento delle partecipazioni, ovvero alla data di acquisizione delle stesse, se successiva. Dalle suddette elisioni scaturiscono, sussistendone i presupposti, differenze positive o negative di consolidamento, le quali vengono iscritte nelle pertinenti voci dello stato patrimoniale consolidato senza ricorrere alla possibilità di compensare tra loro tali differenze.
Gli eventuali minori valori di carico rispetto alle corrispondenti frazioni di patrimonio netto contabile vengono iscritti nella voce "Differenze negative di consolidamento", dopo aver verificato che non sono riferibili ad attività e passività risultanti dai bilanci delle partecipate, mentre in presenza di eccedenze dei suddetti valori rispetto a tali frazioni di patrimonio netto i relativi importi vengono iscritti, ove ne ricorrano i presupposti, nella voce "Differenze positive di consolidamento" e sistematicamente ammortizzati in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei rispettivi investimenti.
Le quote di patrimonio netto contabile e di risultato economico attribuibili alle interessenze di terzi sono iscritte, rispettivamente, nelle voci "Patrimonio di pertinenza di terzi" e "Utile (perdita) d'esercizio di pertinenza di terzi", come indicato dall'articolo 33 del Decreto Legislativo n. 87/1992.
I rapporti patrimoniali esistenti alla data di chiusura del periodo e le operazioni economiche effettuate fra le società consolidate nel corso del periodo e regolate a normali condizioni di mercato vengono eliminati imputando rispettivamente alle voci "Altre attività" / "Altre passività" ed "Oneri straordinari" / "Proventi straordinari" i saldi netti di eventuali importi non esattamente riconciliabili. In particolare, vengono eliminati gli utili e le perdite derivanti da operazioni diverse da quelle su titoli, valute ed altri strumenti finanziari relativi a

valori ancora compresi nel patrimonio del Gruppo nonché i dividendi e le rettifiche e riprese di valore riguardanti le suddette partecipazioni.

Situazioni semestrali utilizzate per la redazione della situazione semestrale consolidata

Per la redazione della situazione semestrale consolidata vengono utilizzate le situazioni approvate dai Consigli di Amministrazione delle società inserite nell'area di consolidamento riclassificate, ove necessario, in base ai criteri di valutazione adottati dalla Capogruppo.

1. Crediti, garanzie e impegni

I crediti, inclusi i capitali a scadere, i capitali scaduti e non incassati e gli interessi contrattuali e di mora maturati, vengono valutati al presumibile valore di realizzo, determinato considerando sia la specifica situazione di solvibilità dei debitori che l'eventuale residenza del debitore in paesi ritenuti "a rischio" dalla Banca d'Italia; in particolare, l'iscrizione di tali crediti avviene in base ai criteri di seguito esposti.

1.1 Crediti vantati nei confronti di banche:

- valore nominale per i crediti che non presentano situazioni negative in relazione alla solvibilità dei debitori italiani e stranieri;
- valore nominale decurtato delle previsioni di perdita, calcolate in modo forfettario per i crediti verso banche estere le quali, pur non mostrando attualmente difficoltà finanziarie, sono residenti in paesi ritenuti "a rischio" in base a quanto previsto dalla normativa della Banca d'Italia; in tale circostanza le suddette previsioni di perdita vengono determinate applicando le percentuali stabilite dall'Organo di Vigilanza.

1.2 Crediti vantati nei confronti di clientela ordinaria:

- valore nominale per i crediti "in bonis", decurtato di svalutazioni forfettarie per tener conto delle perdite di valore latenti, misurate sulla base di una previsione dell'evoluzione della rischiosità degli impieghi attraverso:
  a) la stima dell'ammontare di posizioni "in bonis" che presumibilmente dovessero presentare difficoltà di recupero successivamente alla data di chiusura dell'esercizio;
  b) la determinazione delle perdite potenziali sulle posizioni indicate al precedente punto a), ottenuta applicando la percentuale media "storica" delle perdite verificatesi negli ultimi due esercizi;
- valore nominale decurtato delle previsioni di perdita analitiche per tutte quelle posizioni per le quali, esistendo oggettive difficoltà di recupero, sono state individuate e quantificate rettifiche di valore che potrebbero anche manifestarsi in futuro; trattasi in concreto dei crediti "in sofferenza", "incagliati", "in corso di ristrutturazione" e "ristrutturati"; per i crediti verso clienti residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni "forfettarie", adottando gli stessi criteri previsti per i crediti verso banche estere, mentre in presenza di crediti ritenuti recuperabili e, di conseguenza, non sottoposti ad ulteriori rettifiche di valore, nel passivo dello stato patrimoniale risultano prudenzialmente iscritti fondi rischi su crediti, costituiti ai sensi dell'articolo 20, 6° comma, del Decreto Legislativo n. 87/1992.

1.3 Garanzie e impegni
Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore complessivo dell'impegno assunto; per i crediti di firma rilasciati a favore di clientela residente per i quali esistono difficoltà finanziarie sono state formulate previsioni di perdita analitiche, mentre in presenza di crediti di firma concessi a residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi a quelli adottati per i crediti per cassa.
Le previsioni di perdita, come sopra determinate, sono scritturate in una specifica posta del passivo dello stato patrimoniale tra i "Fondi per rischi ed oneri per garanzie e impegni".

2. Titoli e operazioni fuori bilancio (diverse da quelle in valuta)

2.1 Titoli immobilizzati

I titoli immobilizzati, destinati ad essere mantenuti nel patrimonio aziendale a scopo di stabile investimento, sono contabilizzati con il metodo del "costo medio ponderato continuo" e valutati al costo di acquisto o di sottoscrizione, rettificato dalle quote di scarto di emissione e di negoziazione maturate; tali titoli vengono svalutati in presenza di un deterioramento duraturo della situazione di solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del paese di residenza dell'emittente stesso.
La differenza positiva o negativa tra il costo di acquisto ed il valore di rimborso dei titoli immobilizzati è computata tra gli interessi di periodo, secondo il criterio della competenza temporale.
In presenza di titoli emessi in Paesi terzi considerati "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, adottando i medesimi criteri previsti per i crediti.

2.2 Titoli non immobilizzati

I titoli non immobilizzati vengono contabilizzati con il metodo del "costo medio ponderato continuo", che consiste nello "scarico" contabile dei titoli venduti al costo medio di tutta la categoria omogenea, indipendentemente dal periodo di acquisto.
Alla data di chiusura del periodo i titoli non immobilizzati sono valutati con i seguenti criteri:

- i titoli a reddito fisso ed i titoli azionari quotati in mercati organizzati vengono valutati al valore di mercato, come previsto dall'articolo 20, 1° comma, lettera b), del Decreto Legislativo n. 87/1992, ove per valore di mercato si intende il prezzo rilevato nei mercati di quotazione nell'ultimo giorno del periodo; tutte le plusvalenze e le minusvalenze rilevate secondo tale metodologia vengono contabilizzate nella voce "Profitti (perdite) da operazioni finanziarie" del conto economico;
- i titoli a reddito fisso ed i titoli azionari non quotati vengono valutati al costo di acquisto, determinato applicando la stessa metodologia di contabilizzazione adottata per i titoli non immobilizzati quotati; il suddetto costo viene rettificato, ove necessario, per tener conto dell'andamento del mercato e delle perdite di valore, secondo il disposto dell'articolo 20, 2° comma, del Decreto Legislativo n. 87/1992, prendendo a base il valore di mercato di titoli aventi analoghe caratteristiche, negoziati in mercati italiani ed esteri.

Per quanto concerne le quote detenute in OICR, le valutazioni dei fondi aperti rispecchiano le valorizzazioni dell'ultimo giorno del periodo effettuate dalle società di gestione; le valutazioni dei fondi chiusi sono effettuate al costo di acquisto, eventualmente rettificato delle perdite di valore ritenute durevoli.
I titoli non immobilizzati inclusi nel patrimonio di destinazione del Fondo Integrativo di Previdenza interno ("FIP") costituito ai sensi dell'articolo 2117 del codice civile vengono valutati, in base a quanto deciso dal Comitato referente del FIP, al prezzo di mercato dell'ultimo giorno del periodo, se quotati, ovvero al costo di acquisto, se non quotati.
In presenza di titoli emessi in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi a quelli adottati per i crediti.
I certificati di deposito bancari sono valutati al costo di acquisto.
Le operazioni "Pronti contro termine" attive o passive sono considerate rispettivamente operazioni finanziarie di impiego o di raccolta, in applicazione di quanto disposto dalla Banca d'Italia.

2.3 Azioni proprie

Le azioni proprie iscritte alla data di chiusura del periodo, detenute esclusivamente a scopo di negoziazione nell'ambito dei limiti stabiliti con apposita delibera del Consiglio di Amministrazione, vengono valutate al valore di mercato, applicando i medesimi criteri adottati per i titoli azionari quotati; in accordo con quanto richiesto dall'articolo 2357 ter del codice civile, le suddette azioni risultano interamente fronteggiate da una specifica riserva patrimoniale indisponibile.

2.4 Operazioni fuori bilancio

A fronte del minore o maggiore valore dei titoli da ricevere e da consegnare emergente dal raffronto tra i rispettivi prezzi di regolamento e di mercato, quest'ultimo determinato applicando i criteri di contabilizzazione previsti per i titoli non immobilizzati, viene iscritta nello stato patrimoniale una specifica posta fra le "Altre passività" ovvero tra le "Altre attività".
I contratti derivati stipulati con finalità di "negoziazione" vengono valutati al valore corrente di mercato; i margini conseguenti da tale valutazione vengono rilevati nella voce "Profitti (perdite) da operazioni finanziarie" del conto economico; le operazioni di "copertura", principalmente relative a emissioni obbligazionarie effettuate dalla Banca, sono valutate secondo il criterio della competenza temporale in modo coerente con le attività e passività coperte e vengono contabilizzate nelle voci "Interessi attivi" e "Interessi passivi" del conto economico, in funzione del saldo positivo o negativo riveniente dalla valutazione.

Per i contratti derivati relativi alla gestione del patrimonio conferito al FIP viene iscritta, in base a quanto deciso dal Comitato referente del FIP, una specifica posta nel passivo dello stato patrimoniale tra i "Fondi per rischi ed oneri per garanzie e impegni"; tale posta, economicamente a carico della gestione del FIP, rappresenta la potenziale minusvalenza relativa ai suddetti contratti derivati.

3. Partecipazioni

Le partecipazioni sono valutate come segue:

a) alla frazione di patrimonio netto contabile, per le società controllate per le quali è stata riscontrata una delle fattispecie di esclusione dall'area di consolidamento nonché per le società diverse dalle controllate in cui la Capogruppo possiede, direttamente od indirettamente, una percentuale dei diritti di voto esercitabili nell'assemblea ordinaria pari o superiore al 20%; gli eventuali minori valori di carico rispetto alle corrispondenti frazioni di patrimonio netto contabile vengono iscritti nella voce "Differenze negative di patrimonio netto", dopo aver verificato che non sono riferibili ad attività e passività risultanti dai bilanci delle partecipate, mentre in presenza di eccedenze dei suddetti valori rispetto a tali frazioni di patrimonio netto i relativi importi vengono iscritti, ove ne ricorrano i presupposti, nella voce "Differenze positive di patrimonio netto" e sistematicamente ammortizzati in quote costanti in 10 esercizi, in considerazione del tempo occorrente per il recupero economico dei rispettivi investimenti;
b) al costo di acquisto o di sottoscrizione, rettificato in presenza di perdite di valore ritenute "durevoli", per le altre società nonché per tutte le società poste in liquidazione volontaria.

Le opzioni su partecipazioni detenute alla data di chiusura del periodo e ritenute suscettibili di valutazione sono valutate in maniera coerente con la partecipazione cui si riferiscono ed i relativi valori risultano esposti nella tabella "Operazioni a termine" delle note esplicative.
I dividendi vengono contabilizzati al momento dell'incasso degli stessi, che di norma coincide con il periodo in cui ne è deliberata la distribuzione.

4. Attivita', passivita' e operazioni fuori bilancio in valuta

Le operazioni in valuta sono contabilizzate tenendo conto della data di regolamento.
Le attività, le passività e le operazioni fuori bilancio *a pronti*, non ancora regolate, sono valutate al tasso di cambio a pronti corrente alla data di chiusura del periodo, mentre le operazioni fuori bilancio *a termine* sono valutate al tasso di cambio a termine corrente alla data di chiusura del periodo, per scadenze corrispondenti a quelle delle operazioni oggetto di valutazione; le altre operazioni fuori bilancio, rappresentate da contratti derivati, sono valutate al valore di mercato nel caso di operazioni di "negoziazione", mentre le operazioni di "copertura" sono trattate in modo coerente con le attività o passività coperte.

5. Immobilizzazioni materiali

Gli immobili, gli impianti, i mobili ed i macchinari sono iscritti al costo di acquisto, comprensivo degli oneri accessori ed aumentato, per quanto riguarda gli immobili, delle spese incrementative; sugli immobili sono state effettuate nel passato rivalutazioni in applicazione di disposizioni di legge.
Le spese di manutenzione, riparazione, ammodernamento e trasformazione aventi natura ordinaria vengono addebitate al conto economico dell'esercizio in cui vengono sostenute.
Le immobilizzazioni materiali sono iscritte in relazione alla loro residua possibilità di utilizzazione rettificando il valore contabile "lordo", come sopra ottenuto, di quote di ammortamento calcolate applicando le aliquote ordinarie previste dalle disposizioni fiscali, ritenute rappresentative della stimata vita utile dei beni materiali con riferimento all'usura fisica ed all'eventuale perdita di valore generata dall'innovazione tecnologica.
Le opere d'arte, il cui valore va progressivamente incrementandosi rispetto al costo di acquisto, non sono soggette ad ammortamento.

6. Immobilizzazioni immateriali

I costi pluriennali sono iscritti nell'attivo dello stato patrimoniale col consenso del Collegio Sindacale. Le immobilizzazioni immateriali sono iscritte al costo d'acquisto, che viene annualmente rettificato dagli ammortamenti imputati al conto economico secondo i seguenti criteri:

- le spese di ristrutturazione degli immobili non di proprietà presi in locazione per essere adibiti ad uso aziendale vengono ammortizzate in base alla durata residua del contratto di locazione, ritenuta

comunque non superiore a 5 anni in ossequio al disposto dell'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992;

- l'avviamento, in accordo con quanto previsto dall'articolo 16, 2° comma, del Decreto Legislativo n. 87/1992, viene ammortizzato in un periodo non eccedente la presumibile durata della sua utilizzazione, di norma ritenuta pari ad almeno 10 anni qualora tale immobilizzazione risulti iscritta in seguito all'acquisizione di filiali bancarie;
- le altre immobilizzazioni immateriali, incluso il software ad uso pluriennale, vengono ammortizzate in relazione alla loro residua possibilità di utilizzazione, considerata comunque non superiore a 5 anni.

Le riserve disponibili alla data di chiusura del periodo sono superiori al valore netto contabile dei costi pluriennali sopra indicati; di conseguenza, non sussistono i vincoli di cui all'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992.

7. Altri aspetti

7.1 Debiti

I debiti sono esposti al valore nominale; l'eventuale differenza tra il valore nominale dei titoli collocati e l'importo effettivamente incassato viene imputata, secondo il principio della competenza economica, ai conti economici dei periodi lungo i quali si sviluppano i piani di ammortamento delle rispettive operazioni di collocamento.

I debiti rappresentati da titoli "zero coupon" sono iscritti al prezzo di emissione, aumentato degli interessi maturati su tali titoli.

I debiti comprendono anche le operazioni di "Pronti contro termine" su titoli, il cui valore di iscrizione è rappresentato dal prezzo "a pronti".

7.2 Ratei e risconti

I ratei ed i risconti sono calcolati nel rispetto della competenza temporale.

7.3 Trattamento di fine rapporto di lavoro subordinato

Tale voce viene adeguata ai crediti maturati dal personale, calcolati come previsto dalle disposizioni di legge e dai contratti di lavoro vigenti.

7.4 Fondi per rischi e oneri

I fondi per rischi ed oneri non hanno natura rettificativa di valori dell'attivo e sono destinati a coprire, in accordo con quanto previsto dall'articolo 9, 2° comma, del Decreto Legislativo n. 87/1992, le perdite, gli oneri ed i debiti di natura determinata e di esistenza probabile o certa, dei quali tuttavia alla data di chiusura del periodo risultano indeterminati l'ammontare o la data di sopravvenienza; i suddetti fondi risultano classificati secondo i criteri di seguito esposti, individuati in base alle disposizioni emanate dalla Banca d'Italia.

a) - Fondi di quiescenza e per obblighi simili

Tali fondi sono costituiti per fronteggiare gli impegni connessi alla previdenza integrativa interna e risultano congrui in base all'entità delle riserve matematiche calcolate da un attuario indipendente ed a quanto previsto dagli accordi aziendali.

b) - Fondi imposte e tasse

La consistenza dei fondi imposte e tasse, determinata applicando criteri di prudenzialità tenendo eventualmente conto delle opportunità concesse dalla vigente normativa tributaria, è adeguata per la copertura delle presumibili occorrenze per le imposte dirette, correnti e differite; tali fondi includono anche gli accantonamenti per imposte indirette di competenza del periodo ma non ancora liquidate.

L'importo corrispondente alle imposte "anticipate" risulta esposto nello stato patrimoniale tra le "Altre attività", secondo le disposizioni impartite in materia dalla Banca d'Italia.

c) - Altri Fondi

Fondi per rischi ed oneri per garanzie e impegni

Tali fondi includono gli accantonamenti destinati a far fronte alle presunte perdite sulle garanzie rilasciate e sugli impegni assunti, anche in relazione alla gestione del patrimonio conferito al FIP.

Fondo per rischi ed oneri diversi

Il fondo è destinato a coprire le passività potenziali che potrebbero derivare dal verificarsi di condizioni contrattuali sfavorevoli legate a cessioni di partecipazioni e dalla definizione di reclami della clientela ovvero di azioni revocatorie e di altre cause legali, stimate rispettivamente sulla base degli esiti di analoghi precedenti contenziosi e del prudente apprezzamento degli amministratori.

Fondo oneri per il personale

Il fondo è costituito per fronteggiare le presumibili occorrenze connesse ad eventuali oneri relativi al personale dipendente.

Fondo a disposizione dell'Assemblea

Il suddetto fondo include gli importi destinati, in base alle delibere assembleari di ripartizione dell'utile dell'esercizio, ad essere erogati per gli scopi determinati dall'Assemblea dei Soci.

7.5 Fondi rischi su crediti

Tali fondi si riferiscono a crediti in conto capitale per i quali non sono ad oggi previste perdite; detti fondi sono in esenzione fiscale e non rappresentano posta rettificativa dell'attivo essendo costituiti, ai sensi dell'articolo 20, 6° comma, del Decreto Legislativo n. 87/1992, a fronte di rischi su crediti solo eventuali, in quanto in futuro potrebbero manifestarsi riduzioni di valore del portafoglio crediti superiori a quelle stimate, in sede valutativa, sia su base analitica che su base forfettaria.

7.6 Fondo per rischi bancari generali

Il fondo per rischi bancari generali è iscritto a generale copertura del rischio di impresa e, di conseguenza, dei rischi propri delle operazioni bancarie; tale fondo ha pertanto natura patrimoniale, coerentemente con le disposizioni emanate dalla Banca d'Italia.

7.7 Riserva statutaria

A tale riserva vengono apportati, a norma dell'articolo 14 della Legge n. 745/1938, i resti di vendita su pegno prescritti dell'Azienda dei Presti.

Note esplicative ed integrative

Informazioni sullo stato patrimoniale

1 – Distribuzione settoriale dei crediti verso la clientela (voce 40 dell'attivo)

	30 giugno 2005		31 dicembre 2004		Variazione % dell'importo
	Importi	% sul totale	Importi	% sul totale	
a) Stati	67.369	0,4%	52.013	0,3%	29,5%
b) altri enti pubblici	324.848	2,0%	311.579	2,0%	4,3%
c) società non finanziarie	7.196.604	44,4%	7.009.628	45,0%	2,7%
d) società finanziarie	572.311	3,5%	659.279	4,2%	-13,2%
e) famiglie produttrici	1.225.105	7,6%	1.173.161	7,5%	4,4%
f) famiglie consumatrici	6.076.719	37,5%	6.104.880	39,2%	-0,5%
g) altri operatori	756.746	4,7%	258.002	1,7%	193,3%
Totale	**16.219.771**	**100,0%**	**15.567.543**	**100,0%**	**4,2%**

2 – Distribuzione dei crediti verso imprese non finanziarie e famiglie produttrici residenti

	30 giugno 2005		31 dicembre 2004		Variazione % dell'importo
	Importi	% sul totale	Importi	% sul totale	
a) Servizi del commercio	1.549.842	18,4%	1.553.180	19,1%	-0,2%
b) Prodotti tessili, cuoio, calzature e abbigliamento	662.780	7,8%	667.085	8,2%	-0,6%
c) Altri servizi destinati alla vendita	1.371.312	16,3%	1.494.149	18,3%	-8,2%
d) Edilizia e opere pubbliche	1.237.373	14,7%	1.150.175	14,1%	7,6%
e) Prodotti dell'agricoltura, silvicoltura e pesca	572.565	6,7%	509.830	6,3%	12,3%
g) Altre branche	3.026.802	35,9%	2.773.685	34,0%	9,1%
Totale	**8.420.763**	**100,0%**	**8.148.104**	**100,0%**	**3,3%**

La sottovoce "altre branche" comprende principalmente i comparti "Servizi di alberghi e pubblici esercizi", "Prodotti alimentari", "Altri prodotti industriali" e "Prodotti energetici".

3 – Distribuzione delle garanzie rilasciate (voce 10 Garanzie ed Impegni) per principali categorie di componenti

	30 giugno 2005		31 dicembre 2004		Variazione % dell'importo
	Importi	% sul totale	Importi	% sul totale	
a) Stati	0	0,0%	0	0,0%	0,0%
b) altri enti pubblici	7.348	0,9%	7.060	1,0%	4,1%
c) banche	53.915	6,7%	52.616	7,2%	2,5%
d) società non finanziarie	678.951	84,5%	586.317	80,7%	15,8%
e) società finanziarie	11.239	1,4%	27.166	3,7%	-58,6%
f) famiglie produttrici	23.508	3,0%	22.732	3,2%	3,4%
g) altri operatori	28.618	3,6%	30.391	4,2%	-5,8%
Totale	**803.477**	**100,0%**	**726.282**	**100,0%**	**10,6%**

4 – Grandi Rischi

	30 giugno 2005	31 dicembre 2004	Variazione %
a) ammontare	228.344	297.412	-23%
b) numero	1	1	0%

5 – Distribuzione temporale delle attività e delle passività

5 Distribuzione temporale delle attività e delle passività									
Voci / Durate residue	DURATA DETERMINATA							DURATA INDETERMINATA	Totale Generale
	a vista	fino a 3 mesi	oltre 3 mesi fino a 12 mesi	oltre 1 anno fino a 5 anni – tasso fisso	oltre 1 anno fino a 5 anni – tasso indicizzato	oltre 5 anni – tasso fisso	oltre 5 anni – tasso indicizzato		
1. Attivo	**3.950.797**	**6.250.402**	**5.677.678**	**6.988.131**	**3.931.507**	**1.881.210**	**3.217.048**	**1.020.888**	**32.917.661**
1.1 Titoli del Tesoro rifinanziabili	0	11.668	35.650	15.698	94.183	481	3.068	0	160.748
1.2 Crediti verso banche	228.313	296.525	251.376	185.000	0	0	13.410	83.662	1.059.286
1.3 Crediti verso clientela	3.598.500	1.883.940	2.030.965	2.214.381	2.368.689	828.195	2.356.875	937.226	16.218.771
1.4 Obbligazioni e altri titoli di debito	1.451	210.950	234.786	155.595	1.195.400	87.712	345.981	0	2.231.855
1.5 Operazioni "fuori bilancio"	121.533	3.847.319	3.124.921	4.417.457	273.235	964.822	497.714	0	13.247.001
2 . Passivo	**9.909.066**	**5.248.646**	**6.019.698**	**5.249.310**	**3.794.596**	**1.038.211**	**891.829**	**22**	**32.151.378**
2.1 Debiti verso banche	517.167	820.165	645.754	547.804	446.738	98.564	10.000	0	2.986.192
2.2 Debiti verso clientela	8.822.271	842.396	112.488	0	5.488	0	42	20	9.782.707
2.3 Debiti rappresentati da titoli									
- obbligazioni	82.910	200.082	1.039.551	645.941	2.716.391	48.208	105.154	0	4.838.237
- certificati di deposito	11.117	131.488	117.069	12.974	3.042	0	0	0	275.690
- altri titoli	107.743	0	0	0	0	0	0	0	107.743
2.4 Passività subordinate	0	0	0	0	332.608	0	681.200	0	1.013.808
2.5 Operazioni "fuori bilancio"	367.858	3.454.515	4.104.835	4.042.591	290.328	891.439	95.433	2	13.247.001

6 – Distribuzione territoriale delle attività e delle passività

Voci / Paesi	30 giugno 2005				31 dicembre 2004				Variazione %			
	Italia	Altri paesi della U.E.	Altri paesi	Totali	Italia	Altri paesi della U.E.	Altri paesi	Totali	Italia	Altri paesi della U.E.	Altri paesi	Totali
1. Attivo	**18.957.187**	**701.925**	**93.623**	**19.752.735**	**18.308.215**	**657.857**	**190.434**	**19.156.506**	**3,5%**	**6,7%**	**-151,5%**	**3,1%**
1.1 Crediti verso banche	871.388	170.288	17.610	1.059.286	906.321	222.628	74.956	1.203.903	-3,9%	-23,5%	-76,5%	-12,0%
1.2 Crediti verso clientela	18.166.667	46.606	3.498	18.216.771	15.516.836	44.753	5.954	15.567.543	4,2%	6,6%	-41,2%	4,2%
1.3 Titoli	1.919.132	483.031	72.515	2.474.678	1.895.058	390.478	109.524	2.385.060	1,8%	23,7%	-33,6%	3,8%
2. Passivo	**17.022.883**	**1.651.733**	**229.761**	**18.904.377**	**18.640.572**	**1.590.952**	**233.023**	**18.464.547**	**2,3%**	**3,8%**	**-1,4%**	**2,4%**
2.1 Debiti verso banche	2.353.615	334.692	197.885	2.886.192	2.365.565	131.017	196.941	2.693.543	-0,5%	155,5%	0,4%	7,2%
2.2 Debiti verso clientela	9.723.124	28.603	31.990	9.782.797	9.768.950	24.453	35.561	9.828.964	-0,5%	14,5%	-11,2%	-0,5%
2.3 Debiti rappresentati da titoli	4.512.614	708.901	265	5.221.870	4.104.258	855.245	265	4.959.768	9,9%	-17,1%	-3,8%	5,3%
2.4 Altri conti	433.330	580.237	241	1.013.808	401.779	580.237	256	982.272	7,8%	0,0%	-5,8%	3,2%
3. Garanzie e impegni	**2.066.342**	**421.628**	**5.437**	**2.493.407**	**1.250.361**	**104.957**	**12.164**	**1.367.482**	**65,3%**	**301,7%**	**-55,3%**	**82,3%**

7 – Attività e passività in valuta

	30 giugno 2005	31 dicembre 2004	Variazione %
7.1) attività	**352.351**	**365.990**	**-3,7%**
1. Crediti verso banche	194.954	226.623	-14,0%
2. Crediti verso clientela	145.819	132.472	10,1%
3. Titoli	5.509	2.726	102,1%
4. Partecipazioni	0	165	-100,0%
5. Altri conti	6.069	4.004	51,6%
7.2) passività	**424.337**	**271.246**	**56,4%**
1. Debiti verso banche	345.202	185.417	86,2%
2. Debiti verso clientela	79.135	85.829	-7,8%
3. Debiti rappresentati da titoli	0	0	0,0%
4. Altri conti	0	0	0,0%

8 – Crediti verso le banche

8.1 Situazione dei crediti per cassa

Categorie / Valori	30 giugno 2005			31 dicembre 2004		
	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	85	26	59	22	7	15
A.1. Sofferenze	0	0	0	0	0	0
A.2. Incagli	0	0	0	0	0	0
A.3. Crediti in corso di ristrutturazione	0	0	0	0	0	0
A.4. Crediti ristrutturati	0	0	0	0	0	0
A.5. Crediti non garantiti verso Paesi a rischio	85	26	59	22	7	15
B. Crediti in bonis	1.059.227	0	1.059.227	1.203.888	0	1.203.888

8.2 Dinamica dei crediti dubbi

Categorie / Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio
A. Esposizione lorda iniziale	**0**	**0**	**0**	**0**	**22**
A.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*94*
B.1. ingressi da crediti in bonis	0	0	0	0	0
B.2. interessi di mora	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	94
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*31*
C.1. uscite verso crediti in bonis	0	0	0	0	0
C.2. cancellazioni	0	0	0	0	0
C.3. incassi	0	0	0	0	31
C.4. realizzi per cessioni	0	0	0	0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0
D. Esposizione lorda finale	**0**	**0**	**0**	**0**	**85**
D.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*

8.3 Dinamica delle rettifiche di valore complessive

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali	0	0	0	0	7	0
A.1. di cui: per interessi di mora	0	0	0	0	0	0
B. Variazioni in aumento	0	0	0	0	19	0
B.1. rettifiche di valore	0	0	0	0	14	0
B.1.1. di cui: per interessi di mora	0	0	0	0	0	0
B.2. utilizzi dei fondi rischi su crediti	0	0	0	0	0	0
B.3 trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	5	0
C. Variazioni in diminuzione	0	0	0	0	0	0
C.1. riprese di valore da valutazione	0	0	0	0	0	0
C.1.1. di cui: per interessi di mora	0	0	0	0	0	0
C.2. riprese di valore da incassi	0	0	0	0	0	0
C.2.1. di cui: per interessi di mora	0	0	0	0	0	0
C.3. cancellazioni	0	0	0	0	0	0
C.4. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0	0
D. Rettifiche complessive finali	0	0	0	0	26	0
D.1. di cui: per interessi di mora	0	0	0	0	0	0

9 – Crediti verso la clientela

9.1 Situazione dei crediti per cassa verso la clientela

Categorie/Valori	30 giugno 2005			31 dicembre 2004		
	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	652.764	271.771	380.993	649.462	252.086	397.376
A.1. Sofferenze	378.731	204.748	173.983	365.548	194.682	170.866
A.2. Incagli	238.881	66.183	172.698	278.940	56.514	222.426
A.3. Crediti in corso di ristrutturazione	0	0	0	0	0	0
A.4. Crediti ristrutturati	34.031	502	33.529	3.424	535	2.889
A.5. Crediti non garantiti verso Paesi a rischio	1.121	336	785	1.550	355	1.195
B. Crediti in bonis	15.081.850	44.077	15.037.773	15.214.218	44.051	15.170.167

La sottovoce A.1 comprende un importo pari a 0,8 milioni di euro relativo a titoli in default di proprietà della Capogruppo, valutati al valore di mercato ed esposti nella situazione semestrale al netto delle svalutazioni effettuate.

La rettifica di valore su crediti in "bonis" corrisponde alle perdite di valore "latenti" relative a tali crediti che per il Gruppo, in considerazione della tipologia di rischio insita nel portafoglio impieghi, non particolarmente concentrato per settore ovvero per paese, possono pressoché interamente ascriversi al c.d. "rischio fisiologico"; tale rischio è coperto tramite una svalutazione forfetaria determinata come segue:

- sono state stimate le presumibili sofferenze dell'anno successivo che in base a serie storiche dovrebbero provenire direttamente dai crediti in "bonis";
- è stata calcolata la percentuale media storica delle perdite su crediti verso clientela verificatesi negli ultimi due anni, rapportando la voce di conto economico "Rettifiche di valore su crediti ed accantonamenti per garanzie ed impegni" (al netto delle relative riprese di valore) all'importo dei crediti in sofferenza "lordi";
- applicando la percentuale media di perdita storica come sopra determinata alle suddette previste sofferenze si ottiene un importo che rappresenta l'ammontare del rischio fisiologico stimabile per la nostra banca alla data di chiusura del periodo.

Si segnala infine che a presidio di eventuali ulteriori rischi su tutte le categorie di crediti sono iscritti alla voce 90 del passivo dello Stato Patrimoniale, in accordo con quanto previsto dalla normativa Banca d'Italia, "Fondi rischi su crediti" che alla data di chiusura del semestre ammontano a 35,5 milioni di euro.

9.2 Dinamica dei crediti dubbi

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio
A. Esposizione lorda iniziale	**365.548**	**278.940**	**0**	**3.424**	**1.550**
A.1. di cui: per interessi di mora	*40.149*	*320*	*0*	*0*	*0*
B. Variazioni in aumento	*71.097*	*149.801*	*0*	*34.031*	*241*
B.1. ingressi da crediti in bonis	15.300	124.713	0	1.836	50
B.2. interessi di mora	5.605	215	0	0	63
B.3. trasferimenti da altre categorie di crediti dubbi	46.347	3.522	0	32.178	10
B.4. altre variazioni in aumento	3.845	21.351	0	17	118
C. Variazioni in diminuzione	*57.914*	*199.860*	*0*	*3.424*	*670*
C.1. uscite verso crediti in bonis	84	24.444	0	0	446
C.2. cancellazioni	32.567	7.763	0	0	0
C.3. incassi	24.383	88.315	0	220	160
C.4. realizzi per cessioni	567	193	0	0	14
C.5. trasferimenti ad altre categorie di crediti dubbi	311	78.533	0	3.204	0
C.6. altre variazioni in diminuzione	2	622	0	0	50
D. Esposizione lorda finale	**378.731**	**228.881**	**0**	**34.031**	**1.121**
D.1. di cui: per interessi di mora	*40.070*	*354*	*0*	*0*	*0*

9.3 – Dinamica delle rettifiche di valore complessive

Categorie/Valori	Sofferenze	Incagli	Crediti in corso di ristrutturazione	Crediti ristrutturati	Crediti non garantiti verso paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali	**194.682**	**56.514**	**0**	**535**	**355**	**44.051**
A.1. di cui: per interessi di mora	*40.149*	*320*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*53.327*	*41.077*	*0*	*155*	*15*	*10.108*
B.1. rettifiche di valore	25.712	38.365	0	71	15	8.891
B.1.1. di cui: per interessi di mora	*3.552*	*113*	*0*	*0*	*0*	*0*
B.2. utilizzi dei fondi rischi su crediti	663	7	0	0	0	7
B.3. trasferimenti da altre categorie di crediti dubbi	24.804	4.560	0	84	0	664
B.4. altre variazioni in aumento	2.148	145	0	0	0	546
C. Variazioni in diminuzione	*43.264*	*41.408*	*0*	*188*	*34*	*10.082*
C.1. riprese di valore da valutazione	1.679	8.704	0	4	17	3213
C.1.1. di cui: per interessi di mora	*201*	*36*	*0*	*0*	*0*	*0*
C.2. riprese di valore da incassi	8.691	5.635	0	0	16	558
C.2.1. di cui: per interessi di mora	*2.475*	*162*	*0*	*0*	*0*	*0*
C.3. cancellazioni	32.251	4.584	0	0	0	85
C.4. trasferimenti ad altre categorie di crediti dubbi	568	22.497	0	184	1	5543
C.6. altre variazioni in diminuzione	77	8	0	0	0	703
D. Rettifiche complessive finali	**204.745**	**56.183**	**0**	**502**	**336**	**44.077**
D.1. di cui: per interessi di mora	*40.070*	*354*	*0*	*0*	*0*	*0*

10 – Crediti verso la clientela garantiti

	30 giugno 2005	31 dicembre 2004	Variazione %
a) da ipoteche	5.391.018	5.015.809	7,5%
b) da pegni su:	273.297	245.226	11,4%
1. depositi di contante	24.297	23.565	3,1%
2. titoli	167.748	142.184	18,0%
3. altri valori	81.252	79.477	2,2%
c) da garanzie di:	2.262.491	2.313.811	-2,2%
1. Stati	0	0	0,0%
2. altri enti pubblici	84	1.929	-95,6%
3. banche	42.678	74.464	-42,7%
4. altri operatori	2.219.729	2.237.418	-0,8%
Totale	**7.926.807**	**7.574.846**	**4,6%**

11 – Crediti verso banche centrali

	30 giugno 2005	31 dicembre 2004	Variazione %
Crediti verso Banca d'Italia	102.751	85.040	20,8%

12 – I titoli

12.1 I titoli immobilizzati

	30 giugno 2005		31 dicembre 2004		Variazione %	
	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato
1 Titoli di debito	**61.529**	**65.216**	61.659	64.650	-0,2%	0,9%
1.1 Titoli di Stato	45.721	48.223	45.727	48.308	0,0%	1,9%
- *quotati*	*45.721*	*49.223*	*45.727*	*48.308*	*0,0%*	*1,9%*
- *non quotati*	*0*	*0*	*0*	*0*	*0,0%*	*0,0%*
1.2 Altri titoli	15.808	15.993	15.932	16.342	-0,8%	-2,1%
- *quotati*	*15.246*	*15.431*	*15.369*	*15.779*	*-0,8%*	*-2,2%*
- *non quotati*	*562*	*562*	*563*	*563*	*-0,2%*	*-0,2%*
2 Titoli di capitale	**0**	**0**	**188**	**188**	-100,0%	-100,0%
- *quotati*	*0*	*0*	*188*	*188*	*-100,0%*	*-100,0%*
- *non quotati*	*0*	*0*	*0*	*0*	*0,0%*	*0,0%*
Totali	**61.529**	**65.216**	**61.847**	**64.838**	**-0,5%**	**0,6%**

Si segnala che la voce "Altri titoli – non quotati" sono compresi titoli "junior" emessi da Findomestic Securitization Vehicle Srl e Master Dolfin Srl e sottoscritti da Findomestic Banca SpA, per un importo complessivamente pari a 0,3 milioni di euro, nell'ambito delle operazioni di cartolarizzazione da quest'ultima effettuate. In proposito si precisa che suddetti i titoli sono iscritti in bilancio al valore di sottoscrizione o di acquisizione ed eventualmente rettificati sulla base del previsto grado di recuperabilità dei rispettivi portafogli ceduti.
Il comparto titoli immobilizzati viene tenuto distinto tramite la gestione separata da parte della procedura informatica di elaborazione elettronica dei dati relativi all'intero portafoglio titoli.

Le differenze tra valore iscritto in bilancio e valore di rimborso alla scadenza dei titoli immobilizzati sono le seguenti:

Descrizione del titolo	Valore di bilancio	Valore di rimborso	Valore di bilancio	Valore di rimborso	Valore di bilancio	Valore di rimborso
BTP 5/09	35.222	35.337	35.207	35.810	0,0%	-1,3%
BTP 11/09	497	500	497	521	0,0%	-4,0%
BTP 11/29	4.882	4.871	4.882	4.377	0,0%	11,3%
BTP 5/08	5.120	5.000	5.141	5.000	-0,4%	0,0%
Totale titoli comunitari quotati	**45.721**	**45.708**	**45.727**	**45.708**	**0,0%**	**0,0%**
Argentina 2005 fm	788	2.841	800	2.841	-1,5%	0,0%
Argentina 2009 step down	286	1.033	301	1.033	-5,0%	0,0%
Argentina 1998/2010	118	417	123	417	-4,1%	0,0%
Titoli di stato non comunitari quotati	**1.192**	**4.291**	**1.224**	**4.291**	**-2,6%**	**0,0%**
Centrobanca 1999/2019 ind	273	276	273	276	0,0%	0,0%
Sanpaolo IMI 1999/2019 ind	1.249	1.252	1.249	1.252	0,0%	0,0%
Crediop fiz rev 1999/2019	383	389	383	389	0,0%	0,0%
Nextra azioni Paesi emergenti	210	258	188	258	11,7%	0,0%
Mediobanca 27/01/2008	11.939	12.294	11.875	12.266	0,5%	0,2%
Altri titoli quotati	**14.054**	**14.469**	**13.968**	**14.441**	**0,6%**	**0,2%**
Bimer tassi alternati 245	258	258	258	258	0,0%	0,0%
Findomestic Securitization Vehicle	129	129	129	129	0,0%	0,0%
Master Dolfin	175	175	175	175	0,0%	0,0%
Credito Fondiario della Liguria 2006	0	0	37	37	-100,0%	-100,0%
Credito Fondiario della Liguria 2007 10,50 TF	0	0	261	261	-100,0%	-100,0%
Credito Fondiario della Liguria 2007 11,50 TF	0	0	68	68	-100,0%	-100,0%
Altri titoli non quotati	**562**	**562**	**929**	**929**	**-39,4%**	**-39,4%**
Totale titoli immobilizzati	**61.529**	**65.030**	**61.847**	**65.368**	**-0,5%**	**-0,5%**

12.2 Variazioni annue dei titoli immobilizzati

A. Esistenze iniziali			**61.847**
B. Aumenti			**82**
B1. Acquisti		0	
B2. Riprese di valore		0	
B3. Trasferimenti dal portafoglio non immobilizzato		0	
B4. Altre variazioni		82	
C. Diminuzioni			**400**
C1. Vendite		0	
C2. Rimborsi		0	
C3. Rettifiche di valore		0	
di cui: svalutazioni durature	0		
C4. Trasferimenti al portafoglio non immobilizzato		366	
C5. Altre variazioni		34	
D. Rimanenze finali			**61.529**

12.3 Titoli non immobilizzati

	30 giugno 2005		31 dicembre 2004		Variazioni %	
	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato
1 Titoli di debito	**2.331.073**	**2.341.223**	**2.258.728**	**2.258.829**	**3,2%**	**3,6%**
1.1 Titoli di Stato	1.165.168	1.165.047	1.124.261	1.124.261	3,6%	3,6%
- *quotati*	*1.163.242*	*1.163.121*	*1.122.185*	*1.122.185*	*3,7%*	*3,6%*
- *non quotati*	*1.926*	*1.926*	*2.076*	*2.076*	*-7,2%*	*-7,2%*
1.2 Altri titoli	1.165.905	1.178.176	1.134.465	1.134.568	2,8%	3,7%
- *quotati*	*813.988*	*814.084*	*859.645*	*859.645*	*-5,3%*	*-5,3%*
- *non quotati*	*351.917*	*362.092*	*274.820*	*274.923*	*28,1%*	*31,7%*
2 Titoli di capitale	**82.075**	**82.538**	**64.487**	**64.921**	**27,3%**	**27,1%**
- *quotati*	*51.273*	*51.273*	*38.250*	*38.250*	*34,0%*	*34,0%*
- *non quotati*	*30.802*	*31.265*	*26.237*	*26.671*	*17,4%*	*17,2%*
Totali	**2.413.148**	**2.423.761**	**2.323.213**	**2.323.750**	**3,9%**	**4,3%**

12.4 Variazioni annue dei titoli non immobilizzati

A. Esistenze iniziali			**2.323.213**
B. Aumenti			**14.626.343**
B1. Acquisti		14.581.395	
Titoli di debito: titoli di Stato		*12.458.138*	
Titoli di debito: altri titoli		*1.142.045*	
Titoli di capitale		*981.212*	
B2. Riprese di valore		9.971	
B3. Trasferimenti dal portafoglio non immobilizzato		366	
B4. Altre variazioni		34.611	
C. Diminuzioni			**14.536.408**
C1. Vendite		14.528.550	
Titoli di debito: titoli di Stato		*12.422.002*	
Titoli di debito: altri titoli		*1.137.125*	
Titoli di capitale		*969.423*	
C2. Rimborsi		0	
C3. Rettifiche di valore		3.784	
di cui: svalutazioni durature	*0*		
C4. Trasferimenti al portafoglio non immobilizzato		0	
C5. Altre variazioni		4.074	
D. Rimanenze finali			**2.413.148**

12 bis – Le immobilizzazioni materiali ed immateriali

12 bis 1. Variazioni annue delle immobilizzazioni materiali

A. Esistenze iniziali			**311.861**
B. Aumenti			**19.924**
B1. Acquisti		0	
B2. Riprese di valore		0	
B3. Rivalutazioni		1.049	
B4. Altre variazioni		18.875	
C. Diminuzioni			**29.531**
C1. Vendite		4.037	
C2. Rettifiche di valore		11.453	
a) ammortamenti	11.453		
b) svalutazioni durature	0		
C3. Altre variazioni		14.041	
D. Rimanenze finali			**302.254**
E. Rivalutazioni totali			**256.404**
F. Rettifiche totali:			**225.058**
a) ammortamenti		225.039	
b) svalutazioni durature		19	

12 bis 2. Variazioni annue delle immobilizzazioni immateriali

A. Esistenze iniziali			**45.905**
B. Aumenti			**11.005**
B1. Acquisti		10.773	
B2. Riprese di valore		0	
B3. Rivalutazioni		0	
B4. Altre variazioni		232	
C. Diminuzioni			**14.807**
C1. Vendite		0	
C2. Rettifiche di valore		14.807	
a) ammortamenti	14.807		
b) svalutazioni durature	0		
C3. Altre variazioni		0	
D. Rimanenze finali			**42.103**
E. Rivalutazioni totali			**0**
F. Rettifiche totali:			**173.907**
a) ammortamenti		173.907	
b) svalutazioni durature		0	

12 ter – Le altre voci dell'attivo

12 ter 1. Composizione della voce 150 – Altre attività

	30 giugno 2005	31 dicembre 2004	Variazione %
Scritture viaggianti fra filiali per operazioni regolate dopo la chiusura dell'esercizio o periodo	54.431	52.488	3,7%
Assegni di conto corrente tratti sull'azienda e su terzi	78.055	60.809	28,4%
Conti debitori della gestione concessione e riscossione tributi	179.917	263.599	-31,7%
Partite transitorie liquidate nell'esercizio o periodo successivo	28.987	53.517	-45,8%
Conti debitori presso dipendenze	9.072	7.729	17,4%
Crediti d'imposta verso l'erario	178.855	225.749	-20,8%
Altre partite	234.842	254.781	-7,8%
Totale altre attività	**764.159**	**918.672**	**-16,8%**

La voce "Altre partite" comprende importi la cui sistemazione avviene prevalentemente nei primi giorni dell'esercizio o periodo successivo.

12 ter 1.a) Composizione dei crediti d'imposta verso l'erario

	30 giugno 2005	31 dicembre 2004	Variazione %
Credito d'imposta per imposte anticipate	62.295	65.332	-4,6%
Acconti IRES ed IRAP dell'esercizio in corso	46.615	90.062	-48,2%
Acconti per imposte indirette	21.408	19.786	8,2%
Acconti ritenute su interessi e compensi	8.172	4.050	101,8%
Credito d'imposta in conto interessi	9.939	9.610	3,4%
Credito d'imposta in conto capitale	21.264	19.925	6,7%
Credito d'imposta per l'anticipo sul trattamento di fine rapporto (Legge n.140/1997)	6.195	6.820	-9,2%
Crediti di imposta su ritenute di depositi a risparmio e conti correnti	1.420	1.455	-2,4%
Aaltri crediti verso l'erario	1.549	8.709	-82,2%
Totale crediti d'imposta l'erario	**178.855**	**225.749**	**-20,8%**

12 ter 2. Composizione della voce 160 – Ratei e risconti attivi

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Ratei attivi	121.345	117.956	2,9%
- *su conti correnti e finanziamenti a clientela ordinaria*	26.883	26.239	2,5%
- *su mutui*	11.333	11.950	-5,2%
- *su titoli*	58.242	60.621	-3,9%
- *su operazioni in valuta*	1.536	1.514	1,5%
- *su depositi presso Banca d'Italia per riserva obbligatoria*	247	251	-1,6%
- *su depositi e conti correnti presso banche*	9.654	5.256	88,1%
- *su polizze pegni*	328	339	-3,2%
- *su altri ricavi*	12.892	11.786	9,4%
b) Risconti attivi	59.408	49.870	19,1%
- *su fitti passivi*	936	1.018	-8,1%
- *per scarto collocamento nostre obbligazioni*	2.194	2.007	9,3%
- *su assicurazioni*	6.949	1.918	262,3%
- *su altri costi*	49.329	44.927	9,8%
Totale ratei e risconti attivi	**180.753**	**167.826**	**7,7%**

12 quater – I debiti

12 quater 1. Composizione dei debiti verso le banche (voce 10 del passivo)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Debiti verso le banche a vista	351.813	574.639	-38,8%
- *depositi liberi*	329.278	516.152	-36,2%
- *conti correnti di corrispondenza*	22.535	58.487	-61,5%
b) Debiti verso le banche a termine	2.534.379	2.118.904	19,6%
- *depositi vincolati*	1.100.704	247.950	343,9%
- *altre sovvenzioni*	1.433.675	1.870.954	-23,4%
Totale debiti verso le banche	**2.886.192**	**2.693.543**	**7,2%**

12 quater 2. Composizione dei debiti verso clientela (voce 20 del passivo)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Debiti verso clientela a vista	8.816.489	8.814.752	0,0%
- *depositi a risparmio liberi*	662.441	700.372	-5,4%
- *conti correnti*	8.154.048	8.114.380	0,5%
b) Debiti verso clientela a termine o con preavviso	966.218	1.014.213	-4,7%
- *depositi a risparmio vincolati*	1.376	1.373	0,2%
- *conti correnti vincolati*	52	551	-90,6%
- *pronti contro termine passivi*	670.321	1.002.258	-33,1%
- *altri rapporti a termine*	294.469	10.031	*n.s.*
Totale debiti verso la clientela	**9.782.707**	**9.828.965**	**-0,5%**

12 quater 3. Composizione dei debiti rappresentati da titoli (voce 30 del passivo)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) obbligazioni	4.838.236	4.582.468	5,6%
b) certificati di deposito	275.690	296.492	-7,0%
- *certificati di deposito non scaduti*	265.816	278.701	-4,6%
- *certificati di deposito scaduti da rimborsare*	9.874	17.791	-44,5%
c) altri titoli	107.744	80.808	33,3%
Totale debiti rappresentati da titoli	**5.221.670**	**4.959.768**	**5,3%**

12 quinquies – Le altre voci del passivo

12 quinquies 1. Composizione della voce 50 – Altre passività

	30 giugno 2005	31 dicembre 2004	Variazione %
Scritture viaggianti fra filiali per operazioni regolate dopo la chiusura dell'esercizio o periodo	45.907	45.875	0,1%
Rettifiche per portafoglio Salvo Buon Fine e Dopo Incasso	141.182	141.029	0,1%
Conti creditori della gestione concessione e riscossione tributi	71.774	114.235	-37,2%
Importi da versare all'erario per conto terzi	21.518	19.878	8,3%
Debiti verso l'erario	9.431	4.601	105,0%
Somme a disposizione della clientela	49.120	46.092	6,6%
Conti creditori presso dipendenze	28.946	21.627	33,8%
Creditori per operazioni sull'estero	11.564	5.792	99,7%
Competenze e contributi relativi al personale da erogare	49.531	46.077	7,5%
Partite transitorie regolate nell'esercizio o periodo successivo	21.351	37.735	-43,4%
Fornitori e fatture da ricevere	69.287	35.617	94,5%
Enti Previdenziali per contributi da versare nell'esercizio o periodo successivo	4.153	4.897	-15,2%
Bonifici su base monetaria in attesa di regolamento	123.763	110.296	12,2%
Altre partite	233.210	231.281	0,8%
Totale altre passività	**[illegible].737**	**865.032**	**1,8%**

Il notevole incremento registrato nella voce "Fornitori e fatture da ricevere" è quasi interamente dovuto all'aumento di fatture da ricevere del Gruppo Findomestic per intermediazioni varie.

12 quinquies 2. Composizione della voce 60 – Ratei e risconti passivi

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Ratei passivi	116.348	107.815	8,1%
- su obbligazioni	*76.720*	*78.283*	*-2,0%*
- su contratti derivati di copertura	*11.048*	*10.554*	*4,7%*
- su operazioni in valuta	*1.126*	*504*	*123,8%*
- su certificati di deposito	*3.105*	*1.653*	*87,8%*
- su rapporti con banche	*478*	*325*	*46,5%*
- su altre operazioni	*23.869*	*16.296*	*46,5%*
b) Risconti passivi	39.046	38.766	0,7%
- su portafoglio sconto	*1.873*	*2.061*	*-9,1%*
- su commissioni per crediti di firma	*1.867*	*1.626*	*14,8%*
- su altre operazioni	*35.306*	*35.079*	*0,6%*
Totale ratei e risconti passivi	**155.392**	**146.381**	**6,2%**

13 – Garanzie e impegni

13.1 Garanzie (voce 10 delle garanzie ed impegni)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) crediti di firma di natura commerciale	354.330	339.216	4,5%
b) crediti di firma di natura finanziaria	449.120	387.038	16,0%
c) attività costituite in garanzia	27	30	-10,0%
Totale garanzie	**803.477**	**726.284**	**11%**

13.2 Impegni (voce 20 delle garanzie ed impegni)

	30 giugno 2005	31 dicembre 2004	Variazione %
a) Impegni a erogare fondi a utilizzo certo	993.805	762.501	30,3%
b) impegni a erogare fondi a utilizzo incerto	696.126	115.969	500,3%
Totale impegni	**1.[illegible].931**	**878.470**	**92,4%**

Il forte incremento degli impegni concessi alla clientela per margini su linee di credito è da attribuire in primo luogo a operazioni in derivati – vendite put di bond option eseguite da Banca CR Firenze per 327 milioni di euro - e alle nuove disposizioni di Banca d'Italia per la loro rilevazione: infatti se tale normativa fosse stata applicata anche ai dati segnalati al 31 dicembre 2004 gli impegni sarebbero stati pari a 1.100 milioni di euro.

14 – Margini attivi utilizzabili su linee di credito

	30 giugno 2005	31 dicembre 2004	Variazione %
a) banche centrali			
- riserva obbligatoria mobilizzabile alla data di chiusura dell'esercizio o periodo	56.585	47.076	20,2%
b) altre banche			
- linee di credito concesseci da banche	808.611	930.174	-13,1%
Margini attivi utilizzabili su linee di credito	**865.196**	**977.250**	**-11,5%**

15 – Operazioni a termine

	Di copertura	Di negoziazione	Altre operazioni	Totali
1. Compravendite				
1.1 Titoli				
- acquisti	0	319.374	0	319.374
- vendite	0	181.478	0	181.478
1.2 Valute				
- valute contro valute	0	6.119	0	6.119
- acquisti contro euro	2.533	235.270	0	237.803
- vendite contro euro	500	151.625	0	152.125
2. Depositi e finanziamenti				
- da erogare	0	210	76.551	76.761
- da ricevere	0	1.449	107.240	108.689
3. Contratti derivati				
3.1 Con scambio di capitali				
a) titoli				
- acquisti	0	541.178	18.323	559.501
- vendite	66.657	506.293	0	572.950
b) valute				
- valute contro valute	0	0	0	0
- acquisti contro euro	0	27.357	0	27.357
- vendite contro euro	0	28.458	0	28.458
c) altri valori				
- acquisti	0	0	0	0
- vendite	0	0	0	0
3.2 Senza scambio di capitali				
a) valute				
- valute contro valute	0	0	0	0
- acquisti contro euro	0	0	0	0
- vendite contro euro	0	0	0	0
b) altri valori				
- acquisti	1.481.356	4.076.263	6.000	5.563.619
- vendite	1.835.898	4.064.632	529.171	6.429.701
Totale operazioni a termine	**3.386.944**	**10.139.706**	**737.285**	**14.263.935**

15 bis – Contratti derivati su crediti

	Di negoziazione	Altre operazioni	Totali
1. Acquisti di protezione	0	0	0
1.1 Con scambio di capitali	0	0	0
1.2 Senza scambio di capitali	0	0	0
2. Vendite di protezione	8.987	0	8.987
2.1 Con scambio di capitali	0	0	0
2.2 Senza scambio di capitali	8.987	0	8.987
Totale contratti derivati su crediti	**8.987**	**0**	**8.987**

L'importo esposto nella Tabella 15 bis è interamente riferito ad un'operazione effettuata con primaria clientela, alla quale l'agenzia Moody's ha assegnato rating A1 e non è pertanto necessaria la rilevazione di accantonamenti in bilancio.

16 – Attività e passività verso imprese del Gruppo

	30 giugno 2005	31 dicembre 2004	Variazione %
16.1 - Attività	**75.257**	**64.890**	**16,0%**
a) crediti verso banche	0	0	0,0%
b) crediti verso enti finanziari	0	0	0,0%
c) crediti verso altra clientela	35.150	21.990	59,8%
di cui: subordinati	*14.151*	11.200	*26,3%*
d) obbligazioni e altri titoli di debito	40.107	42.900	-6,5%
16.2 - Passività	**465.578**	**511.336**	**-8,9%**
a) debiti verso banche	0	0	0,0%
b) debiti verso enti finanziari	9.915	12.306	-19,4%
c) debiti verso altra clientela	57.929	49.652	16,7%
d) debiti rappresentati da titoli	397.734	449.378	-11,5%
e) passività subordinate	0	0	0,0%
16.3 - Garanzie e impegni	**57.699**	**58.245**	**-0,9%**
1) garanzie rilasciate	7.699	8.245	-6,6%
2) impegni	50.000	50.000	0,0%
16.4 - Attività verso imprese collegate	**361.743**	451.537	**-30,6%**
Centro Leasing SpA	237.350	307.194	-22,7%
Centro Factoring SpA	124.393	144.343	-13,8%

17 – Gestioni patrimoniali

	30 giugno 2005	31 dicembre 2004	Variazione %
1. titoli emessi dalla banca che redige il bilancio	32.000	32.026	-0,1%
2. altri titoli	3.368.893	3.072.667	9,6%
Totale gestioni patrimoniali	**3.400.893**	**3.104.693**	**9,5%**

18 – Patrimonio e requisiti prudenziali di Vigilanza

	30 giugno 2005	31 dicembre 2004	Variazione %
A. Patrimonio di vigilanza			
A.1 Patrimonio di base (tier 1)	993.021	993.632	0,0%
A.2 Patrimonio supplementare (tier 2)	892.995	901.375	-0,9%
A.3 Elementi da dedurre	-90.053	-89.747	0,3%
A.4 Patrimonio di vigilanza	1.796.763	1.805.260	-0,5%
B. Requisiti prudenziali di vigilanza			
B.1 Rischi di credito	1.443.677	1.400.266	3,1%
B.2 Rischi di mercato	71.033	71.961	-1,3%
di cui:			
- rischi del portafoglio non immobilizzato	*71.033*	*71.961*	*-1,3%*
- rischi di cambio	*0*	*0*	*0,0%*
B.2.1 Prestiti subordinati di terzo livello	*30.000*	*30.000*	*0,0%*
B.3 Altri requisiti prudenziali	14.632	15.572	-6,0%
B.4 Totale requisiti prudenziali	1.529.342	1.487.799	2,8%
C. Attività di rischio e coefficenti di vigilanza			
C.1 Attività di rischio ponderate	19.116.775	18.597.488	2,8%
C.2 Patrimonio di base/Attività di rischio ponderate	*5,20%*	*5,34%*	*-0,14%*
C.3 Patrimonio di vigilanza/Attività di rischio ponderate	9,56%	9,87%	-0,31%

18.1 Passività subordinate

	Dettaglio voce 110 "Prestiti subordinati"	società emittente	valore nominale	valore computabile nel Patrimonio Vigilanza	data di emissione	data di scadenza	tasso di interesse contrattuale
a)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	144.500	88.700	mar-98	mar-08	Euribor a 6 mesi - 0,4 %
b)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	78.000	31.030	giu-01	giu-08	Euribor a 6 mesi
c)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	50.000	38.878	lug-02	lug-09	Euribor a 6 mesi
d)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	30.000	29.767	feb-03	feb-10	Euribor a 6 mesi
e)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	23.000	22.374	feb-04	mar-11	Euribor a 3 mesi + 0,3%
f)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	40.000	38.941	lug-04	lug-11	Euribor a 6 mesi
g)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	150.000	150.000	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
h)	Prestito obbligazionario subordinato di secondo livello	Banca CRF	16.200	16.200	mag-05	mag-15	Euribor a 6 mesi + 35 b.p.
i)	Strumento ibrido di patrimonializzazione	Banca CRF	200.000	200.000	giu-02	giu-12	Euribor a 6 mesi + 1,40%
l)	Strumento ibrido di patrimonializzazione	Banca CRF	200.000	200.000	giu-03	giu-13	Euribor a 6 mesi + 0,95%
m)	Prestito obbligazionario subordinato di terzo livello	Banca CRF	30.000	0	dic-03	dic-08	Euribor a 6 mesi + 34 b.p.
n)	Prestito obbligazionario subordinato di secondo livello	Findomestic Banca	35.000	36.000	giu-03	giu-13	Euribor a 6 mesi + 0,6%
o)	Prestito obbligazionario subordinato di secondo livello	CR Orvieto	17.000	17.300	gen-05	gen-12	Euribor a 6 mesi - 0,1%
	Totale Passività subordinate		**1.013.888**	**868.490**			

18.2 Differenze positive di consolidamento (voce 90 dell'attivo)

Saldo iniziale	**258.797**
Incremento per l'acquisto del 9% del capitale della Cassa di Risparmio di Pistoia e Pescia	15.258
Ammortamento del periodo	-20.492
Altre variazioni	-28
Saldo finale	**253.535**

18.3 Patrimonio di pertinenza di terzi (voce 140 del passivo)

Saldo iniziale	**208.862**
Decremento per l'acquisto del 9% del capitale della Cassa di Risparmio di Pistoia e Pescia	-16.358
Elisione dei dividendi di pertinenza di terzi delle società consolidate coi metodi integrale e proporzionale	-12.543
Risultati del periodo di pertinenza di terzi delle società consolidate coi metodi integrale e proporzionale	9.233
Altre variazioni del patrimonio di terzi delle società consolidate coi metodi integrale e proporzionale	-900
Variazione del patrimonio di terzi di società consolidate con il metodo del patrimonio netto	-258
Saldo finale	**187.831**

19 – I fondi

19.1 Trattamento di fine rapporto subordinato

Saldo iniziale	**172.742**
- accantonamento per adeguamento ai diritti maturati alla chiusura del periodo	11.429
- altre variazioni in aumento	1.069
- utilizzo per pagamento indennità di fine rapporto liquidate nel semestre	-7.010
- altre variazioni in diminuzione	-2.611
Saldo finale	**175.619**

19.2 Composizione della voce 90 "Fondo rischi su crediti"

	30 giugno 2005	31 dicembre 2004	Variazione %
Fondi rischi su crediti della Capogruppo	27.500	17.500	57,1%
Fondi rischi su crediti di pertinenza del Gruppo	3.364	2.456	37,0%
Fondi rischi su crediti di pertinenza di terzi	4.634	4.759	-2,6%
Totale fondi rischi su crediti	**35.498**	**24.715**	**43,6%**

19.3 Variazioni annue dei Fondi rischi su crediti

A) Esistenze iniziali		**24.715**
B) Aumenti		**15.522**
B1. Accantonamenti	15.522	
B2. Altre variazioni	0	
C) Diminuzioni		**4.739**
C1. Utilizzi	3.797	
C2. Altre variazioni	942	
D) Rimanenze finali		**35.498**

19.4 Variazioni annue dei fondi per rischi e oneri

a) Fondi di quiescenza e per obblighi simili	
Saldo iniziale	**170.445**
- accantonamenti	4.556
- altre variazioni in aumento	163
- utilizzi	-2.511
- altre variazioni in diminuzione	-327
Saldo finale	**172.326**
b) Fondi imposte e tasse	
Saldo iniziale	**125.990**
- accantonamenti	59.316
- altre variazioni in aumento	830
- utilizzi	-104.255
- altre variazioni in diminuzione	-2.625
Saldo finale	**79.256**
c) Altri Fondi per rischi ed oneri	
Saldo iniziale	**77.657**
- accantonamenti	15.728
- altre variazioni in aumento	2.808
- utilizzi	-5.513
- altre variazioni in diminuzione	-5.534
Saldo finale	**85.145**

19.4 a) Dettaglio della voce "Altri fondi per rischi e oneri"

	Saldo iniziale	Incrementi	Decrementi	Saldo finale
Fondo per garanzie e impegni per:	8.255	1.908	1.031	9.132
Crediti cartolarizzati	*6.008*	*1.214*	*967*	6.255
Crediti di firma	*2.186*	*479*	*3*	2.662
Operazioni fuori bilancio di pertinenza del Fondo Integrativo Pensioni	*61*	*215*	*61*	215
Fondi per rischi e oneri diversi	36.993	6.696	4.339	39.350
Fondo oneri per il personale	31.495	5.196	1.779	34.912
Fondo per gli scopi determinati dall'Assembela	914	1.555	718	1.751
Totale altri fondi per rischi ed oneri	**77.657**	**15.355**	**7.867**	**85.145**

Note esplicative ed integrative

Informazioni sul conto economico

1- La composizione degli interessi

	30 giugno 2005	30 giugno 2004	Variazione %
1.1 Composizione della voce 10 "Interessi attivi e proventi assimilati"	**509.144**	**480.355**	**6,0%**
a) su crediti verso banche	9.316	12.012	-22,4%
- di cui: su crediti verso banche centrali	1.886	1.782	5,8%
b) su crediti verso clientela	472.105	441.166	7,0%
- di cui: su crediti con fondi di terzi in amministrazione	0	5	-100,0%
c) su titoli di debito	27.155	26.653	1,9%
d) altri interessi attivi	568	524	8,4%
1.2 Composizione della voce 20 "Interessi passivi e oneri assimilati"	**148.744**	**146.235**	**1,7%**
a) su debiti verso banche	32.846	25.465	29,0%
b) su debiti verso clientela	41.445	42.395	-2,2%
c) su debiti rappresentati da titoli di cui:	61.212	57.481	6,5%
- su certificati di deposito	2.257	3.549	-36,4%
d) su fondi di terzi in amministrazione	0	0	0,0%
e) su passività subordinate	13.118	13.655	-3,9%
f) saldo negativo dei differenziali su operazioni di "copertura"	123	7.206	-98,3%
g) altri interessi passivi	0	33	-100,0%

2 – Il dettaglio degli interessi

	30 giugno 2005	30 giugno 2004	Variazione %
2.1 Interessi attivi e proventi assimilati su attività in valuta	**2.817**	**5.551**	**-49,3%**
- banche	824	1.587	-48,1%
- clientela ordinaria	1.993	3.248	-38,6%
- titoli in valuta	0	716	-100,0%
2.2 Interessi passivi e oneri assimilati su passività in valuta	**5.644**	**2.739**	**106,1%**
- banche	5.215	2.572	102,8%
- clientela ordinaria	429	167	156,9%

3 – Le commissioni

	30 giugno 2005	30 giugno 2004	Variazione %
3.1 Composizione della voce 40 "Commissioni attive"	**179.404**	**180.936**	**-0,8%**
a) garanzie rilasciate	3.365	3.272	2,8%
b) derivati su crediti	80	0	*100,0%*
c) servizi di gestione, intermediazione e consulenza:	79.379	64.873	22,4%
1. negoziazione di titoli	*956*	*130*	*635,4%*
2. negoziazione di valuta	*1.646*	*1.591*	*3,5%*
3. gestioni patrimoniali	*35.836*	*30.312*	*18,2%*
3.1 individuali	*8.295*	*8.016*	*3,5%*
3.2 collettive	*27.541*	*22.296*	*23,5%*
4. custodia e amministrazione di titoli	*1.955*	*1.735*	*12,7%*
5. banca depositaria	*514*	*1.054*	*-51,2%*
6. collocamento titoli	*2.826*	*5.288*	*-46,6%*
7. raccolta ordini	*2.759*	*2.425*	*13,8%*
8. attività di consulenza	*0*	*0*	*0,0%*
9. distribuzione di servizi di terzi	*32.887*	*22.338*	*47,2%*
9.1 gestioni patrimoniali	*200*	*294*	*-32,0%*
9.1.1 individuali	*200*	*294*	*-32,0%*
9.1.2 collettive	*0*	*0*	*0,0%*
9.2 prodotti assicurativi	*17.275*	*16.099*	*7,3%*
9.3 altri prodotti	*15.412*	*5.945*	*159,2%*
d) servizi di incasso e pagamento	37.809	38.596	-1,8%
e) servizi di servicing per operazioni di cartolarizzazione	9.702	10.615	-8,6%
f) esercizio di esattorie e ricevitorie	9.943	19.489	-49,0%
g) altri servizi	39.026	44.091	-11,5%

	30 giugno 2005	30 giugno 2004	Variazione %
3.2 Composizione della voce 50 "Commissioni passive"	**43.559**	**42.070**	**3,5%**
a) garanzie ricevute	273	236	15,7%
b) derivati su crediti	0	0	0,0%
c) servizi di gestione e intermediazione e consulenza	11.590	9.700	19,5%
1. negoziazione di titoli	*583*	*489*	*19,2%*
2. negoziazione di valute	*13*	*22*	*-40,9%*
3. gestioni patrimoniali	*3.756*	*3.664*	*2,5%*
3.1 portafoglio proprio	*3.679*	*3.564*	*3,2%*
3.2 portafoglio terzi	*77*	*100*	*-23,0%*
4. custodia e amministrazione di titoli	*585*	*632*	*-7,4%*
5. collocamento di titoli	*2.570*	*2.306*	*11,4%*
6. offerta fuori sede di titoli, prodotti e servizi	*4.083*	*2.587*	*57,8%*
d) servizi di incasso e pagamento	8.279	7.822	5,8%
e) altri servizi	23.417	24.312	-3,7%

4 – La composizione dei profitti (perdite) da operazioni finanziarie

	30 giugno 2005			30 giugno 2004			Variazione %		
Voci/Operazioni	Operazioni su titoli	Operazioni su valute	Altre operazioni	Operazioni su titoli	Operazioni su valute	Altre operazioni	Operazioni su titoli	Operazioni su valute	Altre operazioni
A 1 Rivalutazioni	7.869	0	137	3.944	0	96	99,5%	0,0%	0,0%
A 2 Svalutazioni	-3.538	0	-4	-2.580	0	-105	37,1%	0,0%	0,0%
B Altri profitti/perdite	6.184	5.447	2.360	9.524	3.549	6.307	-35,1%	53,5%	-62,6%
Totali	**10.515**	**5.447**	**2.493**	**10.888**	**3.549**	**6.298**	**-3,4%**	**53,5%**	**-60,4%**
Totale voce 60 del conto economico		**18.455**			**20.735**			**-11,0%**	

4 bis.1 Composizione della voce 70 "Altri proventi di gestione"

	30 giugno 2005	30 giugno 2004	Variazione %
Fitti attivi su immobili	967	1.068	-9,5%
Recupero bolli da clientela su documenti contabili	29.089	21.279	36,8%
Recupero spese di tenuta conto su saldi creditori	25.614	29.557	-13,3%
Altri recuperi di spese da clientela	8.708	5.206	67,3%
Proventi di commesse software	12.871	8.905	44,5%
Proventi diversi	1.320	3.727	-64,6%
Totale	**78.549**	**69.742**	**12,6%**

4 bis.2 Composizione della voce 110 "Altri oneri di gestione"

	30 giugno 2005	30 giugno 2004	Variazione %
Oneri per acquisizione affari e servizi	1.506	1.183	27,3%
Retrocessioni e abbuoni alla clientela	266	148	79,7%
Oneri per acquisizione affari e servizi per riscossione tributi	111	587	-81,1%
Oneri diversi	6.777	11.565	-41,4%
Totale	**8.660**	**13.483**	**-35,8%**

4 ter.3 Composizione della voce 80 b) "Altre spese amministrative"

	30 giugno 2005	30 giugno 2004	Variazione %
1) Costi delle tecnologie e outsorcing	**25.401**	**23.330**	**8,9%**
1.1) Canoni, licenze d'uso e spese di manutenzione software	7.232	6.265	15,4%
1.2) Canoni e spese di manutenzione hardware	2.742	2.977	-7,9%
1.3) Servizi di Information technology in outsorcing	10.439	9.695	7,7%
1.4) Costi servizi telematici	4.988	4.393	13,5%
2) Gestione immobili e impianti	**13.906**	**13.713**	**1,4%**
2.1) Fitti passivi su immobili	9.347	8.208	13,9%
2.2) Manutenzione immobili in locazione	621	492	26,2%
2.3) Manutenzione immobili di proprietà	1.884	1.528	23,3%
2.4) Arredi, impianti e altri costi	2.054	3.485	-41,1%
3) Spese generali	**49.704**	**43.773**	**13,6%**
3.1) Spese postali e di recapito	12.353	10.311	19,8%
3.2) Materiali di consumo	2.250	2.070	8,7%
3.3) Contazione denaro	945	659	43,4%
3.4) Trasporti e facchinaggio	3.538	3.153	12,2%
3.5) Forniture generali	8.211	7.386	11,2%
3.6) Pulizia	3.193	3.021	5,7%
3.7) Vigilanza	1.276	1.469	-13,1%
3.8) Compensi amministratori e sindaci	2.114	2.021	4,6%
3.9) Prestazione per servizi accentrati	7.213	6.635	8,7%
3.10) Spese di notifica e stampa cartelle esattoriali	872	1.855	-53,0%
3.11) Altre spese generali	7.829	5.193	50,8%
4) Costi professionali e assicurativi	**13.062**	**14.313**	**-8,7%**
4.1) Consulenze	5.095	4.674	9,0%
4.2) Spese legali, notarili e visure	3.419	3.173	7,8%
4.3) Premi assicurazioni	4.360	4.395	-0,8%
4.4) Altri costi	188	2.071	-90,9%
5) Marketing e pubblicità	**14.975**	**14.085**	**6,3%**
5.1) Comunicazione esterna	4.650	3.897	19,3%
5.2) Quote associative	1.124	1.264	-11,1%
5.3) Abbonamento e acquisto riviste	235	253	-7,1%
5.4) Altre spese residuali	8.966	8.671	3,4%
6) Imposte indirette e tasse	**32.635**	**28.333**	**15,2%**
6.1) Imposta di bollo	23.694	19.818	19,6%
6.2) Imposta sostitutiva ex DPR 601/1973	5.461	4.905	11,3%
6.3) Imposta comunale sugli immobili	833	843	-1,2%
6.4) Altre imposte e tasse	2.647	2.767	-4,3%
Totale voce 80 b "Altre spese amministrative"	**149.773**	**137.547**	**8,9%**

Gli incrementi delle sottovoci "Fitti passivi su immobili" e "Manutenzione immobili in locazione" sono legati all'apertura di 10 nuovi spazi finanziari rispetto al 30 giugno 2004.
L'incremento della sottovoce "Spese postali e di recapito" deriva dai maggiori costi sostenuti per l'invio alla clientela dei prospetti relativi ad informativa varia.

5 – I proventi e gli oneri straordinari

5.1 Proventi straordinari

	30 giugno 2005	30 giugno 2004	Variazione %
Utili da realizzi di partecipazioni	10.460	7.766	34,8%
Utilizzo del Fondo rischi su crediti per l'incasso di interessi di mora	0	2.540	-100,0%
Utili da realizzi di immobili	512	897	-42,9%
Utili da realizzi di altre immobilizzazioni materiali	18	15	20,0%
Proventi diversi	8	97	-91,8%
Sopravvenienze attive	3.266	1.552	110,4%
Totale	**14.272**	**12.867**	10,9%

L'incremento della voce "Utili da realizzi di partecipazioni" è quasi interamente imputabile alla cessione della partecipazione detenuta in Fondiaria-Sai S.p.A.
Si ricorda che a partire dall'1/1/2005 gli incassi di interessi di mora vengono rilevati tra le riprese di valore su crediti.
Infine il "Fondo rischi su crediti per interessi di mora" è stato chiuso a "Fondo rettificativi su crediti in quanto i crediti per interessi di mora vengono interamente svalutati.

5.2 Oneri straordinari

	30 giugno 2005	30 giugno 2004	Variazione %
Componenti di reddito relativi ad anni precedenti	774	1.007	-23,1%
Ripianamento perdite società partecipate	0	280	-100,0%
Perdite da realizzo di partecipazioni	0	854	-100,0%
Aggiustamenti di consolidamento	0	161	-100,0%
Oneri per esodi incentivati	2.455	5.261	-53,3%
Sopravvenienze passive	1.918	2.434	-21,2%
Totale	**5.147**	**9.997**	-48,5%

Note esplicative ed integrative

Altre informazioni

1 – Numero medio dei dipendenti per categoria

	30 giugno 2005	31 dicembre 2004	Variazione %
a) dirigenti	86	*104*	-17,3%
b) quadri direttivi di 3° e 4° livello	790	*678*	16,5%
c) restante personale	4.508	*4.953*	-9,0%
Totale Società consolidate integralmente	5.384	5.735	-6,1%
a) dirigenti	21	*22*	-4,5%
b) quadri direttivi di 3° e 4° livello	183	*178*	2,8%
c) restante personale	1.803	*1.704*	5,8%
Totale Società consolidate proporzionalmente	2.007	1.904	5,4%
Quota di pertinenza del Gruppo delle società consolidate proporzionalmente	1.004	952	5,5%
Totale generale	6.388	6.687	-4,5%

2 – Numero degli sportelli operativi

Al 30 giugno 2005 gli sportelli operativi del Gruppo Cassa di Risparmio di Firenze erano 575 (inclusi i Centri imprese e private)

Note esplicative ed integrative

Area di consolidamento e partecipazioni rilevanti

1. Area di consolidamento

Le partecipazioni risultano dalle seguenti voci:

	30 giugno 2005	31 dicembre 2004	variazione %
Partecipazioni (voce 70)	339.272	365.497	-7,2%
Partecipazioni in imprese del gruppo (voce 80)	45.509	44.919	1,3%
Totale partecipazioni	**384.781**	**410.416**	**-6,2%**

2. Partecipazioni rilevanti

Denominazione	Sede	Tipo di rapporto (1)	Patrimonio netto (2)	Utile (Perdita)	Impresa partecipante	Quota %	Disponibilità voti %	Valore di bilancio consolidato
A. Imprese incluse nel consolidamento								
A.1 metodo integrale								
1) CASSA DI RISPARMIO DI FIRENZE SPA	Firenze	1	1.176.766	91.276		-	-	
2) CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA	Pistoia	1	228.433	9.575	A.1.1	60,000	60,000	
CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA azioni di risparmio					A.1.1	52,791	0,000	
3) CASSA DI RISPARMIO DI ORVIETO SPA	Orvieto (TR)	1	43.829	1.231	A.1.1	73,570	73,570	
4) CASSA DI RISPARMIO DI CIVITAVECCHIA SPA	Civitavecchia (RM)	1	69.044	2.982	A.1.1	51,000	51,000	
5) CASSA DI RISPARMIO DI MIRANDOLA SPA	Mirandola (MO)	1	68.845	2.038	A.1.1	94,870	99,899	
					A.1.2	5,000		
6) CASSA DI RISPARMIO DELLA SPEZIA SPA	La Spezia (SP)	1	161.826	4.310	A.1.1	68,090	68,090	
7) CR FIRENZE GESTION INTERNATIONALE SA	Lussemburgo (Lux)	1	9.428	6.682	A.1.1	80,000	80,000	
8) CENTRO RISCOSSIONE TRIBUTI - CERIT SPA	Scandicci (FI)	1	-531	-3.666	A.1.1	100,000	100,000	
9) SOCIETA' RISCOSSIONE TRIBUTI - S.R.T. SPA	La Spezia (SP)	1	5.717	141	A.6.1	100,000	100,000	
10) INFOGROUP SPA	Firenze	1	7.650	1.295	A.1.1	94,000	100,000	
					A.1.2	4,000		
					A.1.3	1,000		
					A.1.4	1,000		
A.2 metodo proporzionale								
11) FINDOMESTIC BANCA SPA (3)	Firenze	7	634.918	58.674	A.1.1	47,170	50,000	
					A.1.2	2,830		
B. Partecipazioni valutate al patrimonio netto								126.525
B.1 Controllate								44.429
12) IL NOCCIOLO SRL	Firenze	1	13.997	-240	A.1.1	100,000	100,000	19.561
13) CITY LIFE SPA	Firenze	1	363	-1	A.1.1	60,000	100,000	359
					A.1.9	40,000		
14) PERSEO FINANCE SRL	Conegliano (TV)	1	32	-2	A.1.1	60,000	60,000	19
15) CENTROVITA ASSICURAZIONI SPA	Firenze	1	48.040	5.198	A.1.1	43,000	51,000	24.500
					A.1.2	8,000		
B.2 Collegate								82.096
16) CENTRO FACTORING SPA	Firenze	8	33.100	1.830	A.1.1	41,783	47,692	20.439
					A.1.2	5,729		
					A.1.3	0,033		
					A.1.5	0,004		
					A.1.6	0,183		
17) CENTRO LEASING SPA	Firenze	8	157.751	7.548	A.1.1	27,828	38,661	61.657
					A.1.2	7,094		
					A.1.3	1,192		
					A.1.4	0,581		
					A.1.5	0,006		
					A.1.6	0,700		
C. Altre partecipazioni rilevanti (4)								1.946
	B.1 Controllate							1.080
18) MIRAFIN SPA	Mirandola (MO)	1	827	-309	A.1.5	100,000	100,000	358
19) TEBE TOURS SRL	Mirandola (MO)	1	118	-33	A.1.5	80,000	80,000	124
	B.2 Collegate							866
20) BETA SRL	Milano	8	234	-35	A.1.1	47,000	47,000	133
21) SVILUPPO INDUSTRIALE SPA	Pistoia	8	1.423	16	A.1.2	29,984	29,964	370
22) CENTRO SPERIMENTALE VIVAISMO SRL	Pistoia	8	1.653	-66	A.1.2	20,000	20,000	317
23) ET GROUP SPA	Prato	8	86	-3	B.11	42,724	42,724	46

1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove 1 individua il controllo ex articolo 2539 c.c. comma 1, 7 definisce il controllo congiunto ed 8 si riferisce all'impresa associata.
2) Dati desunti dalle situazioni semestrali al 30 giugno 2005 approvate dal Consiglio di Amministrazione ad eccezione dalle società indicate al punto C, per le quali sono stati utilizzati i bilanci al 31 dicembre 2004; l'importo del patrimonio netto include il risultato dell'esercizio.
3) Società capogruppo del Gruppo Findomestic; per l'elisione di tale partecipazione è stata utilizzata la relativa situazione semestrale consolidata.
4) Comprende società controllate e collegate escluse dal perimetro di consolidamento ai sensi dell'articolo 29, comma 1, lettera a) del Decreto Legislativo n.87/1992 fattispecie prevista anche dalle istruzioni per la compilazione del bilancio consolidato dei gruppi bancari, con la circolare 115 del 7 agosto 1990, ultimo aggiornamento del 24 maggio 2001.

Allegati alla relazione semestrale

Prospetto delle variazioni dei conti capitale, riserve, differenze negative di consolidamento e di patrimonio netto, fondo per rischi bancari generali e utile dell'esercizio o periodo.

	CAPITALE	SOVRAPPREZZI DI EMISSIONE	RISERVA LEGALE	RISERVA PER AZIONI O QUOTE PROPRIE	RISERVE STATUTARIE	RISERVE DI RIVALUTAZIONE	ALTRE RISERVE	DIFFERENZE NEGATIVE DI CONSOLIDAMENTO E DI PATRIMONIO NETTO	FONDO PER RISCHI BANCARI GENERALI	UTILE DELL'ESERCIZIO O PERIODO	TOTALE
Saldi al 31 dicembre 2001	647.633	56.319	128.038	0	27.824	1.412	121.191	555	66.153	102.307	1.151.432
Destinazione dell'utile dell'esercizio 2004 della Capogruppo			6.070		24		30.500			-98.974	-60.390 (*)
Aumento del Capitale sociale della Capogruppo a pagamento per effetto dell'attuazione del piano di incentivazione azionaria (stock option) previsto dall'articolo 5, lettera a), dello Statuto ed a seguito della delibera del Consiglio di Amministrazione del 18 ottobre 2000, su apposito mandato conferito dall'Assemblea dei Soci	465	534									999
Quota di pertinenza del Gruppo degli utili 2004 imputati alle riserve delle società consolidate integralmente			979		3.717		2.458				7.154
Adeguamento della riserva per azioni proprie della Capogruppo alla consistenza di tali azioni alla data di chiusura dell'esercizio				5	-5						0
Altre scritture di consolidamento							-2.880	-10		-5.333	-8.203
Utile del primo semestre 2005										61.554	61.554
Saldi al 30 giugno 2005	648.098	56.853	135.087	5	31.560	1.412	151.289	545	66.153	61.554	1.152.556

(*) Utile della Capogruppo dell'esercizio 2004 destinato a:

- azionisti per dividendi	59.125
- Fondo per gli scopi determinati dall'Assemblea	1.255
	60.380

Raccordo tra patrimonio netto ed utile dell'esercizio o periodo della Capogruppo ed i rispettivi dati consolidati

Descrizione	30 giugno 2005 Patrimonio netto	30 giugno 2005 Utile del periodo	31 dicembre 2004 Patrimonio netto	31 dicembre 2004 Utile d'esercizio	30 giugno 2004 Patrimonio netto	30 giugno 2004 Utile del periodo
Capitale	648.098		647 633		645.933	
Azioni o quote proprie	-5		0		-29	
Sovrapprezzi di emissione	56.853		56 319		55.286	
Riserve	291.584		254 552		255.269	
Fondo per rischi bancari generali	62.475		62.475		62.475	
Fondi rischi su crediti	27.500		17 500		18.002	
Utile d'esercizio o periodo		91.276		96.974		70.563
Totale Banca CR Firenze SpA	**1.086.485**	**91.276**	**1.038.479**	**96.974**	**1.036.936**	**70.563**
Riserva di consolidamento e quota di pertinenza delle altre riserve	8.433		7 333		5.669	
Fondo per rischi bancari generali di pertinenza del Gruppo	3.677		3 677		3.140	
Riserve di rivalutazione comprese nel patrimonio di pertinenza di terzi	1.412		1.412		1.412	
Fondi rischi su crediti delle società consolidate integralmente	13.588		11.892		14.172	
Utilizzo dei Fondi rischi su crediti per compensazione delle differenze positive di consolidamento	-5.130		-4.647		-4.728	
Differenze negative di consolidamento	378		386		386	
Differenze positive di consolidamento e relativo ammortamento	-253.504	-20.492	-258.760	-39.498	-280.825	-19.891
Risultati netti delle società consolidate con il metodo integrale o con il metodo proporzionale		53.900		102.415		53.390
Attribuzione degli utili netti di pertinenza di terzi		-8.233		-16.809		-8.295
Eliminazione dei dividendi infragruppo		-54.573		-42.409		-40.613
Eliminazione del ripianamento perdite su partecipazioni del Gruppo		3.705		0		0
Totale società consolidate con il metodo integrale o proporzionale	**-231.156**	**-26.606**	**-238.707**	**3.699**	**-260.774**	**-15.409**
Riserva di consolidamento	17.495		15.102		15.154	
Differenze negative di patrimonio netto	167		169		285	
Differenze positive di patrimonio netto e relativo ammortamento	0	0	0	-10	-211	-23
Risultati di pertinenza del Gruppo delle società valutate con il metodo del patrimonio netto		5.367		13.958		6.387
Attribuzione degli utili netti di pertinenza di terzi		-267		-649		55
Eliminazione dei dividendi infragruppo		-8.477		-6.901		-6.903
Eliminazione delle rettifiche di valore su partecipazioni valutate con il metodo del patrimonio netto		240		490		94
Eliminazione delle plusvalenze da cessione di partecipazioni valutate con il metodo del patrimonio netto		0		-4.402		-4.123
Eliminazione delle minusvalenze da cessione di partecipazioni valutate con il metodo del patrimonio netto		0		-852		-850
Totale società consolidate con il metodo del patrimonio netto	**17.662**	**-3.137**	**15.271**	**1.634**	**15.228**	**-5.363**
Totale Gruppo Banca CR Firenze	**872.991**	**61.554**	**815.043**	**102.307**	**791.390**	**49.791**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

	30 giugno 2005 Patrimonio netto	30 giugno 2005 Utile del periodo	31 dicembre 2004 Patrimonio netto	31 dicembre 2004 Utile d'esercizio	30 giugno 2004 Patrimonio netto	30 giugno 2004 Utile del periodo
Capitale	648.098		647 633		645.933	
Sovrapprezzi di emissione	56.853		56.319		55.286	
Riserva legale	135.087		128 038		128.039	
Riserva per azioni o quote proprie	5		0		29	
Riserve statutarie	31.580		27 824		28.499	
Riserve di rivalutazione	1.412		1.412		1.412	
Altre riserve	151.289		121.191		119.525	
Differenze negative di consolidamento	378		386		386	
Differenze negative di patrimonio netto	167		169		285	
Fondo per rischi bancari generali	66.153		66.153		65.615	
Utile d'esercizio o periodo		61.554		102.307		49.791
Sub - totale	**1.091.002**	**61.554**	**1.049.125**	**102.307**	**1.045.009**	**49.791**
Azioni o quote proprie	-5		0		-29	
Differenza positiva di consolidamento	-253.504		-258 797		-280.825	
Differenze positive di patrimonio netto	*0*		*0*		*-211*	
Fondi rischi su crediti	35.498		24.715		27.448	
Totale	**872.991**	**61.554**	**815.043**	**102.307**	**791.390**	**49.791**

Allegati alla relazione semestrale

Prospetto di riconciliazione dei saldi di stato patrimoniale determinati in base ai principi contabili nazionali con i valori ottenuti applicando i principi IAS/IFRS
(redatto ai sensi dell'articolo 81-bis, lettera a), del Regolamento Consob)

importi in migliaia di euro	31 dicembre 2004 Saldi di bilancio (*)	31 dicembre 2004 Variazioni IAS/IFRS	1 gennaio 2005 Saldi IAS/IFRS	30 giugno 2005 Saldi di semestrale (*)	30 giugno 2005 Variazioni IAS/IFRS	30 giugno 2005 Saldi IAS/IFRS	NOTE
Attività Finanziarie detenute per la negoziazione (HFT)	712 751	41 874	754 625	640 656	54 453	695 109	1
Attività Finanziarie valutate al fair value (FV Option)	0	1 781 664	1 781 664	0	1 758 076	1 758 076	2
Attività Finanziarie disponibili per la vendita (AFS)	1.935 427	773.477	2.708.904	2 069.783	877.751	2 947.534	3
Attività Finanziarie detenute fino a scadenza (HTM)	15 620	-15.620	0	20 261	-20.261	0	4
Crediti verso banche	1.209 410	339.536	1.548.946	1.069.408	431 894	1.501.302	
- deteriorati	*0*	*0*	*0*	*0*	*0*	*0*	
- in bonis	*1.209.410*	*339.536*	*1.548.946*	*1.069.408*	*431.894*	*1.501.302*	
Crediti verso clientela	15.581 027	-3 338.536	12 242.492	16 221 489	-3 426.458	12 795 031	5
- deteriorati	*372.661*	*-41.352*	*331.309*	*345.500*	*-11.997*	*333.503*	
- in bonis	*15.208.366*	*-3.297.183*	*11.911.183*	*15.875.989*	*-3.382.518*	*12.493.471*	6
Derivati di copertura	46.245	95.435	141.680	52.406	105.867	158.273	7
Attività materiali	311.861	157.047	468.908	302.254	153.320	455.574	8
- ad uso funzionale	*268.950*	*155.842*	*424.792*	*247.704*	*148.306*	*396.010*	
- a scopo di investimento	*42.911*	*1.205*	*44.116*	*54.550*	*5.014*	*59.564*	
Attività immateriali	304 707	-3.115	301.587	295 638	18 607	314 245	
- avviamento	*268.194*	*1.132*	*269.315*	*262.334*	*22.208*	*284.542*	9
- altre attività immateriali	*36.518*	*-4.247*	*32.271*	*33.304*	*-3.601*	*29.703*	
Attività fiscali	225 749	73.702	299.451	178.855	79.484	258.339	10
Partecipazioni in società controllate	45 853	263.997	309.850	45 509	265.510	311.019	
- consolidate col metodo integrale	*0*	*0*	*0*	*0*	*0*	*0*	
- consolidate col metodo del patrimonio netto	*45.853*	*263.997*	*309.850*	*45.509*	*265.510*	*311.019*	11
Partecipazioni in società collegate	81 908	-9.194	72.714	82 344	0	82 344	
- consolidate col metodo integrale	*0*	*0*	*0*	*0*	*0*	*0*	
- consolidate col metodo del patrimonio netto	*81.908*	*-9.194*	*72.714*	*82.344*	*0*	*82.344*	12
Altre attività	894 089	-78.032	816.057	804.667	-106.540	698.126	
TOTALE ATTIVO	**21.364.642**	**82.435**	**21.447.077**	**21.783.270**	**191.702**	**21.974.972**	
Passività finanziarie di negoziazione	1.286 864	292 170	1 579 034	831 044	382 679	1 213 723	1
Passività finanziarie al costo ammortizzato	17.160 475	-1 066.469	16 094 006	18 065 308	-1 122 908	16 942 390	2
Derivati passivi di negoziazione	0	31 088	31 088	0	26.431	26.431	
Derivati passivi di copertura	10 554	-2.453	8.101	8.450	-4.980	3.470	3
Fondo TFR	172 742	15.099	187 841	175 619	14.514	190.133	4
Fondi di quiescenza	170 445	7.903	178 348	172 326	4 001	176 327	
Altri fondi per rischi ed oneri	79 254	-49 859	29 395	86 742	-28 344	58 398	5
Passività fiscali	124 393	87.820	212 212	77.659	89 956	167 615	6
Impegni di riacquisto a termine di propri elementi patrimoniali	0	174 679	174 679	0	177 907	177 907	
Altre passività	999 821	672.236	1.672 057	1.025 729	725.579	1 751.308	7
TOTALE PASSIVO	**20.004.548**	**162.213**	**20.166.761**	**20.442.877**	**264.834**	**20.707.710**	
Patrimonio di pertinenza di terzi	208 662	-121.810	86 852	187.831	-125.714	62.117	
TOTALE PATRIMONIO DI TERZI	**208.662**	**-121.810**	**86.852**	**187.831**	**-125.714**	**62.117**	
Capitale e sovrapprezzi di emissione	703 952	400	704.352	704.951	541	705.492	
Azioni proprie	0	0	0	5	0	5	
Riserve da valutazione	0	39.501	39.501	0	51.612	51.612	
Riserva FTA	0	-23.829	-23.829	0	-23.829	-23.829	
Altre riserve	345 173	-10 953	334 220	386 051	13 691	399 742	
Risultato dell'esercizio o periodo	102 307	36 834	139.141	61 566	10 568	72 123	
TOTALE PATRIMONIO NETTO	**1.151.432**	**42.033**	**1.193.465**	**1.152.562**	**52.583**	**1.205.145**	
TOTALE PASSIVO + PATRIMONIO NETTO + PATRIMONIO DI TERZI	**21.364.642**	**82.435**	**21.447.077**	**21.783.270**	**191.702**	**21.974.972**	

(*) Tali saldi includono le riclassifiche effettuate per tener conto delle diverse appostazioni delle voci di bilancio richieste dagli IAS/IFRS, le più rilevanti delle quali sono le seguenti:
- la voce Cassa e disponibilità liquide è stata riclassificata tra le Altre Attività
- i Ratei e risconti sono stati ricondotti a voci proprie, ovvero sono state direttamente imputati alle voci alle quali si riferivano,
- le Partecipazioni minoritarie (inferiori al 20%) sono state classificate nel portafoglio AFS, le controllate, collegate o *joint ventures* sono evidenziate nelle apposite voci,
- le voci debiti verso banche, debiti verso clientela, debiti rappresentati da titoli e passività subordinate sono ricomprese nella voce Passività finanziarie al costo
- i Fondi rischi su crediti sono stati portati in diminuzione dei crediti verso clientela (in bonis),
- il Fondo per rischi bancari generali, le Riserve di rivalutazione e gli Utili/(perdite) portati a nuovo sono stati ricompresi nella voce Altre Riserve

NOTE

Di seguito vengono descritte le più significative rettifiche apportate con l'adozione degli IAS/IFRS; tali rettifiche, ad eccezione delle variazioni derivanti dalla ridefinizione dell'area di consolidamento, sono riflesse nelle voci di patrimonio netto "Riserve da valutazione" e "Riserva FTA".

ATTIVO

1. La variazione IAS/IFRS è dovuta alla rilevazione delle plusvalenze sui titoli non quotati ed alla valutazione dei derivati non di copertura al fair value.
2. Le società del Gruppo non hanno esercitato la cosiddetta "opzione del fair value" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al fair value, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento.
3. La variazione del portafoglio AFS è da imputare al nuovo criterio di valutazione delle partecipazioni minoritarie valutate con il metodo del fair value in sostituzione di quello del costo nonchè alla valorizzazione al fair value dei titoli non quotati precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato.
4. L'impatto sui crediti deteriorati è conseguenza dell'applicazione del principio IAS che prevede che la valutazione delle attività finanziarie al costo ammortizzato avvenga sulla base del valore dei flussi finanziari attesi.
5. L'impatto sui crediti in bonis è legato alla diversa metodologia di calcolo delle rettifiche su tali crediti. Tale effetto è stato ridotto dell'importo iscritto nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti) al 31 dicembre 2004.
6. La variazione è dovuta al cambiamento del criterio di valutazione, passato dal criterio del costo a quello del fair value.
7. Le attività materiali ad uso funzionale, in precedenza valutate al costo storico, sono state rivalutate in sede di prima applicazione al fair value ("deemed cost"). Parimenti, gli immobili detenuti a scopo di investimento sono stati valutati al fair value.
8. L'effetto è legato al cosiddetto "impairment test" dell'avviamento.
9. La variazione delle attività fiscali è interamente dovuta alla rilevazione di imposte anticipate calcolate sulle variazioni derivanti dall'applicazione degli IAS/IFRS.
10. Effetto dovuto al consolidamento con il metodo del patrimonio netto della società Findomestic Banca, precedentemente consolidata con il metodo proporzionale.
11. La variazione include gli effetti derivanti dalla prima adozione degli IAS/IFRS sul patrimonio netto e sul risultato dell'esercizio delle società collegate oggetto di consolidamento con il metodo del patrimonio netto.

PASSIVO

1. La voce raccoglie la valutazione degli strumenti derivati di negoziazione aventi fair value negativo. Sono applicati gli stessi criteri previsti per le attività finanziarie di negoziazione.
2. La voce accoglie rettifiche per effetto dell'applicazione del costo ammortizzato in base al metodo del tasso di interesse effettivo, della contabilizzazione delle operazioni di copertura (cd. "adjusted cost"), del diverso trattamento delle obbligazioni proprie nonchè della contabilizzazione degli impegni derivanti dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate e su partecipazioni in società non controllate.
3. La variazione è dovuta al cambiamento del criterio di valutazione, passato dal criterio del costo a quello del fair value.
4. La variazione del Fondo TFR è legata all'applicazione dei principi IAS che richiedono la valutazione dei piani previdenziali a benefici definiti sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al dipendente al momento della risoluzione del rapporto di lavoro. Anche le altre obbligazioni legate al rapporto di lavoro quali il cosiddetto "premio di anzianità" sono state rilevate in base a stime attuariali.
5. La variazione risente dell'applicazione del principio che richiede che la valutazione dei piani previdenziali a benefici definiti avvenga sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al dipendente al momento della risoluzione del rapporto di lavoro.
6. La variazione è dovuta all'attualizzazione della stima degli accantonamenti per rischi ed oneri.
7. La variazione delle passività fiscali è interamente dovuta alla rilevazione di imposte differite calcolate sulle variazioni derivanti dall'applicazione degli IAS/IFRS.

Per ulteriori e più dettagliate informazioni in merito agli effetti connessi all'adozione degli IAS/IFRS, con particolare riferimento alle variazioni intervenute nell'area di consolidamento, si rimanda a quanto riportato nell'appendice alla presente semestrale.

Prospetto di riconciliazione dei saldi di conto economico determinati in base ai principi contabili nazionali con i valori ottenuti applicando i principi IAS/IFRS

(redatto ai sensi dell'articolo 81-bis, lettera a), del Regolamento Consob)

importi in migliaia di euro	30 giugno 2005		
	Saldi di semestrale	Variazioni IAS/IFRS	Saldi IAS/IFRS
Interessi attivi	509.144	-152.247	356.897
Interessi passivi	-148.744	39.211	-109.533
Margine d'interesse	**360.400**	**-113.036**	**247.364**
Commissioni nette	135.845	-13.354	122.491
Altri proventi di gestione netti	69.889	107.878	177.767
Saldo netto della gestione assicurativa	0	-112.519	-112.519
Profitti / (perdite) da operazioni finanziarie	18.455	-3.807	14.648
Dividendi	8.787	0	8.787
Utile / (perdita) delle società valutate al patrimonio netto	5.338	22.490	27.828
Margine di intermediazione	**598.714**	**-112.348**	**486.366**
Costo del personale	-215.733	24.241	-191.492
Spese Amministrative	-149.773	38.128	-111.645
Ammortamenti immobilizzazioni materiali ed immateriali	-27.536	746	-26.790
Risultato di gestione	**205.672**	**-49.233**	**156.439**
Ammortamento dell'avviamento e delle differenze di consolidamento	-20.492	20.492	0
Accantonamenti per rischi ed oneri	-29.447	722	-28.725
Rettifiche nette di valore su crediti ed attività finanziarie	-31.412	27.090	-4.322
Rettifiche nette di valore su altri elementi dell'attivo e del passivo	-2.186	-172	-2.358
Utile delle attività ordinarie	**122.135**	**-1.101**	**121.034**
Proventi / (oneri) straordinari netti	9.125	-9.125	0
Utile ante imposte	**131.260**	**-10.226**	**121.034**
Imposte sul reddito	-60.190	21.557	-38.633
Utile di pertinenza di terzi	-9.515	-863	-10.378
Risultato del periodo	**61.555**	**10.568**	**72.123**

Le più significative variazioni dei saldi di conto economico derivanti dall'applicazione degli IAS/IFRS sono dovute a:

- eliminazione dei costi e ricavi di pertinenza di Findomestic Banca SpA, che ai fini IAS/IFRS viene consolidata con il metodo del patrimonio netto;
- inserimento della voce "Saldo netto della gestione assicurativa" e delle altre poste tipiche del bilancio delle compagnie assicurative in seguito al consolidamento della controllata Centrovita Assicurazioni SpA con il metodo integrale;
- inclusione delle commissioni tra i "costi di transazione" ai fini del calcolo del costo ammortizzato per i crediti a medio e lungo termine;
- eliminazione dell'ammortamento dell'avviamento e delle differenze positive di consolidamento, in quanto le relative poste dell'attivo sono state sottoposte ad *impairment test* con esito positivo;
- riattribuzione degli oneri e dei proventi straordinari, non previsti dagli IAS/IFRS, alle altre voci del conto economico.

BILANCIO CONSOLIDATO GRUPPO BANCA CR FIRENZE

Importi in migliaia di euro	Saldi di bilancio ITGAAPS 31/12/04	Effetto società deconsolidate (Findomestic al netto infragruppo)	Effetto nuove società consolidate	Totale variazioni IAS/IFRS	Saldi di bilancio IAS 01/01/2005
Attività Finanziarie detenute per la negoziazione (HFT)	712,751	0	17,649	24,225	754,625
Attività Finanziarie valutate al fair value (FV Option)	0	0	1,781,093	771	1,781,864
Attività Finanziarie disponibili per la vendita (AFS)	1,935,427	-179	712,830	60,826	2,708,904
Attività Finanziarie detenute fino a scadenza (HTM)	15,620	-15,620	0	0	0
Crediti verso banche	1,209,410	277,861	61,668	7	1,548,946
- deteriorati	*0*	*0*	*0*	*0*	*0*
- in bonis	*1,209,410*	*277,861*	*61,668*	*7*	*1,548,946*
Crediti verso clientela	15,581,027	-3,291,886	1,034	-47,684	12,242,492
- deteriorati	*372,661*	*0*	*0*	*-41,352*	*331,309*
- in bonis	*15,208,366*	*-3,291,886*	*1,034*	*-6,332*	*11,911,183*
Derivati di copertura	46,245	0	0	95,435	141,680
Attività materiali	311,861	-20,003	26,693	150,356	468,908
- ad uso funzionale	*268,950*	*-1,542*	*26,669*	*130,715*	*424,792*
- a scopo di investimento	*42,911*	*-18,461*	*24*	*19,641*	*44,116*
Attività immateriali	304,702	-5,057	1,176	765	301,587
- avviamento	*268,184*	*0*	*0*	*1,132*	*269,316*
- altre attività immateriali	*36,518*	*-5,057*	*1,176*	*-366*	*32,271*
Attività fiscali	225,749	0	22,399	51,303	299,451
Partecipazioni in società controllate	45,853	296,302	-43,613	11,308	309,850
- consolidate col metodo integrale	*0*	*0*	*0*	*0*	*0*
- consolidate col metodo del patrimonio netto	*45,853*	*296,302*	*-43,613*	*11,308*	*309,850*
Partecipazioni in società collegate	81,908	0	46	-9,240	72,714
- consolidate col metodo integrale	*0*	*0*	*46*	*-46*	*0*
- consolidate col metodo del patrimonio netto	*81,908*	*0*	*0*	*-9,193*	*72,714*
Altre attività	894,089	-89,390	17,339	-5,981	816,057
TOTALE ATTIVO	**21,364,642**	**-2,847,970**	**2,598,314**	**332,091**	**21,447,077**
Passività finanziarie di negoziazione	1,266,684	292,170	1,773,283	-1,773,283	1,579,034
Passività finanziarie al costo ammortizzato	17,160,476	-2,974,095	36,504	1,871,122	16,094,006
Passività finanziarie associate al trasferimento di attività	0	0	0	0	0
Derivati passivi di negoziazione	0	0	0	31,088	31,088
Derivati passivi di copertura	10,554	-1,735	0	-719	8,101
Fondo TFR	172,742	-8,307	243	23,163	187,841
Fondi di quiescenza	170,445	0	0	7,903	178,348
Fondi imposte e tasse	1,597	-43,252	4	0	-41,651
Altri fondi per rischi ed oneri	77,657	-4,145	813	-3,279	71,046
Passività fiscali	124,393	0	4,054	83,766	212,213
Impegni di riacquisto a termine di propri elementi patrimoniali	0	0	0	174,679	174,679
Altre passività	999,821	-108,607	760,167	20,674	1,872,055
			0	0	0
TOTALE PASSIVO	**20,004,548**	**-2,847,970**	**2,575,068**	**435,114**	**20,166,760**
Patrimonio di pertinenza di terzi	208,662	0	23,120	-144,930	86,852
TOTALE PATRIMONIO DI TERZI	**208,662**	**0**	**23,120**	**-144,930**	**86,852**
Capitale e sovrapprezzi di emissione	703,952	0	520	-120	704,352
Azioni proprie	0	0	0	0	0
Riserve da valutazione	0	0	0	39,581	39,581
Riserva FTA	0	0	0	-23,829	-23,829
Altre riserve	345,173	0	167	-11,120	334,220
Risultato dell'esercizio o periodo	102,307	0	-561	37,395	139,141
TOTALE PATRIMONIO DI GRUPPO	**1,151,432**	**0**	**126**	**41,907**	**1,193,465**
TOTALE PASSIVO + PATRIMONIO NETTO E TERZI	**21,364,642**	**-2,847,970**	**2,598,314**	**332,091**	**21,447,077**

APPENDICE

PROSPETTI DI RICONCILIAZIONE PREDISPOSTI IN APPLICAZIONE DELL'IFRS 1 – "PRIMA ADOZIONE DEGLI INTERNATIONAL REPORTING STANDARDS" E NOTE ESPLICATIVE

La prima applicazione degli IAS/IFRS da parte del Gruppo Banca CR Firenze ("Gruppo")

I principi adottati nella prima applicazione degli IAS da parte del Gruppo Banca CR Firenze sono quelli emessi dall'International Accounting Standards Board ed omologati dalla Commissione Europea, tenendo anche conto delle interpretazioni dell'International Financial Reporting Interpretations Committee (IFRIC) per le fattispecie applicabili al Gruppo.

La prima applicazione dei principi contabili internazionali al bilancio consolidato comporta la determinazione, conformemente a tali principi, dei saldi di apertura delle attività e delle passività in essere alla data di transizione agli IAS/IFRS, che corrisponde all'inizio del primo periodo posto a confronto con il primo bilancio redatto secondo gli IAS/IFRS.

In base a quanto prescritto dal principio contabile internazionale IFRS 1, alla data di transizione le differenze tra i valori delle suddette attività e passività calcolate in conformità ai principi IAS/IFRS rispetto agli importi determinati applicando i precedenti principi contabili sono state imputate al patrimonio netto, al netto del relativo effetto fiscale. In ottemperanza con le disposizioni di transizione esposte negli IAS/IFRS, il Gruppo ha applicato i principi che si prevede saranno in vigore alla data del 31 dicembre 2005 ed avranno effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32, 39, ed IFRS 4 che disciplina i contratti di assicurazione, adottati con effetti contabili dal 1° gennaio 2005.

Lo stato patrimoniale di apertura alla data di transizione ai nuovi principi è stato redatto applicando le seguenti regole previste dall'IFRS 1:

- sono state rilevate tutte le attività e passività la cui iscrizione è richiesta dagli IAS/IFRS;
- sono state eliminate le attività e passività la cui iscrizione non è consentita dagli IAS/IFRS;
- sono state riclassificate le poste riferite ad un diverso tipo di attività, passività o componente di patrimonio netto in base agli IAS/IFRS;
- sono stati applicati gli IAS/IFRS nella valutazione di tutte le attività e passività rilevate in accordo con tali principi.

In particolare, gli strumenti finanziari (rappresentati da titoli, crediti, debiti, contratti derivati e partecipazioni minoritarie) sono stati riclassificati nelle nuove categorie previste dagli IAS/IFRS, come disposto dall'IFRS 1 che in sede di transizione ai principi IAS/IFRS consente l'utilizzo di tali categorie, in deroga alla regola generale che prevede l'alimentazione delle suddette voci solo al momento dell'acquisto dello strumento finanziario,

I crediti verso la clientela e verso banche hanno mantenuto tale classificazione sia nel caso di crediti originati dal Gruppo sia nel caso di crediti acquistati da terzi. Hanno conservato la qualifica di crediti anche le operazioni pronti contro termine, i crediti commerciali ed i crediti originati da operazioni di leasing finanziario. Anche i conti di provvista da clientela e da banche hanno avuto una classificazione analoga alla precedente.

Ai contratti derivati è stata attribuita diversa allocazione a seconda che si tratti di contratti stipulati con finalità di *trading* od a scopo di copertura, iscrivendo i primi nelle voci "Attività finanziarie detenute per la negoziazione" o "Derivati passivi di negoziazione", se aventi rispettivamente valore positivo o negativo, mentre i secondi, qualora siano designati come strumenti di copertura "efficaci", hanno trovato allocazione alla voce "Derivati di copertura", iscritta nell'attivo per i contratti aventi valore positivo ovvero nel passivo in caso di valore negativo. In presenza di una copertura "non efficace" o nel caso di copertura non riconosciuta dagli IAS/IFRS, i contratti derivati sono stati classificati di *trading*.

Le partecipazioni hanno mantenuto l'esposizione nelle relative voci di bilancio solo se riferibili ad investimenti partecipativi di controllo, di collegamento ovvero in *joint ventures*; tutte le altre interessenze sono state iscritte come "Attività finanziarie disponibili per la vendita". La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.

Ai fini della ridefinizione dell'area di consolidamento in seguito all'applicazione dei nuovi principi e delle loro interpretazioni, sono state individuate le partecipazioni delle quali è stato necessario effettuare il consolidamento integrale vale a dire, in particolare, Centrovita Assicurazioni SpA ed Immobiliare Nuova Sede Srl, in precedenza escluse dalla suddetta area in quanto non esercitavano attività bancaria o finanziaria ovvero, pur esercitandola, il totale dell'attivo di bilancio non risultava significativo; inoltre, in base a quanto previsto dallo IAS 31, la *joint venture* in Findomestic Banca è stata consolidata con il metodo del patrimonio netto anziché con il metodo proporzionale, adottato in precedenza come richiesto dall'articolo 35 del Decreto Legislativo n. 87/1992. Infine, per quanto riguarda il consolidamento della Cassa di Risparmio della Spezia SpA, i relativi saldi di apertura delle voci di bilancio sono stati inclusi nei valori del bilancio consolidato al 1° gennaio 2004, per rilevare l'acquisizione del controllo a tale data ai sensi degli IAS/IFRS.

L'IFRS 1 prevede, in sede di prima applicazione degli IAS/IFRS, alcune esenzioni facoltative rispetto ai requisiti di conformità a tali principi; in particolare, il Gruppo si è avvalso delle esenzioni di seguito riportate:
- *aggregazioni di imprese*: l'esenzione riguarda la possibilità di non adottare retroattivamente le norme IAS/IFRS alle aggregazioni di imprese avvenute prima della data di prima applicazione (1° gennaio 2004). In tal modo gli avviamenti esistenti possono non essere rideterminati secondo le disposizioni previste dai principi contabili internazionali ed il valore contabile di carico di tali avviamenti iscritti nel bilancio alla prima data di transizione agli IFRS è stato pertanto riportato senza alcuna rettifica;
- *fair value (valore equo) o rideterminazione del valore come sostituto del costo*: l'esenzione ha consentito di utilizzare il fair value (valore equo) degli immobili alla data di passaggio agli IFRS come sostituto del costo a tale data;
- *designazione di strumenti finanziari precedentemente rilevati*: l'esenzione consente di designare gli strumenti finanziari posseduti come attività/passività valutate al fair value o come disponibili per la vendita alla data di transizione agli IFRS;
- *benefici ai dipendenti (trattamento di fine rapporto)*: l'esenzione ha consentito di rilevare in prima applicazione tutti gli utili e perdite attuariali relative a periodi precedenti con imputazione al patrimonio netto;
- *opzioni con pagamenti basati su azioni*: per gli strumenti di partecipazione agli utili assegnati prima dell'entrata in vigore degli IAS/IFRS, il Gruppo si è avvalso della facoltà di non applicare l'IFRS 2 alla medesima data.
- *prima applicazione degli IFRS relativi a strumenti finanziari e contratti assicurativi*: il Gruppo si è avvalso della possibilità prevista dall'IFRS 1 di non applicare tali principi nella presentazione delle informazioni comparative relative all'esercizio 2004 in applicazione dello IAS 32, IAS 39 ed IFRS 4. I dati comparativi dell'esercizio 2004 relativi a strumenti finanziari e contratti assicurativi, sono conseguentemente esposti sulla base dei criteri di rilevazione e misurazione utilizzati per la predisposizione del bilancio al 31 dicembre 2004.
- *attività/passività cancellate*: è consentita la non iscrizione in bilancio delle attività o passività finanziarie cedute e cancellate, in base ai precedenti principi nazionali, anteriormente al 1° gennaio 2004 se tale cancellazione non rispetta i requisiti previsti dallo IAS 39. Rientrano in tale fattispecie tutte le cartolarizzazioni di attività finanziarie effettuate dal Gruppo ai sensi della legge 130/99, in data anteriore al 1° gennaio 2004, che non sono incluse nell'area di consolidamento in quanto il relativo portafoglio crediti ceduto è stato cancellato dal bilancio della banca e della società veicolo in applicazione dei precedenti principi contabili.

Si ricorda infine che il Gruppo ha ritenuto di non aderire all'opzione cosiddetta *Fair value option (approvata dallo IASB in data 16 giugno 2005 e l'8 luglio dall'Accounting regulatory committee,* ad eccezione dei valori riferiti a polizze assicurative che ai sensi dell'IFRS 4 rientrano tra le passività finanziarie (contratti stipulati dalla società controllata Centrovita Assicurazioni SpA).

La completa illustrazione dei nuovi principi contabili adottati è riportata nel successivo paragrafo ("Politiche contabili") della presente Appendice.

Politiche contabili

1. Principi generali di redazione

I suddetti principi sono i seguenti:
a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento delle società del Gruppo, in quanto destinate a durare nel tempo;
b. *competenza economica*: i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del loro regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c. *coerenza di rappresentazione*: per assicurare la comparabilità dei dati e delle informazioni contenute nello stato patrimoniale, nel conto economico e nella nota integrativa, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, a meno che il loro cambiamento non sia prescritto da un principio contabile internazionale o da una interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata – se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione della situazione del Gruppo;
d. *rilevanza e aggregazione:* ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente.;
e. *divieto di compensazione*: è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita da un principio contabile internazionale o da un'interpretazione .

Principi di consolidamento

Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva e alle società controllate in via congiunta sono regolate dai seguenti criteri:

Controllate in via esclusiva. le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi e i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica dalle stesse svolta, sono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico. L'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata è iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (impairment test) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.

Controllate in via congiunta. le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.

Area di consolidamento

L'area di consolidamento include la Capogruppo e le società da questa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazioni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai nuovi principi e dalle loro interpretazioni, in particolare il SIC 12 per l'esistenza di una situazione di controllo..

Nell'area di consolidamento integrale, a seguito dell'adozione dei principi IAS/IFRS sono pertanto ricomprese, oltre alla Capogruppo, le seguenti società:
- Cassa di Risparmio di Pistoia e Pescia SpA - società bancaria
- Cassa di Risparmio di Civitavecchia SpA - società bancaria
- Cassa di Risparmio di Orvieto SpA - società bancaria

- Cassa di Risparmio di Mirandola SpA - società bancaria
- Cassa di Risparmio della Spezia SpA - società bancaria
- Centrovita Assicurazioni SpA - società assicurativa
- Centro Riscossione Tributi - CERIT SpA - società finanziaria
- Società Riscossione Tributi - SRT SpA - società finanziaria
- CR Firenze Gestion Internationale SA - società finanziaria
- Infogroup SpA - società strumentale industriale
- City Life SpA – società strumentale industriale
- Perseo Finance Srl - società veicolo di cartolarizzazione di crediti
- CR Firenze Mutui Srl - società veicolo di cartolarizzazione di crediti
- Immobiliare Nuova Sede Srl - società strumentale immobiliare

Principali aggregati di stato patrimoniale e conto economico

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di classificazione
Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con fair value positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(b) Criteri di iscrizione e di cancellazione
L'iscrizione iniziale delle attività finanziarie avviene alla data di regolamento per i titoli di debito e di capitale e alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come fair value dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.
I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati - in un momento successivo alla loro iniziale acquisizione - per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.
I titoli oggetto di cessione a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario sono contabilizzate tra le passività verso i cessionari – di importo corrispondente ai prezzi di cessione – inclusi i costi ed i ricavi connessi.
Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(c) Criteri di valutazione
Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al fair value; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il fair value è pari alle quotazioni di chiusura dei mercati.
Per gli strumenti finanziari non quotati in mercati regolamentati, il fair value viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment" (le perdite attese sono computate secondo le pertinenti Probability of Default ("PD") e Loss Given Default ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi "zero coupon").
I titoli di capitale per i quali non sia possibile determinare il fair value con adeguato grado di affidabilità pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportati nella voce "risultato netto dell'attività di negoziazione", mentre le plusvalenze e le minusvalenze vengono registrate nella voce "risultato netto dell'attività di negoziazione".

2. Attività finanziarie disponibili per la vendita

(a) Criteri di classificazione
Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.
I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e, fatte salve le eccezioni consentite dallo IAS 39, non possono essere successivamente trasferiti in altri portafogli.

(b) Criteri di iscrizione e di cancellazione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale.
All'atto della rilevazione iniziale le attività sono contabilizzate al costo, inteso come fair value dello strumento stesso; se l'iscrizione avviene a seguito di riclassificazione delle attività detenute sino a scadenza, il valore di iscrizione è rappresentato dal fair value al momento del trasferimento.
I titoli oggetto di cessione a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario sono contabilizzate tra le passività verso i cessionari - di importo corrispondente ai prezzi di cessione - inclusi i costi ed i ricavi connessi
Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.
I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al fair value.
Per i titoli quotati in mercati regolamentati (efficienti), il fair value è pari alle quotazioni di chiusura dei mercati.
Per i titoli di debito e di capitale non quotati in mercati regolamentati, il fair value è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment" (le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi "zero coupon").
Per le partecipazioni non quotate il fair value è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro fair value non può essere determinato in modo affidabile.
I titoli disponibili per la vendita sono inoltre sottoposti ad impairment test qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi dei titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati", mentre gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione di attività finanziarie disponibili per la vendita".
Le plusvalenze e le minusvalenze derivanti dalla valutazione al fair value dei titoli disponibili per la vendita vengono imputate al patrimonio netto (voce "Riserva AFS" all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre le eventuali perdite derivanti dall'applicazione dei procedimenti di impairment vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. *Attività finanziarie detenute sino alla scadenza*

(a) Criteri di classificazione
Attualmente il Gruppo non ha in essere il portafoglio delle attività finanziarie detenute sino alla scadenza salvo quello della società controllata Centrovita Assicurazioni SpA, il quale accoglie titoli di debito quotati che costituiscono investimenti di riserve tecniche di tale società e sono pertanto destinati ad essere conservati fino alla loro scadenza. Trattasi di titoli acquisiti per stabile investimento che vengono contabilizzati in questo portafoglio al momento dell'acquisto e, fatte salve le eccezioni consentite dallo IAS 39, non possono essere successivamente venduti o trasferiti in altri portafogli.

(b) Criteri di iscrizione e di cancellazione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.
All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in questa categoria avviene per riclassificazione delle Attività disponibili per la vendita, il fair value dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.
I titoli eventualmente oggetto di cessione a terzi sono cancellati dal bilancio soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario sono contabilizzati tra le passività verso i cessionari – di importo corrispondente ai prezzi di cessione - inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i titoli ceduti.
Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.
I titoli di tipo strutturato (costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati) sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di rilevazione delle componenti reddituali
Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati".
Gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; le eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino a scadenza".

4. *Crediti*

(a) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(b) Criteri di iscrizione e di cancellazione
La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del fair value dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo.
Per le operazioni creditizie eventualmente concluse a condizioni diverse da quelle di mercato, il fair value è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione è imputata a conto economico.

I crediti sono inseriti in tale portafoglio al momento della loro erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.
I crediti oggetto di cessione a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario sono contabilizzati tra le passività verso i cessionari - di importo corrispondente ai prezzi di cessione - inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.
Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1 che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:
1) valutazioni individuali, dirette alla selezione – nell'ambito dell'intero portafoglio prestiti – dei crediti deteriorati (problematici) ed alla rispettiva determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, dirette alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:
a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:
1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD e LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di rilevazione delle componenti reddituali
Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati".
Le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche di valore nette per deterioramento di crediti", mentre gli eventuali utili o perdite da cessione vengono riportati nella voce "utili/perdite da cessione di crediti".

5. *Attività finanziarie valutate al fair value*

Attualmente non è stata esercitata la cosiddetta "opzione del fair value" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al fair value, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento.

6. *Operazioni di copertura*

(a) Criteri di classificazione
Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; queste operazioni sono dirette, in particolare, a realizzare coperture del fair value di alcune emissioni obbligazionarie; solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(b) Criteri di iscrizione e di cancellazione
Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta; essa viene cancellata all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(c) Criteri di valutazione
Gli strumenti derivati di copertura sono valutati al fair value; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo però conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura.
Per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di rilevazione delle componenti reddituali
Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci del conto economico "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. Partecipazioni

(a) Criteri di classificazione
Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza significativa; tale influenza si presume, salvo prova contraria, pari ad almeno 20% dei diritti di voto nelle società sottostanti.

(b) Criteri di iscrizione e di cancellazione
Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo (inclusivo degli eventuali oneri accessori) e la quota di pertinenza del fair value delle attività nette identificabili della società partecipata; la suddetta differenza avente segno positivo, resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.
Le attività finanziarie vengono cancellate dallo stato patrimoniale al venir meno dei diritti finanziari sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(c) Criteri di valutazione
Le partecipazioni sono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi
Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'impairment test per verificare l'esistenza di eventuali perdite durature di valore.

(d) Criteri di rilevazione delle componenti reddituali
Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di impairment vengono registrate nella voce "utili/perdite delle partecipazioni valutate al patrimonio netto".

8. Attività materiali

(a) Criteri di classificazione
Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(b) Criteri di iscrizione e di cancellazione

Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(c) Criteri di valutazione
Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti, rivalutato in sede di prima applicazione degli IAS/IFRS al fair value quale "deemed cost" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti (da non ammortizzare in quanto beni di durata illimitata) utilizzando appropriate stime (per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS).
La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare; il relativo profilo temporale viene determinato secondo il metodo a quote costanti.
Le attività materiali ad uso funzionale sono anche sottoposte ad impairment test, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul fair value, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al fair value delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al fair value delle attività materiali".

9. Attività immateriali

(a) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(b) Criteri di iscrizione e di cancellazione
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende o i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti.
La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare; il relativo profilo temporale viene determinato secondo il metodo a quote costanti;le attività immateriali sono anche sottoposte ad impairment test, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata (da non assoggettare pertanto ad ammortamento) vengono periodicamente sottoposti ad impairment test, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore recuperabile del settore di attività del Gruppo, determinato secondo i criteri di segmentazione economica posti a base dell'informativa di settore richiesta dalla Banca d'Italia, al quale ciascun avviamento o attività immateriale appartiene e il valore contabile del patrimonio netto del medesimo settore; il valore recuperabile è pari al maggiore tra il valore d'uso e il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le perdite durature di valore ascrivibili agli avviamenti e alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore su avviamenti" e "*rettifiche di valore nette su attività immateriali*".

10. *Attività non correnti in via di dismissione*

Attualmente non risultano presenti attività non correnti in via di dismissione.

11. *Passività finanziarie di negoziazione*

(a) Criteri di classificazione
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi fair value negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

(b) Criteri di iscrizione e di cancellazione
(c) Criteri di valutazione
(d) Criteri di rilevazione delle componenti reddituali
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

12. *Passività finanziarie valutate al fair value*

Attualmente non è stata esercitata la cosiddetta "opzione del fair value" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al fair value, salvo per le riserve tecniche riferite a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento.

13. *Trattamento di fine rapporto del personale ("TFR")*

(a) Criteri di classificazione
(b) Criteri di iscrizione e di cancellazione
(c) Criteri di valutazione
Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.

(d) Criteri di rilevazione delle componenti reddituali
Gli accantonamenti relativi al TFR nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese amministrative: spese del personale".
Nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

14. *Passività finanziarie al costo ammortizzato*

(a) Criteri di classificazione
I debiti, i titoli in circolazione e le passività subordinate accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso altre banche oppure incorporata in titoli, al netto, pertanto, degli eventuali ammontari riacquistati; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.

Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.
(b) Criteri di iscrizione e di cancellazione
La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dall'emissione dei titoli di debito ed è effettuata sulla base del fair value di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, aumentato degli eventuali costi/proventi aggiuntivi *direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte* creditrice; sono esclusi i costi interni di carattere amministrativo.
Il fair value delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico.
Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo.
Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.
Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(c) Criteri di valutazione
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di rilevazione delle componenti reddituali
Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "Utile/perdita da acquisto di passività finanziarie".

15. *Fondi per rischi e oneri*

(a) Criteri di classificazione
(b) Criteri di iscrizione e di cancellazione
(c) Criteri di valutazione

a) quiescenza ed obblighi simili
I suddetti Fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il fair value delle attività a servizio del piano alla data di chiusura.
I costi per il servizio del piano sono contabilizzati a conto economico.

b) altri fondi
Gli altri fondi per rischi ed oneri accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare.
Laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato, rilevando l'accantonamento a conto economico.

(d) Criteri di rilevazione delle componenti reddituali

Gli accantonamenti a fronte dei fondi in esame vengono contabilizzati nella voce "Accantonamenti netti ai fondi per rischi e oneri", salvo quelli relativi al trattamento previdenziale integrativo interno del personale, da iscrivere nella voce "Spese amministrative: spese per il personale"; in tale voce rientrano inoltre gli accantonamenti, effettuati su base sia analitica che collettiva, relativi alla stima dei possibili esborsi connessi al rischio di credito sulle garanzie e sugli impegni.

16. Operazioni in valuta

(a) Criteri di classificazione

(b) Criteri di iscrizione e di cancellazione

Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione

Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:

1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo che per le perdite derivanti dall'applicazione dei procedimenti di impairment, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al fair value, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(d) Criteri di rilevazione delle componenti reddituali

Le differenze di cambio sono registrate nella voce "Risultato netto dell'attività di negoziazione", salvo quelle riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

17. Fiscalità corrente e differita

(a) Criteri di classificazione

Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente (o di esercizi precedenti).

Le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri (per effetto di differenze temporanee deducibili o di perdite fiscali riportabili) e le imposte sul reddito pagabili in esercizi futuri (per effetto di differenze temporanee tassabili).

(b) Criteri di iscrizione e di cancellazione

Le attività e le passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di compensarle e il Gruppo intende regolarle su base netta.

In applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento), mentre le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che queste ultime discendano da fattori identificati e non ripetibili.

(c) Criteri di rilevazione delle componenti reddituali

Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "Imposte sul reddito dell'esercizio dell'operatività corrente", ad eccezione di quelle imputabili al patrimonio netto o all'avviamento perché collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

18. Altre informazioni

Opzioni put

Gli impegni derivanti dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti tra le passività finanziarie dello stato patrimoniale per un valore pari al valore attuale dei relativi prezzi d'esercizio.

Attività e passività assicurative

Le riserve tecniche relative a contratti assicurativi ai sensi dell'IFRS 4 sono rilevate tra le "Altre passività" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "Altre attività"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con la bozza di informativa predisposta dall'ISVAP.

Le componenti reddituali tipiche dell'attività assicurativa sono incluse nelle voci "Premi netti" e "Saldo altri proventi/oneri della gestione assicurativa".

Azioni proprie

Le eventuali azioni proprie detenute vengono portate in diretta diminuzione del patrimonio netto; analogamente, il costo originario di tali azioni e gli utili e le perdite derivanti dalla loro successiva vendita sono rilevati come movimenti del patrimonio netto.

Pagamenti basati su azioni

I piani di stock options e stock granting a favore dei dipendenti deliberati dalla Capogruppo rappresentano pagamenti basati su azioni ed i relativi fair value nonché i corrispondenti incrementi del patrimonio netto vengono determinati con riferimento al fair value delle rispettive opzioni alla data di assegnazione, considerando componenti negative di reddito (costo del personale) gli importi determinati basandosi su quanto previsto dai suddetti piani, tenendo conto del valore di mercato delle azioni; in particolare, per quanto riguarda i piani di stock options tale valore, che costituisce un costo per l'azienda dal momento in cui il piano viene deliberato fino alla data dell'esercizio dell'opzione (c.d. "vesting period"), viene calcolato ripartendo i relativi oneri sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.) e rilevato in conto economico secondo il principio di competenza, in contropartita di patrimonio netto, stimando anche la percentuale di esercizio del piano nel periodo di durata dello stesso.

Riconoscimento dei ricavi

I ricavi sono riconosciuti quando sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:

- gli interessi di mora, eventualmente previsti in via contrattuale, sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i dividendi vengono rilevati in conto economico al momento in cui viene deliberata la distribuzione per cassa;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il fair value dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il fair value è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.
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Cartolarizzazioni

Con l'entrata in vigore dei principi contabili IAS/IFRS, si ritiene che le società veicolo ex legge n. 130 del 1999 possano continuare a rilevare le operazioni di cartolarizzazione soltanto nella nota integrativa. Infatti, poiché i crediti cartolarizzati costituiscono per legge un "patrimonio separato" a beneficio dei portatori dei titoli emessi dalla società veicolo per finanziare l'acquisto dei crediti stessi, tali attività e passività rispettano le condizioni stabilite dal paragrafo 19 dello IAS 39 (il cosiddetto accordo pass-through) per la derecognition delle attività oggetto di cessione. Al contrario, le società cedenti potranno continuare a cancellare totalmente dal proprio attivo le attività cedute soltanto se avranno trasferito sostanzialmente tutti i rischi e i benefici connessi con tali attività.

Con riferimento alle operazioni di cartolarizzazione ex legge n. 130 del 1999 poste in essere prima della data di transizione agli IAS/IFRS (1° gennaio 2004), l'IFRS 1 ha previsto una specifica deroga all'applicazione delle regole sulla derecognition per le cessioni di attività finanziarie poste in essere prima di tale data (si veda l'IFRS

1, paragrafi 27 e 27A). In virtù di questa deroga, per le operazioni di cartolarizzazione effettuate in data anteriore al 1° gennaio 2004, l'impresa può decidere di continuare ad applicare le previgenti regole contabili, oppure applicare le disposizioni dello IAS 39 in modo retroattivo da una data scelta dall'impresa stessa.

Il Gruppo ha deciso di avvalersi di tale deroga la quale si ritiene produca i suoi effetti (cioè la non reiscrizione dei crediti cartolarizzati) non solo ai fini del bilancio individuale della società cedente, ma anche ai fini del bilancio individuale della società veicolo, nonché del bilancio consolidato della società cedente. Ciò in quanto la cancellazione dei crediti da parte della società veicolo e delle società cedenti è avvenuta nel passato in applicazione di precise disposizioni di bilancio nazionali.

Prospetti di riconciliazione e note esplicative delle variazioni derivanti dall'applicazione dei principi IAS/IFRS

Premessa

I prospetti di riconciliazione riportati nella presente appendice sono stati redatti in applicazione delle disposizioni normative contenute nell'IFRS 1 "Prima applicazione degli International Financial Reporting Standards ("FTA"), recepite e disciplinate dalla Consob con la delibera n. 14990 del 14 aprile 2005, che ha modificato il "Regolamento emittenti" in materia di "Informativa societaria" periodica. Tali prospetti, essendo stati redatti ai fini della transizione ai principi contabili internazionali, non devono intendersi sostitutivi delle maggiori informazioni che saranno fornite in occasione della redazione del primo bilancio completo redatto in conformità ai principi IAS/IFRS. In particolare, i prospetti sono privi dei dati comparativi e delle necessarie note esplicative che sarebbero richiesti per rappresentare in modo completo la situazione patrimoniale-finanziaria ed il risultato economico consolidato del Gruppo Banca CR Firenze in conformità ai principi IAS/IFRS.

Nei suddetti prospetti è riportata la riconciliazione del patrimonio netto al 1° gennaio 2004 al 31 dicembre 2004, con esclusione dello IAS 39, 32 ed IFRS 4, ed al 1° gennaio 2005, nonché la riconiciliazione, con esclusione dello IAS 39, 32 ed IFRS 4, del risultato economico al 31 dicembre 2004.

I valori contenuti nei suddetti prospetti potrebbero subire variazioni qualora, prima della pubblicazione del bilancio consolidato del 31 dicembre 2005, fossero introdotti nuovi principi contabili internazionali, venissero cambiati principi già in vigore ovvero risultassero mutate le relative interpretazioni con efficacia retroattiva; si segnala inoltre che nel caso in cui anche la vigente normativa fiscale subisse nel frattempo modifiche, potrebbe rendersi necessario ricalcolare l'effetto fiscale connesso alla prima applicazione dei nuovi principi.

I prospetti di riconciliazione di seguito esposti, corredati da note esplicative dei criteri di redazione e delle voci che figurano in tali prospetti, sono oggetto di revisione contabile da parte della nostra società di revisione, come richiesto dalla delibera Consob sopra indicata.

L'analisi delle nuove regole contabili e la relativa applicazione hanno determinato in sede di FTA gli impatti sul patrimonio netto e sul risultato netto di seguito descritti.

Prospetto di riconciliazione previsto dall'IFRS 1- Prima adozione degli International Financiall Reporting Standards ("FTA")
(redatto ai sensi dell'articolo 81-bis, 1° comma, lettera b), del Regolamento Consob)

Variazioni al netto dell'effetto fiscale

importi in migliaia di euro	Capitale e sovrapprezzi	Riserve	Riserva FTA	Risultato	TOTALE
Saldi risultanti dal bilancio al 31 dicembre 2003	**620.527**	**308.255**	-	**95.464**	**1.024.246**
Variazioni per "First Time Adoption" principi IAS (esclusi IAS 32 e 39)		-3.061	40.865		37.814
Attività materiali	-	12.868	82.426		95.294
Attività immateriali	-	-	-11.274		-11.274
Partecipazioni	-	-	-18.433		-18.433
Fondo TFR	-	-	-12.147		-12.147
Fondi di quiescenza	-	-	-4.647		-4.647
Altri fondi per rischi ed oneri	-	-	-606		-606
Variazioni del valore delle società consolidate col metodo del patrimonio netto		-15.909	-		-
Variazioni del patrimonio di pertinenza di terzi			5.552		5.552
Altre passività	-	-	-6		-6
Saldi al 1° gennaio 2004 in base ai principi IAS/IFRS	**620.527**	**305.204**	**40.865**	**95.464**	**1.062.060**
Variazioni saldi IAS/IFRS nell'esercizio 2004 (esclusi IAS 32 e 39)				36.834	36.834
Attività materiali	-	-	-	-2.172	-2.172
Attività immateriali	-	-	-	40.231	40.231
Partecipazioni	-	-	-	153	153
Altre attività	-	-	-	-96	-96
Fondo TFR	-	-	-	-3.655	-3.655
Fondi di quiescenza	-	-	-	-953	-953
Altri fondi per rischi ed oneri	-	-	-	3.508	3.508
Altre passività	-	-	-	-4	-4
Risultato delle società di nuova inclusione nel perimetro di consolidamento	-	-	-	-272	-272
Variazioni del valore delle società consolidate col metodo del patrimonio netto	-	-	-	1.469	1.469
Variazioni del patrimonio di pertinenza di terzi	-	-	-	-1.474	-1.474
Variazioni delle poste patrimoniali nel civilistico 2004	83.425	36.918	-	6.843	127.186
Saldi al 31 dicembre 2004 in base ai principi IAS/IFRS (esclusi IAS 32 e 39)	**703.952**	**342.122**	**40.865**	**139.141**	**1.226.080**
Variazioni saldi IAS/IFRS per "First Time Adoption" IAS 32 e 39	400	31.679	-64.694		-32.615
Attività Finanziarie detenute per la negoziazione (HFT)	-	-	2.713		2.713
Attività Finanziarie disponibili per la vendita (AFS)	-	33.485	13.824		47.309
Crediti verso clientela	-	-	-38.232		-38.232
Derivati attivi di negoziazione	-	-	16.138		16.138
Derivati attivi di copertura	-	-	69.683		69.683
Passività finanziarie di negoziazione	-	-	133		133
Passività finanziarie al costo ammortizzato	-	-	-61.426		-61.426
Derivati passivi di negoziazione	-	-	-39.599		-39.599
Altre passività ramo assicurativo	-	-	-13.640		-13.640
Derivati passivi di copertura	-	-	6.862		6.862
Variazioni del patrimonio pertinenza di terzi	-	-1.806	-		-1.806
Variazioni di valore delle società consolidate col metodo del patrimonio netto	-	-	-9.850		-9.850
Stock Options	400	-	-400		-
Saldi al 1° gennaio 2005 in base ai principi IAS/IFRS	**704.352**	**373.801**	**-23.829**	**139.141**	**1.193.465**

Gli impatti derivanti dalle valutazioni effettuate in base agli IAS/IFRS sono stati rilevati nelle seguenti voci del patrimonio netto:

- "Riserve FTA", se riferiti ad aggiustamenti che nei futuri esercizi non determineranno un interessamento del conto economico;
- "Riserve da valutazione", nel caso in cui derivassero da rilevazioni IAS che potrebbero variare nel corso dei futuri esercizi per effetto delle valutazioni delle relative poste di bilancio e che verranno pertanto imputati al conto economico solo al momento dell'effettivo realizzo.

Attività materiali

Storno ammortamento dei terreni
I principi internazionali prevedono che l'ammortamento dei cespiti avvenga in funzione della vita utile degli stessi o dei singoli componenti che li costituiscono qualora essi abbiano vita utile differente. Questo approccio comporta, nel caso degli immobili, la necessità di dover scorporare dal valore di iscrizione dei fabbricati la componente attribuibile al terreno sottostante, in base all'assunto che il terreno non è soggetto a deperimento ed è pertanto di durata illimitata, con il conseguente storno delle quote di ammortamento pregresse riconducibili a tale componente. Si è, quindi, proceduto alla contabilizzazione separata dei valori dei fabbricati e della quota da imputare al terreno sottostante, provvedendo ad eliminare la quota del fondo ammortamento riferibile alla componente terreno. Al fine di determinare il valore da attribuire al terreno, sono state fatte eseguire apposite perizie sugli immobili ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti ad uso funzionale conservano il processo di ammortamento.

Riserva da valutazione
In sede di prima applicazione, come consentito dall'IFRS 1, per gli immobili ad uso funzionale si è adottato il fair value al 1° gennaio 2004 come sostituto del costo ("deemed cost") ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero tecnici iscritti negli Albi Professionali.
Gli immobili detenuti a scopo di investimento sono sottoposti alla valutazione basata sul fair value, determinato come precedentemente descritto; tali immobili non vengono sottoposti ad ammortamento.

L'effetto sul risultato d'esercizio 2004, Derivante dall'applicazione dei principi contabili sopra esposti, comprende l'effetto sulla quota di ammortamento per gli immobili ad uso funzionale e la variazione del fair value degli immobili detenuti a scopo di investimento.

Attività Immateriali

Impairment degli avviamenti e delle differenze positive di consolidamento
I principi IAS/IFRS non consentono l'ammortamento dei beni a vita utile indefinita, tra i quali sono compresi l'avviamento e le differenze positive di consolidamento.
Tali attività devono ora essere valutate sistematicamente almeno una volta all'anno, sulla base del loro valore recuperabile determinato attraverso il cosiddetto "*impairment test*". In conseguenza dell'applicazione di questo principio, l'avviamento iscritto in bilancio secondo i precedenti principi contabili riferito all'acquisizione della filiale di Bologna dell'ex Banco di Napoli SPA è stato attribuito alle corrispondenti unità generatrici di ricavi e rideterminato in funzione del relativo valore recuperabile che è risultato superiore al valore iscritto in bilancio.

In conseguenza dell'applicazione di tale principio sono state, pertanto, stornate dal risultato economico dell'esercizio 2004 le quote di ammortamento del suddetto avviamento nonché delle differenze di consolidamento precedentemente iscritte.

Partecipazioni

Con il termine partecipazioni si intendono gli investimenti nel capitale di altre imprese, di solito rappresentati da azioni o quote. In tale definizione sono comprese, pertanto, le partecipazioni di controllo, in *joint ventures* nonché nelle società collegate sulle quali viene esercitata un'influenza significativa.
Anche per le partecipazioni, i principi IAS richiedono di effettuare, in sede di FTA e sistematicamente almeno una volta all'anno, il cosiddetto "*impairment test*" per verificare il mantenimento del valore iscritto in bilancio al momento dell'acquisizione. Tale cambiamento di metodologia valutativa rispetto ai precedenti principi contabili nazionali, ha comportato la necessità di rettificare il valore dell'avviamento iscritto nel bilancio consolidato della partecipazione relativo alla società controllata Cassa di Risparmio di Mirandola SpA. L'*impairment test* non risente di effetti fiscali in quanto è applicabile il regime di *participation exemption*.

Fondo TFR e Fondi di quiescenza

I principi IAS/IFRS richiedono che la valutazione dei piani previdenziali a benefici definiti avvenga sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al dipendente al momento della risoluzione del rapporto di lavoro. Per i piani pensionistici a benefici definiti sono state, pertanto, ottenute le valutazioni da

parte di attuari esterni indipendenti, rettificando gli stanziamenti nei casi in cui i valori precedentemente determinati non risultassero in linea in linea con le disposizioni degli IAS/IFRS.
Il trattamento di fine rapporto è stato considerato assimilabile ad un'obbligazione a benefici definiti e, dunque, rideterminato secondo valori attuariali e non più come previsto dalle specifiche norme di legge italiane.
Anche le altre obbligazioni legate al rapporto di lavoro quali il cosiddetto "premio di anzianità" (erogato ai dipendenti al raggiungimento del 25° anno di servizio presso alcune società del Gruppo) sono state rilevate in base a stime attuariali.

In conseguenza dell'applicazione delle metodologie sopra illustrate sono state adeguate le rilevazioni effettuate nel conto economico 2004, incluso lo storno dell'accantonamento del premio di anzianità già effettuato nel bilancio al 31 dicembre 2004.

Altri fondi per rischi ed oneri

I principi IAS/IFRS richiedono che l'importo dell'accantonamento sia rappresentato dal valore attuale dell'onere che si stima sarà necessario per estinguere l'obbligazione. Tra i fondi presenti in bilancio il fattore temporale è stato ritenuto rilevante solo per quelli costituiti a fronte di cause passive ed azioni revocatorie, considerati i tempi normalmente lunghi necessari per la conclusione del contenzioso. Tali stanziamenti sono stati, quindi, rettificati per tenere conto del loro valore attuale. I criteri sopra esposti vengono applicati anche ai fondi di quiescenza per i quali è previsto contrattualmente una limitazione dell'impegno a carico dell'azienda.

In conseguenza dell'applicazione delle metodologie sopra illustrate sono state adeguate le rilevazioni effettuate nel conto economico 2004.

Attività finanziarie detenute per la negoziazione

Valutazione al fair value dei titoli di trading e dei contratti derivati connessi
In questa categoria sono comprese le attività finanziarie detenute per la negoziazione acquisite per la normale operatività di compravendita o di tesoreria; sono inoltre stati inclusi i valori positivi dei derivati ad eccezione di quelli designati come efficaci strumenti di copertura.
I titoli classificati tra le attività finanziarie detenute per la negoziazione devono essere valutati al *fair value*, con iscrizione nel conto economico dei risultati valutativi. Tale criterio viene applicato anche per i titoli non quotati, in precedenza valorizzati al minore tra il costo d'acquisto ed il valore di mercato. Si è proceduto, quindi, alla determinazione del *fair value* dei titoli non quotati inclusi nelle suddette categorie attraverso una stima sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment (le perdite attese sono computate secondo le pertinenti Probability of Default ("PD") e Loss Given Default "("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interessi vengono definiti utilizzando le curve dei tassi "zero coupon". I titoli di capitale per i quali non sia possibile determinare il fair value con adeguato grado di affidabilità sono mantenuti al costo. Per gli strumenti finanziari quotati in mercati regolamentati efficienti, il fair value è pari alle quotazioni di chiusura dei mercati.

Derivati attivi di negoziazione
Derivati passivi di negoziazione

Valutazione al fair value dei contratti derivati di trading
I principi IAS/IFRS impongono la valutazione al *fair value* dei contratti derivati.

Valutazione al fair value dei contratti derivati impliciti nelle obbligazioni emesse
I principi contabili internazionali richiedono che i contratti derivati vengano rilevati in bilancio separatamente anche se essi sono incorporati in altri strumenti finanziari (i cosiddetti "strumenti finanziari strutturati") se questi non sono valutati al *fair value* con imputazione delle variazioni dello stesso a conto economico.
In sede di prima applicazione, pertanto, si è proceduto a scomporre i prestiti strutturati emessi nelle due componenti, estrapolando dal valore di carico del prestito obbligazionario il valore delle opzione implicite in oggetto.

Attività finanziarie disponibili per la vendita

Le attività finanziarie disponibili per la vendita accolgono titoli originariamente acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione.

I principi IAS/IFRS prevedono la valutazione al *fair value* degli strumenti finanziari classificati nella categoria delle attività finanziarie disponibili per la vendita. L'effetto di tale valutazione deve essere imputato direttamente ad una riserva del patrimonio netto sino al momento del realizzo.

Valutazione al fair value degli investimenti partecipativi
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" gli investimenti partecipativi ritenuti durevoli che non sono qualificabili come di controllo, collegamento o in *joint ventures*. Tali investimenti, che precedentemente erano valorizzati al costo, sono stati valutati al *fair value* stimato, per i titoli non quotati, sulla base delle metodologie di valutazione d'azienda più pertinenti tenendo conto del tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al costo se il loro valore non può essere determinato in modo attendibile. L'effetto della valutazione è stato iscritto tra le "Riserve da valutazione" (al lordo dell'effetto fiscale stante l'attuale normativa).
La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.

Valutazione al fair value dei titoli di debito
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" alcuni titoli di debito che non sono detenuti per attività di *trading* e che non presentano le caratteristiche per essere classificati tra le attività detenute sino alla scadenza o tra i crediti. L'effetto della transizione è collegato alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato. Il *fair value* dei titoli non quotati inclusi nelle suddette categorie è stato stimato sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment (le perdite attese sono computate secondo le pertinenti Probability of Default ("PD") e Loss Given Default "("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interessi vengono definiti utilizzando le curve dei tassi "zero coupon". Per i titoli quotati in mercati regolamentati efficienti, il fair value è pari alle quotazioni di chiusura dei mercati. L'effetto della valutazione è stato iscritto tra le "Riserve da valutazione" (al netto dell'effetto fiscale stante l'attuale normativa).

Crediti verso la clientela

Valutazione analitica dei crediti deteriorati (effetto attualizzazione)
I principi IAS/IFRS richiedono che la valutazione delle attività finanziarie iscritte al costo ammortizzato avvenga sulla base del valore attuale dei flussi finanziari attesi. I crediti deteriorati, cioè che presentano evidenze che fanno ritenere non pienamente recuperabile il loro valore, devono essere valutati analiticamente tenendo conto anche dei tempi di recupero delle esposizioni creditizie. Ciò comporta, a differenza di quanto effettuato in virtù dei precedenti principi contabili, la determinazione del valore attuale delle previsioni di recupero.
Per le sofferenze, le previsioni di recupero stimate anche in base delle eventuali garanzie a presidio, sono state attualizzate per tenere conto dei tempi stimati di rientro degli importi, utilizzando, poiché non più disponibili i tassi originari delle singole posizioni, il "prime rate ABI" vigente al momento del passaggio delle posizioni tra i crediti deteriorati. E' stata prevista una distribuzione temporale dei flussi di recupero analitica per le posizioni più significative e su base statistica per le restanti posizioni. Per gli incagli sono state attualizzate le posizioni con piano di rientro oltre i 12 mesi, utilizzando i tassi interni di rendimento delle singole posizioni. La distribuzione temporale è stata definita con riferimento al piano di rientro o alle serie storiche dei tempi medi di recupero dei crediti, delle procedure esecutive immobiliari e delle procedure concorsuali.

Valutazione collettiva dei crediti in bonis
I crediti non svalutati analiticamente devono essere valutati "collettivamente", attraverso la loro suddivisione in categorie omogenee di rischio e la determinazione per ognuna di esse di riduzioni di valore stimate sulla base di esperienze storiche di perdite. La determinazione degli accantonamenti sui crediti vivi è stata effettuata sulla base della Probability of Default ("PD", ossia la probabilità che il debitore vada in default) e di una Loss Given Default ("LGD", tasso di perdita stimato in caso di default del debitore) come determinate utilizzando il sistema di rating interno ovvero stimate su base storico-statistica. L'effetto derivante dall'applicazione della metodologia

sopra esposta è stato ridotto dell'importo iscritto nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti) al 31 dicembre 2004.

Rettifica per effetto dell'applicazione del costo ammortizzato
La Banca non ha determinato il costo ammortizzato per i crediti in essere al 1° gennaio 2005 (data di transizione per lo IAS 39), considerata la difficoltà nel reperire le relative informazioni con procedure automatiche e la scarsa rilevanza dei pregressi costi e ricavi di transazione ancora da ammortizzare a tale data.

Derivati attivi di copertura
Derivati passivi di copertura

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura. Gli strumenti utilizzati per le coperture in essere (*fair value hedge*) sono i contratti derivati, posti in essere per realizzare coperture del fair value di alcune emissioni obbligazionarie. Queste nuove regole hanno comportato la revisione dei criteri di contabilizzazione e valutazione delle operazioni di copertura.

In sede di prima adozione dei principi IAS/IFRS, le poste patrimoniali il cui valore di mercato è oggetto di copertura ed i correlati contratti derivati di copertura sono stati valutati al fair value. Tali poste precedentemente venivano iscritte al costo.

Passività finanziarie al costo ammortizzato

Rettifica per effetto dell'applicazione del costo ammortizzato
Le passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo. Fanno eccezione le passività a breve termine, che rimangono iscritte per il valore nominale.

Contabilizzazione delle operazioni di copertura (cd. "adjusted cost")
Il valore degli strumenti oggetto di copertura è stato rettificato tenendo conto delle sole variazioni di fair value prodotte dai rischi oggetto di copertura.

Obbligazioni proprie
I principi IAS/IFRS richiedono che l'eventuale riacquisto di obbligazioni proprie sia trattato come un'estinzione di passività e che le obbligazioni debbano pertanto essere classificate a riduzione del passivo.

Opzioni put
In base a quanto previsto dai principi IAS/IFRS l'impegno derivante dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate e su partecipazioni non controllate (Cassa dei Risparmi di Forlì SpA) sono state rilevate tra le passività finanziarie dello stato patrimoniale per un valore pari al valore attuale dell'importo di rimborso.

Altre passività (impatto sulle riserve tecniche dello "shadow accounting"

Ai sensi dell'IFRS 4, la società controllata Centrovita Assicurazioni SpA ha riclassificato tra le riserve tecniche relative a polizze assicurative incluse nella voce "Altre passività" le plusvalenze e le minusvalenze latenti attribuibili agli assicurati.

Variazione di valore delle società consolidate con il metodo del patrimonio netto

La variazione include gli effetti derivanti dalla prima adozione degli IAS/IFRS sul patrimonio netto e sul risultato dell'esercizio delle società consolidate con il metodo del patrimonio netto (società collegate e joint ventures).

Stock Options

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel

conto economico al momento della loro assegnazione a dipendenti o amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005. Il piano di *stock options* attualmente in vigore è stato deliberato dal consiglio di amministrazione del 31 luglio 2003 e maturerà nell'intervallo tra il 1° agosto 2006 ed il 1° agosto 2009. Per tale piano è stato determinato il *fair value* delle opzioni assegnate e si è provveduto a destinare l'importo di competenza per gli anni 2003 e 2004 alla riserva FTA.

Effetti fiscali

L'impatto sul patrimonio netto derivante dalla prima applicazione degli IAS/IFRS è stato calcolato al netto del relativo effetto fiscale. Tale effetto è stato determinato in base alla legislazione vigente (ivi compreso il Decreto Legislativo n. 38/2005).